IRIDEX

2008 Annual Report to Stockholders

2008 Annual Report Consolidated Financial Statements

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 10-K

☑ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

for the fiscal year ended January 3, 2009

or

☐ **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

for the transition period from __________ to __________.

Commission file number 0-27598

IRIDEX CORPORATION

(Exact name of registrant as specified in its charter)

Delaware **(State or other jurisdiction of incorporation or organization)**	**77-0210467** **(I.R.S. Employer Identification Number)**

1212 Terra Bella Avenue, Mountain View CA 94043-1824
(Address of principal executive offices)
(Zip Code)
(650) 940-4700
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Common	NASDAQ Global Market

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, par value $0.01 per share

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933. Yes ☐ No ☑

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"). Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or a smaller reporting company. See definition of "accelerated filer," "large accelerated filer,", and smaller reporting company in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☑

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting common equity held by non-affiliates of the Registrant was approximately $10,343,978, as of June 27, 2008, the last business day of the Registrant's most recently completed second fiscal quarter, based on the closing price reported for such date on the NASDAQ Global Market. The registrant did not have any non-voting common equity outstanding. For purposes of this disclosure, shares of common stock held by each executive officer and director and by each holder of 5% or more of the outstanding shares of common stock have been excluded from this calculation, because such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of March 26, 2009, Registrant had 8,824,301 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain parts of the Proxy Statement for the Registrant's 2009 Annual Meeting of Stockholders (the "Proxy Statement") are incorporated by reference into Part III of this Annual Report on Form 10-K.

Table of Contents

PART I

This Annual Report on Form 10-K contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, such as statements relating to levels of future sales and operating results; gross margins; managing cash flows; general economic conditions and levels of international sales, and our current and future liquidity and capital requirements; market acceptance of our products; expectations for and sources of future revenues; leveraging our core business and increasing recurring revenues; broadening our product lines through product innovation and new treatments; our marketing programs and trends in healthcare; our ability to take advantage of economies-of-scale in product development and manufacturing; efforts to decrease costs; estimates regarding the size of our markets; levels of future investment in research and development efforts; our ability to develop and introduce new products through strategic alliances, OEM relationships and acquisitions; the availability of components from third-party manufacturers; results of clinical studies and the status of our regulatory clearance; the impact of regulatory actions and determinations; and risks associated with bringing new products to market. In some cases, forward-looking statements can be identified by terminology, such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "potential," "continue," or the negative of such terms or other comparable terminology. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements. The reader is strongly urged to read the information contained under the captions "Item 1A. Risk Factors - Factors That May Affect Future Results" in this Annual Report on Form 10-K for a more detailed description of these significant risks and uncertainties. The reader is cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date of this Form 10-K. We undertake no obligation to update such forward-looking statements to reflect events or circumstances occurring after the date of this report.

Item 1. Business

General

IRIDEX Corporation is a leading worldwide provider of therapeutic based laser systems and delivery devices used to treat eye diseases in ophthalmology and skin conditions in dermatology (also referred to as aesthetics). Our products are sold in the United States predominantly through a direct sales force and internationally through approximately 100 independent distributors into 107 countries. Total revenues in 2008, 2007 and 2006 were $48.5 million, $55.5 million and $35.9 million respectively, which generated a net loss for those corresponding years of $7.4 million, $22.3 million and $5.8 million. The net loss for 2008 and 2007 included impairment charges for the write down of Goodwill and Intangible assets of $5.4 million and $14.7 million, respectively.

Our ophthalmology products consist of laser systems, delivery devices and laser probes and are used in the treatment of serious eye diseases, including the three leading causes of irreversible blindness: diabetic retinopathy, glaucoma and age-related macular degeneration (AMD). In addition, our ophthalmology products are often used in vitrectomy procedures (proliferative diabetic retinopathy, macular holes, retinal tears and detachments) which are generally performed in the operating room and require a consumable single use intraocular laser probe (EndoProbe) to deliver the light to the back of the eye. Therefore our ophthalmology business includes (i) a recurring revenue component, which consists of the sales of the consumable, single use EndoProbe devices, combined with the repair, servicing and extended service contract protection for our laser systems and (ii) a capital component, which consists of the laser systems combined with durable delivery devices. Our laser systems consist of the OcuLight product family which includes the OcuLight TX, the OcuLight Symphony (Laser Delivery System), OcuLight SL, OcuLight SLx, OcuLight GL, and OcuLight GLx laser photocoagulation systems, and the IQ 810 and IQ 577 laser systems. Our ophthalmology products contributed $32.4 million, $32.3 million and $30.8 million to our total revenues in 2008, 2007 and 2006, respectively.

In January 2007, the Company acquired Laserscope's aesthetics business (the Laserscope acquisition) including its subsidiaries in France and the United Kingdom (UK) from American Medical Systems Holdings (AMS). The aesthetics products acquired through the Laserscope acquisition include the Gemini, Venus-*i*, Lyra-*i* and Aura-*i* Laser Systems, as well as the following delivery devices: the VersaStat 10 mm, VersaStat-*i*, and Dermastat handpieces along with an articulated arm for the Venus-*i* Laser System. These products focus on the treatment of pigmented and vascular lesions, skin rejuvenation, skin tightening, hair reduction, leg veins, and acne. Our previous dermatology lasers, called the DioLite XP and the VariLite Dual Wavelength Laser Systems, were folded in with the Laserscope aesthetics product offering to create an expanded aesthetics business. Our aesthetics products are primarily used in a dermatologist's or plastic surgeon's office and contributed $16.1 million, $23.2 million and $5.1 million to our total revenues in 2008, 2007 and 2006, respectively.

The IRIDEX ophthalmic and dermatology laser systems, exclusive of the Laserscope products, consist of small, portable laser consoles and delivery devices. While dermatologists almost always use our laser systems in their offices or clinics, ophthalmologists and plastic surgeons typically use our laser systems in hospital operating rooms (OR) and ambulatory surgical centers (ASC), as well as their offices and clinics. In the OR and ASC, ophthalmologists use our laser systems with either an indirect laser ophthalmoscope or a consumable, single use EndoProbe. Since our first shipment in 1990, more than 10,200 medical laser systems manufactured by IRIDEX, for both ophthalmology and dermatology, have been sold worldwide.

IRIDEX Corporation was incorporated in California in February 1989 as IRIS Medical Instruments, Inc. In November 1995, we changed our name to IRIDEX Corporation and reincorporated in Delaware. Our executive offices are located at 1212 Terra Bella Avenue, Mountain View, California 94043-1824, and our telephone number is (650) 940-4700. We can also be reached at our website at www.IRIDEX.com, however, the information on, or that can be accessed through, our website is not part of this report. As used in this Annual Report on Form 10-K, the terms "Company," "IRIDEX," "we," "us" and "our" refer to IRIDEX Corporation, a Delaware corporation, and when the context so requires, our wholly owned subsidiaries, IRIS Medical Instruments, Inc. and Light Solutions Corporation, both California corporations, and IRIDEX UK, and IRIDEX France S.A.

The IRIDEX Strategy

We are one of the worldwide leaders in developing, manufacturing, marketing, selling and servicing innovative medical laser systems and associated instrumentation. We have a short-term focus to ensure we successfully navigate the current global recession by leveraging the progress we made in 2008, and we have three key elements to our long-term strategy, the goal of which is to provide value to our customers by contributing towards improved patient outcomes and therefore increase long-term shareholder value:

Short-term focus

1. Continue to carefully manage cash, balancing our expenses with our expected revenues to ensure positive cash flow and to position the Company for long-term growth.

Long-term strategies

1. Leverage existing sales channels to drive more recurring revenues by adding additional consumable devices for our current ophthalmology market.

2. Introduce new complementary laser systems and durable delivery devices through internal development and/or acquisition, which either encourage replacement of the existing installed base, or expand the installed base by identifying new procedures or capabilities. We intend to continue our investment in research and development to improve the performance of our systems by developing innovative technologies which can address the customer needs.

3. Grow adjacent markets with existing sales channels and product offerings particularly in the ear, nose and throat market, where we have been successful in responding to existing demand and add new consumable products in these markets.

See Item 1A. Risk Factors – Factors That May Affect Future Results – "*We Depend on Collaborative Relationships to Develop, Introduce and Market New Products, Product Enhancements and New Applications*."

Ophthalmic Products

We utilize a systems approach to product design. Each system includes a console, which generates the laser energy, and a number of interchangeable peripheral delivery devices for use in specific clinical applications. This approach allows our customers to purchase a basic console system and add additional delivery devices as their needs expand or as new applications develop. We believe that this systems approach is a distinguishing characteristic and also brings economies-of-scale to our product development and manufacturing efforts because individual applications do not require the design and manufacture of complete stand-alone products. Our primary equipment products range in price from $2,000 to $60,000, and consist of laser consoles and specialized durable delivery devices. Our line of consumable products has list prices of between $150 and $200 to end customers.

Consoles

Our laser consoles, which are identified below, incorporate the economic and technical benefits of solid state and semiconductor laser technology.

Infrared Photocoagulator Consoles. The OcuLight and IQ 810 photocoagulator consoles used by ophthalmologists are available in two infrared (810nm) output power ranges: the OcuLight SL at 2 Watts and the IQ 810 and OcuLight SLx at 3 Watts. The OcuLight consoles weigh 14 pounds and have dimensions of 4"H x 12"W x 12"D. The IQ 810 console weighs 11 pounds and has dimensions of 7"H x 12"W x 12"D. Neither requires external air nor water cooling. We believe that the smaller overall sizes, lower weights and low input power requirements to operate represent distinct advantages over competing products.

Visible (Green) Photocoagulator Consoles. Our OcuLight TX, OcuLight GL and OcuLight GLx solid state and semiconductor-based photocoagulator consoles used in ophthalmology deliver visible (532nm) laser light. The OcuLight TX was first shipped in late 2006 and offers an optional remote control and wireless power-adjust footswitch. The OcuLight TX/GL/GLx have dimensions of 6"H x 12"W x 12"D, draw a maximum of 300 Watts of wall power and requires no water cooling. In December 2002, we commenced shipment of the Millennium Endolase module, which is sold exclusively to Bausch & Lomb for use in their Millennium Microsurgical System. It integrates 532nm photocoagulator capability into Bausch & Lomb's array of microsurgical capabilities for the vitrectomy procedure. The Millennium Endolase module is compatible with the IRIDEX consumable EndoProbe handpieces and Laser Indirect Ophthalmoscope.

Visible (Yellow) Photocoagulator Console. In 2009 we plan to introduce the industry's first solid state 577nm (yellow) photocoagulator – the IQ 577. This product utilizes state of the art user interface technology and delivers a 577 wavelength which is at the peak of oxyhemoglobin absorption which allows ophthalmologists to obtain optimal results with lower power (more tissue sparing) compared with green wavelengths. The IQ 577 console weighs 18 pounds, has dimensions of 7.5"H x 12"W x 14"D, draws a maximum of 250 Watts of wall power and requires no water cooling.

Multi-wavelength Laser System Configurations. When used in conjunction with specific IRIDEX laser consoles, our Symphony slit lamp adapter can deliver multiple laser wavelengths from a single slit lamp installation. It combines the clinical versatility and convenience of multiple wavelength delivery into one delivery device for retinal and glaucoma procedures. Currently, our compatible consoles are the OcuLight GLx and the OcuLight Tx green laser consoles and the OcuLight SLx and the IQ 810 infrared laser consoles.

Ophthalmic Delivery Devices

Our versatile family of consoles and delivery devices has been designed to accommodate the addition of new capabilities with a minimal incremental investment. Users of our consoles can add capabilities by simply purchasing new interchangeable delivery devices and utilizing them with their existing console. We have developed both consumable and durable delivery devices and expect to continue to develop additional delivery devices.

TruFocus Laser Indirect Ophthalmoscope (LIO). The indirect ophthalmoscope is designed to be worn on the physician's head and to be used in procedures to treat peripheral retinal disorders, particularly in infants or adults requiring treatment in the supine position. This product can be used in both diagnosis and treatment procedures at the point-of-care.

Slit Lamp Adapter (SLA). These adapters allow the physician to utilize a standard slit lamp in both diagnosis and treatment procedures. Doctors can install a slit lamp adapter in a few minutes and convert standard diagnostic slit lamps into a therapeutic photocoagulator delivery system. Slit lamp adapters are used in treatment procedures for both retinal diseases and glaucoma. These devices are available in a wide variety of spot diameters. Our standard slit lamp adapters have a single fiber and deliver laser light from a single laser console. Our Symphony slit lamp adapter has multiple fibers and can deliver laser light from two compatible laser consoles.

Operating Microscope Adapter. These adapters allow the physician to utilize a standard operating microscope in both diagnosis and laser treatment procedures. These devices are similar to slit lamp adapters, except that they are oriented horizontally and therefore can be used to deliver retinal photocoagulation to a supine patient.

EndoProbe. Our EndoProbe fiber optic delivery devices are used for endophotocoagulation, a retinal treatment procedure performed in the hospital operating room or surgery center during a vitrectomy procedure. These sterile consumable disposable probes are available in tapered, angled, stepped, aspirating, illuminating, and adjustable styles.

G-Probe. The G-Probe is used in procedures to treat medically and surgically uncontrolled glaucoma, in many instances replacing cyclocryotherapy, or freezing of eye tissues. The G-Probe's non-invasive procedure takes approximately ten minutes, is performed on an anesthetized eye in the doctor's office, and results in less pain and fewer adverse side effects than cyclocryotherapy. The G-Probe is a sterile consumable product.

DioPexy Probe. The DioPexy Probe is a hand-held instrument which is used in procedures to treat retinal tears, and breaks non-invasively through the sclera, as an alternative method of attaching the retina. Our DioPexy Probe results in increased precision, less pain and less inflammation than traditional cryotherapy.

Ophthalmology Treatments

The following chart lists the procedures for treating ophthalmic diseases that can be addressed by utilizing our ophthalmic laser systems. These procedures typically are performed in an OR or an ASC and are non-elective and covered by insurance.

	Procedure	Console	Delivery Devices
Age-related Macular Degeneration	Retinal Photocoagulation	Infrared & Visible	Slit Lamp Adapter
Diabetic Retinopathy			
Macular Edema	Grid Retinal Photocoagulation	Infrared & Visible	Slit Lamp Adapter & Operating Microscope Adapter,
	Focal Retinal Photocoagulation	Visible	Slit Lamp Adapter
Proliferative	Pan-Retinal Photocoagulation Vitrectomy Procedure	Infrared & Visible	Slit Lamp Adapter, Operating Microscope Adapter, Laser Indirect Ophthalmoscope, EndoProbe*
Glaucoma			
Primary Open-Angle	Trabeculoplasty	Infrared & Visible	Slit Lamp Adapter
Angle-closure	Iridotomy	Infrared & Visible	Slit Lamp Adapter
Uncontrolled Glaucoma	Transscleral Cyclophotocoagulation	Infrared	G-Probe*
Retinal Tears and Detachments	Retinopexy Retinal Photocoagulation Vitrectomy Procedure	Infrared & Visible	Slit Lamp Adapter, Laser Indirect Ophthalmoscope, Operating Microscope Adapter, EndoProbe*
	Transscleral Retinal Photocoagulation	Infrared	DioPexy Probe
Retinopathy of Prematurity	Retinal Photocoagulation	Infrared	Laser Indirect Ophthalmoscope
Ocular Tumors	Retinal Photocoagulation	Infrared	Slit Lamp Adapter, Operating Microscope Adapter, Laser Indirect Ophthalmoscope
Macular Holes	Vitrectomy Procedure	Visible	EndoProbe*

* Consumable single use products

Aesthetics Products

Although light-based products are used in a variety of aesthetics applications, our aesthetics business focuses primarily on pigmented and vascular lesions, skin rejuvenation, skin tightening, hair reduction, leg veins, and acne, treatments that make up three-quarters of all aesthetics laser procedures.

Consoles

Our aesthetics laser consoles, which are described below, incorporate high powered solid state and semi-conductor technology.

Combination Infrared/Visible wavelength laser consoles: This includes the Gemini and VariLite.

The Gemini combines the best features of the Lyra and Aura systems, resulting in one of the most comprehensive and versatile multi-use systems available. It is FDA-cleared for use in 21 different aesthetics applications. It is one of the few dual wavelength lasers on the market, offering 532 nm KTP and 1064 nm Nd:YAG laser wavelengths. The KTP is a fast, high power laser used for skin rejuvenation and treatment of acne, pigmented lesions and other shallow vascular lesions. The Nd:YAG allows for deeper penetration and is used for hair reduction, wrinkle reduction, and the treatment of leg veins and other lesions.

The VariLite is a unique product in the aesthetics business. It includes both 532 nm and 940 nm lasers, which are used for deeper and more recalcitrant vascular lesions that are not easily treated with 532 nm. The 940nm wavelength is also more effective on venous lakes than 532 nm lasers.

Visible (Green) Consoles. The DioLite XP and Aura-*i* deliver (532 nm) laser light. These lasers deliver from three watts to 20 watts of power that is used for 14 FDA cleared applications ranging from vascular and pigmented lesions to acne.

Infrared Consoles: This includes the Lyra-i and Venus-i Laser System.

The Lyra-i uses a 1064 nm wavelength. This wavelength penetrates deeply into the skin to reach the hair bulb, leg veins, and the papillary dermis. It is used to treat 11 FDA cleared applications.

The Venus-*i* Laser System is a portable, lightweight, high power Erbium:YAG laser system for skin resurfacing. It provides treatment for wrinkles and moderate sun damage, and can be used on both facial and non-facial skin. Its unique flat beam profile maintains consistent laser energy in the therapeutic range and avoids dangerous hot spots. It is roughly half the size and weight of most other Erbium systems currently available.

Aesthetics Delivery Devices

VersaStat-*i* and VersaStat 10 mm Handpieces. These handpieces are used on the Gemini, Aura-*i* and Lyra-*i* consoles. The VersaStat-*i* has an adjustable spot size that allows the physician to match the spot size to the treatment area. It is adjustable from 1 mm to 5 mm in 0.1 mm increments. The handpiece treats a wide range of conditions, including small telangictasias and large blue veins without the need to change handpieces. The VersaStat 10 mm Handpiece allows the physician the ability to treat larger areas, adding to speed and efficiency of treatments. Both handpieces offer contact cooling, which allows for increased patient comfort during treatments.

Dermastat Handpieces. These handpieces are used with the Gemini and Aura-*i*. They are used as tracing instruments for the treatment of small cutaneous surface lesions, typically vascular, such as telangiectasia.

DioLite Handpieces. These handpieces are handheld instruments used in the treatment of vascular and pigmented skin lesions. These devices are available in 200, 500, 700, and 1,000 micron spot diameters.

VariLite Handpiece. The VariLite Handpiece is a handheld instrument used in the treatment of vascular, pigmented cutaneous skin lesions and small area hair reduction. Ergonomic handpieces can be used with both the 532 nm and 940 nm wavelengths and are available in 700, 1,000, 1,400, 2,000 and 2,800 micron spot diameter.

ScanLite Scanner. The ScanLite XP is a computer pattern generator with integrated controls designed to enhance the capabilities of the DioLite XP and VariLite systems. They allow rapid and uniform treatment of larger-area vascular and pigmented skin lesions.

Aesthetics Treatments

The following chart lists the procedures for treating skin diseases that can be addressed by utilizing our dermatology laser systems. These procedures are normally performed in a physician's office and are elective and private pay.

Condition	Procedure	Console	Delivery Devices
Vascular Lesions	Selective Photothermolysis	Visible	DioLite Handpiece
Pigmented Lesions			Versastat-*i*
Cutaneous Lesions			Versastat 10 mm
Acne			Dermastat
Skin Rejuvenation			ScanLite
Hair Reduction			VariLite Handpiece
Leg Veins	Selective Photothermolysis	Infrared	Versastat-*i*
Hair Reduction			Versastat 10 mm
Wrinkle Reduction	Skin Resurfacing	Infrared	Articulated Arm
Scars			
Acne Scar Reduction			

Research and Development

We have close working relationships with researchers, clinicians and practicing physicians around the world who provide new ideas, test the feasibility of these new ideas and assist us in validating new products and new applications before they are introduced.

Our research and development activities are performed by a current team of 16 engineers, scientists and regulatory professionals with experience in various aspects of medical products, laser systems, delivery devices and clinical techniques with a focus to introduce innovative products which satisfy the unmet and emerging needs of our customers. The core competencies of the team include: mechanical engineering, electrical engineering, optics, lasers, fiber optics, software, firmware and delivery devices. The research and development process integrates all the necessary disciplines of the Company from product inception through customer acceptance. This process facilitates reliable new product innovations and a consistent pipeline of innovative products for our customers.

Our research activities are managed internally by our research staff. We supplement our internal research staff by hiring consultants and/or partnering with physicians to gain specialized expertise and understanding. Research efforts are directed toward the development of new products and new applications for our existing products, as well as the identification of markets not currently addressed by our products.

We believe that it is important to make a substantial contribution to improving clinical outcomes. For instance we have made substantial investments in researching and improving the treatment of serious eye diseases such as age-related macular degeneration, diabetic retinopathy and glaucoma. The objectives of developing new treatments and applications are to expand the potential patient population, to more effectively treat diseases, to treat patients earlier in the treatment regimen and to reduce the side effects of treatment. We spent $4.0 million on research and development in 2008, $5.8 million in 2007 and $5.5 million in 2006.

We consider clinical projects to be a component of our research and development efforts and they may or may not result in additional commercial opportunities. See Item 1A. Risk Factors - Factors That May Affect Future Results – *"While We Devote Significant Resources to Research and Development, Our Research and Development May Not Lead to New Products that Achieve Commercial Success."*

Customers and Customer Support

Our products are currently sold to ophthalmologists - particularly those specializing in retina, glaucoma and pediatrics - dermatologists and plastic surgeons. Other customers include research and teaching hospitals, government installations, surgical centers and hospitals. No single customer or distributor accounted for 10% or more of total sales in fiscal years 2008, 2007 or 2006. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We are continuing our efforts to broaden our customer base through the development of new products and new applications of our existing products for use by ophthalmologists and dermatologists. We currently estimate that there are approximately 18,000 ophthalmologists in the United States and 55,000 internationally who are potential customers. Additionally, we estimate that there are approximately 5,000 and 18,000 hospitals in the United States and internationally, respectively, as well as approximately 5,000 ambulatory surgical centers in the United States which potentially represent multiple unit sales. We believe there are approximately 9,000 dermatologists and approximately 8,000 plastic surgeons in the United States who are potential customers. Because independent ophthalmologists and dermatologists frequently practice at their own offices, as well as through affiliations with hospitals or other medical centers, each independent ophthalmologist, dermatologist, plastic surgeon, office, hospital and medical center is a potential customer for our products.

We seek to provide superior customer support and service and believe that our customer service and technical support distinguish our product offerings from those of our competitors. We provide depot service at our Mountain View facility for our ophthalmology and small aesthetics products and we provide field service for the large aesthetics products we acquired in the Laserscope acquisition. Our customer support representatives assist customers with orders, warranty returns and other administrative functions. Our technical support engineers provide customers with answers to technical and product-related questions. We maintain an "around-the-clock" telephone service line to service our customers. If a problem with a depot serviceable product cannot be diagnosed and resolved by telephone, a service loaner is shipped overnight to domestic customers under warranty or service contract, and by the most rapid delivery means available to our international customers, and the problem unit is returned to us. The small size and rugged design of our products allows for economical shipment and quick response to customers almost anywhere in the world.

Sales and Marketing

We sell and market our products in the United States predominantly through our direct sales force. Our direct sales force is separated into two separate divisions, one for ophthalmology and one for aesthetics. In total we had a direct sales force of 16 employees who were engaged in sales efforts within the United States as of January 3, 2009. Our sales and marketing organization is based at our corporate headquarters in Mountain View, California with area sales managers located throughout the United States.

We sell and market our products internationally through approximately 100 independent distributors into over 107 countries. International sales represented 44.4%, 46.1% and 39.2% of our sales in 2008, 2007 and 2006, respectively. We believe that our international sales will continue to represent a significant portion of our revenues for the foreseeable future. As a result of the Laserscope acquisition we acquired two wholly owned subsidiaries, one located in the UK and the other in France. Our subsidiaries are responsible for selling, marketing and servicing our aesthetics products in their local geography. In June 2008, we transitioned the responsibility for the sales and service of our aesthetics products in the UK to an independent distributor. Our other international sales are made principally to customers in Europe, Asia, the Pacific Rim, the Middle East and Latin America. Our indirect international sales are administered through our corporate headquarters in Mountain View, California. Our distribution agreements with our international distributors are generally exclusive and typically can be terminated by either party without cause with 90 days notice. International sales may be adversely affected by the imposition of governmental controls, currency fluctuations, restrictions on export technology, political instability, trade restrictions, changes in tariffs and the economic condition in each country in which we sell our products. See Item 1A. Risk Factors - Factors That May Affect Future Results – *"We Depend on International Sales for a Significant Portion of Our Operating Results."*

To support our sales process we conduct marketing programs which include: clinical education, direct mail, trade shows, public relations, market research, and advertising in trade and academic journals and newsletters. We annually participate in over 100 trade shows worldwide. These meetings allow us to present our products to existing and prospective buyers.

Through marketing, we collaborate with our customers to enhance our ability to identify new applications for our products, validate new procedures using our products and identify new product applications which help meet their unmet needs. Customers include key opinion leaders who are often the heads of the departments in which they work or professors at universities. We believe that these luminaries in the field of ophthalmology and dermatology are key to the successful introduction of new products and the subsequent acceptance of these new products by the general market. Acceptance of our products by these early adopters is key to our strategy in the validation and commercialization of our new products.

Operations

The manufacture of our infrared and visible light photocoagulators and the related delivery devices is a highly complex and precise process. Completed systems must pass quality control and reliability tests before shipment. Our manufacturing activities consist of specifying, sourcing, assembling and testing of components and certain subassemblies for assembly into our final product. As of January 3, 2009, we had a total of 51 employees engaged in manufacturing activities.

The medical devices manufactured by us are subject to extensive regulation by numerous governmental authorities, including federal, state, and foreign governmental agencies. The principal regulator in the United States is the Food and Drug Administration (FDA). In April 1998, we received certification for ISO 9001/EN 46001, which is an international quality system standard that documents compliance to the European Medical Device Directive. In February 2004, we were certified to ISO 13485:2003, which replaced ISO 9001/EN46001 as the international standard for quality systems as applied to medical devices. In August 2008, we received FDA 510(k) clearance on our Family of IRIDEX IQ Laser Systems. This clearance covers the IRIDEX IQ 532, IQ 577, IQ 630-670, and IQ 810 Laser Systems and their associated delivery devices to deliver laser energy in either CW-Pulse, MicroPulse or LongPulse mode. These Laser Systems are intended for a wide range of specific applications in the medical specialties of ophthalmology, ear, nose and throat (ENT)/otolaryngology and dermatology.

We rely on third parties to manufacture substantially all of the components used in our products, although we assemble critical subassemblies and the final product at our facility in Mountain View, California. Some of these suppliers and manufacturers are sole source. We have some long-term or volume purchase agreements with our suppliers but currently purchase most components on a purchase order basis. These components may not be available in the quantities required, on reasonable terms, or at all. Financial or other difficulties faced by our suppliers or significant changes in demand for these components or materials could limit their availability. Any failures by such third parties to adequately perform may delay the submission of products for regulatory approval, impair our ability to deliver products on a timely basis or otherwise impair our competitive position. See Item 1A. Risk Factors - Factors That May Affect Future Results – "*We Depend on Sole Source or Limited Source Suppliers.*"

International regulatory bodies often establish varying product standards, packaging requirements, labeling requirements, tariff regulations, duties and tax requirements. As a result of our sales in Europe, we are required to have all products "CE" marked, an international symbol affixed to all products demonstrating compliance to the European Medical Device Directive and all applicable standards. In July 1998, we received CE mark certification under Annex II guidelines, the most stringent path to CE certification. With Annex II CE mark certification, we have demonstrated our ability to both understand and comply with all applicable standards under the European Medical Device Directive. This allows us to CE mark any product upon our internal verification of compliance to all applicable European standards. Currently, all released products are CE marked. Continued certification is based on successful review of the process by our European Registrar during its annual audit. Any loss of certification would have a material adverse effect on our business, results of operations and financial condition. See Item 1A. Risk Factors - Factors That May Affect Future Results – *"We Are Subject to Government Regulations Which May Cause Us to Delay or Withdraw the Introduction of New Products or New Applications for Our Products."*

Competition

Competition in the market for laser systems and delivery devices used for ophthalmic and aesthetics treatment procedures is intense and is expected to increase. This market is also characterized by rapid technological innovation and change. We compete by providing features and services that are valued by our customers such as: product performance, clinical outcomes, ease of use, durability, versatility, customer training services and rapid repair of equipment.

Our principal competitors in ophthalmology are Alcon Inc., Carl Zeiss Meditec AG, Nidek Co. Ltd, Synergetics, Ellex Medical Lasers, Ltd. and Lumenis Ltd. Most of these companies currently offer a competitive, semiconductor-based laser system for ophthalmology. Also within ophthalmology, pharmaceutical alternative treatments for AMD such as Lucentis/Avastin (Genentech), and to a lesser extent Visudyne (Novartis) and Macugen (OSI Pharmaceuticals) compete rigorously with traditional laser procedures.

In aesthetics our principal competitors are Cutera, Candela Corporation, Palomar Technologies, Inc., Sciton, Lumenis Ltd and Cynosure.

Some ophthalmic and aesthetic competitors have substantially greater financial, engineering, product development, manufacturing, marketing and technical resources than we do. Some companies also have greater name recognition than us and long-standing customer relationships. In addition, other medical companies, academic and research institutions, or others, may develop new technologies or therapies, including medical devices, surgical procedures or pharmacological treatments and obtain regulatory approval for products utilizing such techniques that are more effective in treating the conditions targeted by us, or are less expensive than our current or future products. Our technologies and products could be rendered obsolete by such developments. Any such developments could have a material adverse effect on our business, financial condition and results of operations. See Item 1A. Risk Factors – Factors That May Affect Future Results – *"We Face Strong Competition in Our Markets and Expect the Level of Competition to Grow in the Foreseeable Future."*

Patents and Proprietary Rights

Our success and ability to compete is dependent in part upon our proprietary information. We rely on a combination of patents, trade secrets, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect our intellectual property rights. We file patent applications to protect technology, inventions and improvements that are significant to the development of our business. We have been issued sixteen United States patents and five foreign patents on the technologies related to our products and processes, which have expiration dates ranging from 2009 to 2023. We have approximately six pending patent applications in the United States and six foreign pending patent applications that have been filed. Our patent applications may not be approved.

Along with the acquisition of the AMS/Laserscope aesthetic products, we acquired a royalty-free license to eleven of the AMS/Laserscope patents. In addition, we acquired a license to a Palomar patent under which royalties are paid to Palomar based upon a percentage of sales of certain products acquired from AMS/Laserscope.

In addition to patents, we rely on trade secrets and proprietary know-how which we seek to protect, in part, through proprietary information agreements with employees, consultants and other parties. Our proprietary information agreements with our employees and consultants contain provisions requiring such individuals to assign to us, without additional consideration, any inventions conceived or reduced to practice by them while employed or retained by us, subject to customary exceptions - See Item 1A.Risk Factors – Factors That May Affect Future Results – *"We Rely on Patents and Proprietary Rights to Protect our Intellectual Property and Business."*

Government Regulation

The medical devices to be marketed and manufactured by us are subject to extensive regulation by numerous governmental authorities, including federal, state, and foreign governmental agencies. Pursuant to the Federal Food, Drug, and Cosmetic Act, as amended, and the regulations promulgated thereunder (the "FDA Act"), the FDA serves as the principal federal agency within the United States with authority over medical devices and regulates the research, clinical testing, manufacture, labeling, distribution, sale, marketing and promotion of such devices. Noncompliance with applicable requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizures of products, total or partial suspension of production, failure of the government to grant premarket clearance or approval for devices, withdrawal of marketing approvals, and criminal prosecution. The FDA also has the authority to request repair, replacement or refund of the cost of any medical device manufactured or distributed by us.

In the United States, medical devices are classified into one of three classes (Class I, II or III). The class to which the device is assigned determines, among other things, the type of premarketing submission/application required for FDA clearance to market. If the device is classified as Class I or II, and if it is not exempt, a 510(k) premarket notification will be required for marketing Under FDA regulations, Class I devices are subject to general controls (for example, labeling, premarket notification and adherence to Quality System Regulations ("QSRs") requirements). Class II devices receive marketing clearance through a 510(k) premarket notification. For Class III devices, a premarket approval (PMA) application will be required unless your device is a pre-amendments device (on the market prior to the passage of the medical device amendments in 1976, or substantially equivalent to such a device) and PMAs have not been called for. In that case, a 510(k) will be the route to market. A 510(k) clearance will be granted if the submitted information establishes that the proposed device is "substantially equivalent" to a legally marketed Class I or II medical device, or to a Class III medical device for which the FDA has not called for a PMA. The FDA may determine that a proposed device is not substantially equivalent to a legally marketed device, or that additional information or data are needed before a substantial equivalence determination can be made. A request for additional data may require that clinical studies of the device's safety and efficacy be performed.

Commercial distribution of a device for which a 510(k) notification is required can begin only after the FDA issues an order finding the device to be "substantially equivalent" to a previously cleared device. The FDA has recently been requiring a more rigorous demonstration of substantial equivalence than in the past. Even in cases where the FDA grants a 510(k) clearance, it can take the FDA from three to six months from the date of submission to grant a 510(k) clearance, but it may take longer.

A "not substantially equivalent" determination, or a request for additional information, could delay the market introduction of new products that fall into this category and could have a materially adverse effect on our business, financial condition and results of operations. For any of our products that are cleared through the 510(k) process, such as our IQ 810 system, modifications or enhancements that could significantly affect the safety or efficacy of the device or that constitute a major change to the intended use of the device will require new 510(k) submissions.

We have obtained 510(k) clearance for all of our marketed products. We have also modified aspects of our products since receiving regulatory clearance, but we believe that new 510(k) clearances are not required for these modifications. After a device receives 510(k) clearance or a PMA, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new clearance or approval. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer's determination. If the FDA disagrees with our determination not to seek a new 510(k) clearance or PMA, the FDA may retroactively require us to seek 510(k) clearance or premarket approval. The FDA could also require us to cease marketing and distribution and/or recall the modified device until 510(k) clearance or PMA approval is obtained. Also, in these circumstances, we may be subject to significant regulating fines or penalties.

Any products manufactured or distributed by us pursuant to FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA, including record keeping requirements and reporting of adverse experiences with the use of the device. Device manufacturers are required to register their establishments and list their devices with the FDA and certain state agencies, and are subject to periodic inspections by the FDA and certain state agencies. The FDA Act requires devices to be manufactured to comply with applicable QSR regulations which impose certain procedural and documentation requirements upon us with respect to design, development, manufacturing and quality assurance activities. We are subject to unannounced inspections by the FDA and the Food and Drug Branch of the California Department of Health Services, or CDHS, to determine our compliance with the QSR and other regulations, and these inspections may include the manufacturing facilities of our subcontractors.

Labeling and promotion activities are subject to scrutiny by the FDA and in certain instances, by the Federal Trade Commission. The FDA actively enforces regulations prohibiting marketing of products for unapproved uses. We and our products are also subject to a variety of state laws and regulations in those states or localities where our products are or will be marketed. Any applicable state or local regulations may hinder our ability to market our products in those states or localities. Manufacturers are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. We may be required to incur significant costs to comply with such laws and regulations now or in the future. Such laws or regulations may have a material adverse effect upon our ability to do business.

Exports of our products are regulated by the FDA and are covered by the Export Amendment of 1996, which greatly expanded the export of approved and unapproved United States medical devices. However, some foreign countries require manufacturers to provide an FDA certificate for products for export (CPE) which requires the device manufacturer to certify to the FDA that the product has been granted premarket clearance in the United States and that the manufacturing facilities appeared to be in compliance with QSR at the time of the last QSR inspection. The FDA will refuse to issue a CPE if significant outstanding QSR violations exist.

We are also regulated under the Radiation Control for Health and Safety Act, which requires laser products to comply with performance standards, including design and operation requirements, and manufacturers to certify in product labeling and in reports to the FDA that their products comply with all such standards. The law also requires laser manufacturers to file new product and annual reports, maintain manufacturing, testing and sales records and report product defects. Various warning labels must be affixed and certain protective devices installed, depending on the class of the product.

The introduction of our products in foreign markets will also subject us to foreign regulatory clearances which may impose substantial additional costs and burdens. International sales of medical devices are subject to the regulatory requirements of each country. The regulatory review process varies from country to country. Many countries also impose product standards, packaging requirements, labeling requirements and import restrictions on devices. In addition, each country has its own tariff regulations, duties and tax requirements. The approval by the FDA and foreign government authorities is unpredictable and uncertain. The necessary approvals or clearances may not be granted on a timely basis, if at all. Delays in receipt of, or a failure to receive, such approvals or clearances, or the loss of any previously received approvals or clearances, could have a material adverse effect on our business, financial condition and results of operations.

Changes in existing requirements or adoption of new requirements or policies by the FDA or other foreign and domestic regulatory authorities could adversely affect our ability to comply with regulatory requirements. Failure to comply with regulatory requirements could have a material adverse effect on our business, financial condition and results of operations. We may be required to incur significant costs to comply with laws and regulations in the future. These laws or regulations may have a material adverse effect upon our business, financial condition or results of operations.

Reimbursement

The cost of a significant portion of medical care in the United States is funded by government programs, health maintenance organizations and private insurance plans. Our ophthalmology products are typically purchased by doctors, clinics, hospitals and other users, which bill various third-party payers, such as government programs and private insurance plans, for the health care services provided to their patients. Government imposed limits on reimbursement of hospitals and other health care providers have significantly impacted the spending budgets of doctors, clinics and hospitals to acquire new equipment, including our products. Under certain government insurance programs, a health care provider is reimbursed for a fixed sum for services rendered in treating a patient, regardless of the actual charge for such treatment. The Center for Medicare and Medicaid Services (CMS) reimburses hospitals on a prospectively-determined fixed amount for the costs associated with an in-patient hospitalization based on the patient's discharge diagnosis. CMS reimburses physicians a prospectively-determined fixed amount based on the procedure performed, regardless of the actual costs incurred by the hospital or physician in furnishing the care and regardless of the specific devices used in that procedure. Reimbursement issues have affected sales of our ophthalmic products to a greater extent than sales of our aesthetics products because aesthetics procedures, in general, are not covered under most insurance programs and the cost of these procedures are paid for by the patient.

Private third-party reimbursement plans are also developing increasingly sophisticated methods of controlling health-care costs by imposing limitations on reimbursable procedures and the exploration of more cost-effective methods of delivering health care. In general, these government and private measures have caused health care providers, including our customers, to be more selective in the purchase of medical products. In addition, changes in government regulation or in private third-party payers' policies may limit or eliminate reimbursement for procedures employing our products, which could have a material adverse effect on our business, results of operations and financial condition. See Item 1A Risk Factors – Factors That May Affect Future Results – *"Our Operating Results May be Adversely Affected by Changes in Third Party Coverage and Reimbursement Policies and any Uncertainty Regarding Healthcare Reform Measures."*

Doctors, clinics, hospitals and other users of our products may not obtain adequate reimbursement for use of our products from third-party payers. While we believe that the laser procedures using our products have generally been reimbursed, payers may deny coverage and reimbursement for our products if they determine that the device was not reasonable and necessary for the purpose used, was investigational or was not cost-effective.

Backlog

We generally do not maintain a high level of backlog. As a result, we do not believe that our backlog at any particular time is indicative of future sales levels.

Employees

At January 3, 2009 we had a total of 149 full-time employees (143 in the U.S. and 6 in France), including 82 in operations and service, 35 in sales and marketing, 16 in research and development and 16 in finance and administration. We also employ, from time to time, a number of temporary and part-time employees as well as consultants on a contract basis. At January 3, 2009, we employed 15 such persons. Our future success will depend in part on our ability to attract, train, retain and motivate highly qualified employees, who are in great demand. We may not be successful in attracting and retaining such personnel. Our employees are not represented by a collective bargaining organization, and we have never experienced a work stoppage or strike. We consider our employee relations to be good.

Available Information

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to reports pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are available, free of charge, on our website at www.IRIDEX.com, as soon as reasonably practicable after such reports are electronically filed with the Securities and Exchange Commission, however, the information on, or that can be accessed through, our website is not part of this report.

Additionally, these filings may be obtained by visiting the Public Reference Room of the SEC at 100 F Street, NE, Washington, DC 20549 or by calling the SEC at 1-800-SEC-0330, by sending an electronic message to the SEC at publicinfo@sec.gov or by sending a fax to the SEC at 1-202-777-1027. In addition, the SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically.

Item 1A. Risk Factors

Factors That May Affect Future Results

In addition to the other information contained in this Annual Report Form 10-K, we have identified the following risks and uncertainties that may have a material adverse effect on our business, common stock price, financial condition or results of operation. You should carefully consider the risks described below before making an investment decision.

We Are Exposed to Risks Associated With Worldwide Economic Slowdowns and Related Uncertainties.

We are subject to macro-economic fluctuations in the U.S. economy. Concerns about consumer and investor confidence, volatile corporate profits and reduced capital spending, international conflicts, terrorist and military activity, civil unrest and pandemic illness could cause a slowdown in customer orders or cause customer order cancellations. In addition, political and social turmoil related to international conflicts and terrorist acts may put further pressure on economic conditions in the United States and abroad.

Recent macro-economic issues involving the broader financial markets, including the housing and credit system and general liquidity issues in the securities markets, have negatively impacted the economy and may negatively affect our growth. In addition, weak economic conditions and declines in consumer spending and consumption may harm our operating results. Purchases of our products are often discretionary. If the economic climate deteriorates further, customers or potential customers could delay, reduce or forego their purchases of our products and services, which could impact our business in a number of ways, including lower prices for our products and services and reduced or delayed sales. There could be a number of follow-on effects from the current financial crisis on our business, including insolvency of key suppliers resulting in product delays; delays in customer payments of outstanding accounts receivable and/or customer insolvencies; counterparty failures negatively impacting our operations; and increased expense or inability to obtain future financing.

If the negative macro-economic conditions persist, or if the economy enters a prolonged period of decelerating growth, our results of operations may be harmed.

We Rely on Continued Market Acceptance of Our Existing Products and Any Decline in Sales of Our Existing Products Would Adversely Affect Our Business and Results of Operations.

We currently market visible and infrared medical laser systems and delivery devices to the ophthalmology and aesthetics markets. We believe that continued and increased sales, if any, of these medical laser systems is dependent upon a number of factors including the following:

- acceptance of product performance, features, ease of use, scalability and durability;
- recommendations and opinions by ophthalmologists, dermatologists, plastic surgeons, other clinicians, and their associated opinion leaders;
- clinical study outcomes;
- price of our products and prices of competing products and technologies particularly in light of the current macro-economic, environment, in which the availability of credit is limited and purchasers may delay capaital investments or place additional emphasis on price when making their purchase decision;
- availability of competing products, technologies and alternative treatments; and
- level of reimbursement for treatments administered with our products.

In addition, we derive a meaningful portion of our sales from recurring revenues including consumable EndoProbe devices and service. Our ability to increase recurring revenues from the sale of consumable EndoProbe devices will depend primarily upon the features of our current products and product innovation, ease of use and prices of our products, including the relationship to prices of competing delivery devices. The level of our service revenues will depend on the quality of service we provide and the responsiveness and the willingness of our customers to request our services rather than purchase competing products or services. Any significant decline in market acceptance of our products or our revenues derived from the sales of laser consoles, delivery devices or services may have a material adverse effect on our business, results of operations and financial condition.

If There is Not Sufficient Demand for the Aesthetics Procedures Performed with Our Products, Practitioner Demand for Our Products Could be Inhibited, Resulting in Unfavorable Operating Results and Reduced Growth Potential.

The global aesthetics market has seen a sharp contraction in 2008 and we have seen reduced demand for our products because most procedures performed using our aesthetics products are elective procedures not reimbursable through government or private health insurance, with the costs borne by the patient. The decision to purchase our aesthetics products may therefore be influenced by a number of factors, including:

- consumer confidence, which may be impacted by economic and political conditions;
- the success of our sales and marketing efforts;
- evolving customer needs;
- the introduction of new products and technologies;
- evolving surgical practices;
- evolving industry standards;
- the cost of procedures performed using our products; and
- the cost, safety and effectiveness of alternative treatments, including treatments which are not based upon laser or other light-based technologies and treatments which use pharmaceutical products.

If, as a result of these factors, there is not sufficient demand for the procedures performed with our aesthetics products, practitioner demand for our aesthetics products could be reduced, resulting in unfavorable operating results and lower growth potential.

We Have More Indebtedness and Fewer Liquid Resources After the Acquisition of the Aesthetics Business of AMS and Laserscope, Which Adversely Affects Our Cash Flows and Business.

In order to complete the Laserscope acquisition, we entered into financing arrangements and used the majority of our liquid resources. Prior to the acquisition, we had no debt outstanding but now we have $6 million outstanding against our current line of credit. The increased levels of debt and obligations do among other things:

- make it more difficult for us to meet our payments and other obligations to other third parties;
- increase our vulnerability to, and limit our flexibility in planning for, adverse economic and industry conditions;
- increase our sensitivity to interest rate increases on our indebtedness with variable interest rates;
- result in an event of default if we fail to comply with the financial and other restrictive covenants contained in our debt agreements, which event of default could result in all of our debt becoming immediately due and payable;

- affect our credit rating;

- limit our ability to obtain additional financing to fund future working capital, capital expenditures, additional acquisitions and other general corporate requirements;

- create competitive disadvantages compared to other companies with less indebtedness; and

- limit our ability to apply proceeds from an offering or asset sale to purposes other than the repayment of debt.

We Believe There May be a Risk as to Whether Our Current Liquidity and Capital Resources Will be Sufficient to Meet Our Planned Operating Requirements for the Next 12 Months.

The Company's credit facility with Wells Fargo Bank is an asset-based revolving line of credit. The amount of money the Company may borrow at any particular time is determined by the amount of eligible accounts receivables and inventory the Company has on hand at that particular time (the Borrowing Base). If at any time the amount outstanding under the credit line exceeds the Borrowing Base the Company will be required to pay the difference between the outstanding amount and the Borrowing Base immediately. With the current crisis in the global economy it is possible that customers will take longer to pay and or default on their payments. Under such circumstances the Borrowing Base may be reduced significantly, which will reduce the Company's ability to borrow and will have a direct negative impact on the Company's cash position.

Management is of the opinion that the Company's current cash and cash equivalents together with its credit facility provides sufficient liquidity to operate for the next 12 months, that the covenants contained in the Company's credit facility with Wells Fargo Bank are reasonable and management expects to be able to meet these covenants. However if the Company is not able to perform as projected in its operating plan and becomes out of compliance with its debt covenants, Wells Fargo Bank would be entitled to exercise its remedies under the credit facility which include declaring all outstanding obligations thereunder due. For example, in August 2008 the Company was not in compliance with the debt service covenant contained in the credit facility with Wells Fargo Bank; however, the Company has obtained a waiver from the bank and was in compliance with the covenants in September 2008 and at January 3, 2009.

We Depend on International Sales for a Significant Portion of Our Operating Results.

We derive, and expect to continue to derive, a large portion of our revenues from international sales. For the fiscal year ended January 3, 2009, our international sales were $21.6 million or 44.4% of total sales. We anticipate that international sales will continue to account for a significant portion of our revenues, particularly ophthalmology, in the foreseeable future. None of our international revenues and costs has been denominated in foreign currencies, other than sales made by our French subsidiary. As a result, an increase in the value of the U.S. dollar relative to foreign currencies makes our products more expensive and thus less competitive in foreign markets. The factors stated above could have a material adverse effect on our business, financial condition or results of operations. Our international operations and sales are subject to a number of other risks and potential costs, including:

- impact of recessions in global economies and availability of credit;

- fluctuations in foreign currency exchange rates;

- performance of our international channel of distributors;

- longer accounts receivable collection periods;

- differing local product preferences and product requirements;

- cultural differences;

- changes in foreign medical reimbursement and coverage policies and programs;

- political and economic instability;
- difficulty in staffing and managing foreign operations;
- foreign certification requirements, including continued ability to use the "CE" mark in Europe;
- reduced or limited protections of intellectual property rights in jurisdictions outside the United States;
- potentially adverse tax consequences; and
- multiple protectionist, adverse and changing foreign governmental laws and regulations.

Any one or more of these factors stated above could have a material adverse effect on our business, financial condition or results of operations.

As we expand our existing international operations we may encounter new risks. For example, as we focus on building our international sales and distribution networks in new geographic regions, we must continue to develop relationships with qualified local distributors and trading companies. If we are not successful in developing these relationships, we may not be able to grow sales in these geographic regions. These or other similar risks could adversely affect our revenues and profitability.

We Face Strong Competition in Our Markets and Expect the Level of Competition to Grow in the Foreseeable Future.

Competition in the market for devices used for ophthalmic and aesthetics treatment procedures is intense and is expected to increase. Our competitive position depends on a number of factors including product performance, characteristics and functionality, ease of use, scalability, durability and cost. Our principal competitors in ophthalmology are Alcon Inc., Carl Zeiss Meditec AG, Nidek Co. Ltd., Synergetics, Ellex Medical Lasers, Ltd. and Lumenis Ltd. Most of these companies currently offer a competitive, semiconductor-based laser system for ophthalmology. Also within ophthalmology, pharmaceutical alternative treatments for AMD such as Lucentis/Avastin (Genentech), and to a lesser extent Visudyne (Novartis) and Macugen (OSI Pharmaceuticals) compete rigorously with traditional laser procedures.

In aesthetics, our principal competitors are Cutera, Candela Corporation, Palomar Technologies, Inc., Sciton, Lumenis Ltd. and Cynosure. These competitors have more sales representatives supporting broader product lines. Some competitors have substantially greater financial, engineering, product development, manufacturing, marketing and technical resources than we do.

In both markets, some companies also have greater name recognition than we do and long-standing customer relationships. In addition to other companies that manufacture photocoagulators, we compete with pharmaceuticals, other technologies and other surgical techniques. Some medical companies, academic and research institutions, or others, may develop new technologies or therapies that are more effective in treating conditions targeted by us or are less expensive than our current or future products. Any such developments could have a material adverse effect on our business, financial condition and results of operations.

Our Future Success Depends on Our Ability to Develop and Successfully Introduce New Products and New Applications.

Our future success is dependent upon, among other factors, our ability to develop, obtain regulatory approval or clearance of, manufacture and market new products. Successful commercialization of new products and new applications will require that we effectively transfer production processes from research and development to manufacturing and effectively coordinate with our suppliers. In addition, we must successfully sell and achieve market acceptance of new products and applications and enhanced versions of existing products. The extent of, and rate at which, market acceptance and penetration are achieved by future products is a function of many variables, which include, among other things, price, safety, efficacy, reliability, marketing and sales efforts, the development of new applications for these products, the availability of third-party reimbursement of procedures using our new products, the existence of competing products and general economic conditions affecting purchasing patterns. Our ability to market and sell new products may also be subject to government regulation, including approval or clearance by the United States Food and Drug Administration, or FDA, and foreign government agencies. Any failure in our ability to successfully develop and introduce new products or enhanced versions of existing products and achieve market acceptance of new products and new applications could have a material adverse effect on our operating results and would cause our net revenues to decline.

While We Devote Significant Resources to Research and Development, Our Research and Development May Not Lead to New Products that Achieve Commercial Success.

The Company's ability to generate incremental revenue growth will depend, in part, on the successful outcome of research and development activities, including clinical trials that lead to the development of new products and new applications using our products. Our research and development process is expensive, prolonged, and entails considerable uncertainty. Because of the complexities and uncertainties associated with ophthalmic and aesthetics research and development, products we are currently developing may not complete the development process or obtain the regulatory approvals required to market such products successfully. The products currently in our development pipeline may not be approved by regulatory entities and may not be commercially successful, and our current and planned products could be surpassed by more effective or advanced products of current or future competitors. Therefore, even if we are able to successfully develop enhancements or new generations of our products, these enhancements or new generations of products may not produce revenue in excess of the costs of development and they may be quickly rendered obsolete by changing customer preferences or the introduction by our competitors of products embodying new technologies or features.

The Clinical Trial Process Required to Obtain Regulatory Approvals is Costly and Uncertain, and Could Result in Delays in New Product Introductions or Even an Inability to Release a Product.

The clinical trials required to obtain regulatory approvals for our products are complex and expensive and their outcomes are uncertain. We incur substantial expense for, and devote significant time to, clinical trials but cannot be certain that the trials will ever result in the commercial sale of a product. We may suffer significant setbacks in clinical trials, even after earlier clinical trials showed promising results. Any of our products may produce undesirable side effects that could cause us or regulatory authorities to interrupt, delay or halt clinical trials of a product candidate. We, the FDA, or another regulatory authority may suspend or terminate clinical trials at any time if they or we believe the trial participants face unacceptable health risks.

If We Cannot Increase Our Sales Volumes, Reduce Our Costs or Introduce Higher Margin Products to Offset Anticipated Reductions in the Average Unit Price of Our Products, Our Operating Results May Suffer.

The average unit price of our products may decrease in the future in response to changes in product mix, competitive pricing pressures, new product introductions by our competitors or other factors. If we are unable to offset the anticipated decrease in our average selling prices by increasing our sales volumes or through new product introductions, our net revenues will decline. In addition, to maintain our gross margins we must continue to reduce the manufacturing cost of our products. If we cannot maintain our gross margins our business could be seriously harmed, particularly if the average selling price of our products decreases significantly without a corresponding increase in sales.

We Rely on Patents and Proprietary Rights to Protect our Intellectual Property and Business.

Our success and ability to compete is dependent in part upon our proprietary information. We rely on a combination of patents, trade secrets, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect our intellectual property rights. We file patent applications to protect technology, inventions and improvements that are significant to the development of our business. We have been issued sixteen United States patents and five foreign patents on the technologies related to our products and processes. We have approximately six pending patent applications in the United States and six foreign pending patent applications that have been filed. Our patent applications may not be approved. Along with the acquisition of the AMS/Laserscope aesthetic products, we acquired a royalty-free license to eleven of the AMS/Laserscope patents. In addition, we acquired a license to a Palomar patent under which royalties are paid to Palomar based upon a percentage of sales of certain products acquired from AMS/Laserscope. Any patents granted now or in the future may offer only limited protection against potential infringement and development by our competitors of competing products. Moreover, our competitors, many of which have substantial resources and have made substantial investments in competing technologies, may seek to apply for and obtain patents that will prevent, limit or interfere with our ability to make, use or sell our products either in the United States or in international markets.

Patents have a limited lifetime and once a patent expires competition may increase. For example our "Connector Patent" used to connect our delivery devices (consumable & durable) to our laser consoles will expire in 2009. Delivery devices which do not utilize our Connector Patent technology are not recognized by our laser consoles. We derive, and expect to continue to derive, a large portion of our recurring revenue and profits from sales of our consumable EndoProbe devices. Expiration of this patent may increase competition from our competitors for our consumable EndoProbe device business and there can be no guarantees that we will maintain our market share of this business.

In addition to patents, we rely on trade secrets and proprietary know-how which we seek to protect, in part, through proprietary information agreements with employees, consultants and other parties. Our proprietary information agreements with our employees and consultants contain industry standard provisions requiring such individuals to assign to us without additional consideration any inventions conceived or reduced to practice by them while employed or retained by us, subject to customary exceptions. Proprietary information agreements with employees, consultants and others may be breached, and we may not have adequate remedies for any breach. Also, our trade secrets may become known to or independently developed by competitors.

The laser and medical device industry is characterized by frequent litigation regarding patent and other intellectual property rights. Companies in the medical device industry have employed intellectual property litigation to gain a competitive advantage. Numerous patents are held by others, including academic institutions and our competitors. Until recently patent applications were maintained in secrecy in the United States until the patents issued. Patent applications filed in the United States after November 2000 generally will be published eighteen months after the filing date. However, since patent applications continue to be maintained in secrecy for at least some period of time, both within the United States and with regards to international patent applications, we cannot assure you that our technology does not infringe any patents or patent applications held by third parties. We have, from time to time, been notified of, or have otherwise been made aware of, claims that we may be infringing upon patents or other proprietary intellectual property owned by others. If it appears necessary or desirable, we may seek licenses under such patents or proprietary intellectual property. Although patent holders commonly offer such licenses, licenses under such patents or intellectual property may not be offered or the terms of any offered licenses may not be reasonable.

Any claims, with or without merit, and regardless of whether we are successful on the merits, would be time-consuming, result in costly litigation and diversion of technical and management personnel, cause shipment delays or require us to develop non-infringing technology or to enter into royalty or licensing agreements. For example, during fiscal year 2007, the Company settled patent litigations with Synergetics, Inc., which was time-consuming, costly and a diversion of technical and management personnel. An adverse determination in a judicial or administrative proceeding and failure to obtain necessary licenses or develop alternate technologies could prevent us from manufacturing and selling our products, which would have a material adverse effect on our business, results of operations and financial condition.

We Rely on Our Direct Sales Force and Network of International Distributors to Sell Our Products and any Failure to Maintain Our Direct Sales Force and Distributor Relationships Could Harm Our Business.

Our ability to sell our products and generate revenues depends upon our direct sales force within the United States and relationships with independent distributors outside the United States. Currently our direct sales force consists of 16 employees and we maintain relationships with approximately 100 independent distributors internationally selling our products into 107 countries. We generally grant our distributors exclusive territories for the sale of our products in specified countries. The amount and timing of resources dedicated by our distributors to the sales of our products is not within our control. Our international sales are entirely dependent on the efforts of these third parties. If any distributor breaches terms of its distribution agreement or fails to generate sales of our products, we may be forced to replace the distributor and our ability to sell our products into that exclusive sales territory would be adversely affected.

We do not have any long-term employment contracts with the members of our direct sales force. We may be unable to replace our direct sales force personnel with individuals of equivalent technical expertise and qualifications, which may limit our revenues and our ability to maintain market share. The loss of the services of these key personnel would harm our business. Similarly, our distributor agreements are generally terminable at will by either party and distributors may terminate their relationships with us, which would affect our international sales and results of operations.

We have Remediated the Material Weakness in Our Internal Controls and Procedures but still have Significant Deficiencies which could Harm Our Operating Results or Cause Us to Fail to Meet Our Regulatory or Reporting Obligations.

We evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on this evaluation, management concluded that our disclosure controls and procedures were effective at the reasonable assurance level and that the material weakness in our internal control over financial reporting related to our financial reporting process identified in our Annual Report on Form 10-K for the year ended December 29, 2007 has been remediated. See Item 9A of Part II of this Annual Report on Form 10-K.

During the evaluation we did note several significant deficiencies, which related to our need to: establish additional controls over our accounting close process; improve our controls over demo and loaner inventory; and institute more stringent data backup and recovery procedures. A significant deficiency is a deficiency or a combination of deficiencies in internal control over financial reporting that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

We are taking steps designed to remedy the significant deficiencies noted above. However, if despite our remediation efforts, we fail to remediate the significant deficiencies, we could be subject to regulatory scrutiny and a loss of public confidence in our disclosure controls and procedures. It is also possible that failure to remediate the significant deficiencies discussed above or other matters may result in the Company concluding in future periods that there is a material weakness in our disclosure controls and procedures.

Even if we are to successfully remediate such significant deficiencies, because of inherent limitations, our disclosure controls and procedures may not prevent or detect misstatements or material omissions. Projections or any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

If We Lose Key Personnel or Fail to Integrate Replacement Personnel Successfully, Our Ability to Manage Our Business Could Be Impaired.

Our future success depends upon the continued service of our key management, technical, sales, and other critical personnel. Our officers and other key personnel are employees-at-will, and we cannot assure you that we will be able to retain them. Key personnel have left our Company in the past and there likely will be additional departures of key personnel from time to time in the future. On October 16, 2007, Barry G. Caldwell resigned as the Company's President and Chief Executive Officer and as a member of the Company's Board of Directors, effective as of that date. Upon Mr. Caldwell's resignation, Theodore A. Boutacoff, the Company's current Chairman of the Board, returned to serve as President and Chief Executive Officer. Mr. Boutacoff was the Company's President and Director from 1989 until 2005. On July 20, 2007, Meryl A. Rains resigned as the Company's Chief Financial Officer. An interim Chief Financial Officer was hired for the interim period until James H. Mackaness was hired as full time Chief Financial Officer on January 2, 2008. Key personnel, including certain members of our aesthetics sales force who joined the Company in connection with the acquisition of the aesthetics business of Laserscope, have left the Company in the past and there likely will be additional departures of key personnel from time to time in the future. The loss of any key employee could result in significant disruptions to our operations, including adversely affecting the timeliness of product releases, the successful implementation and completion of Company initiatives, and the results of our operations. Competition for these individuals is intense, and we may not be able to attract, assimilate or retain highly qualified personnel. Competition for qualified personnel in our industry and the San Francisco Bay Area, as well as other geographic markets in which we recruit, is intense and characterized by increasing salaries, which may increase our operating expenses or hinder our ability to recruit qualified candidates. In addition, the integration of replacement personnel could be time consuming, may cause additional disruptions to our operations, and may be unsuccessful.

If We Fail to Accurately Forecast Demand For Our Product and Component Requirements For the Manufacture of Our Product, We Could Incur Additional Costs or Experience Manufacturing Delays and May Experience Lost Sales or Significant Inventory Carrying Costs.

We use quarterly and annual forecasts based primarily on our anticipated product orders to plan our manufacturing efforts and determine our requirements for components and materials. It is very important that we accurately predict both the demand for our product and the lead times required to obtain the necessary components and materials. Lead times for components vary significantly and depend on numerous factors, including the specific supplier, the size of the order, contract terms and current market demand for such components. If we overestimate the demand for our product, we may have excess inventory, which would increase our costs. If we underestimate demand for our product and consequently, our component and materials requirements, we may have inadequate inventory, which could interrupt our manufacturing, delay delivery of our product to our customers and result in the loss of customer sales. Any of these occurrences would negatively impact our business and operating results.

We Depend on Sole Source or Limited Source Suppliers.

We rely on third parties to manufacture substantially all of the components used in our products, including optics, laser diodes and crystals. We have some long term or volume purchase agreements with our suppliers and currently purchase components on a purchase order basis. Some of our suppliers and manufacturers are sole or limited sources. In addition, some of these suppliers are relatively small private companies that may discontinue their operations at any time. For example, Synergetics Inc. currently is the sole source supplier of the Company's line of adjustable laser probes under a non-exclusive agreement. There are risks associated with the use of independent manufacturers, including the following:

- unavailability of, shortages or limitations on the ability to obtain supplies of components in the quantities that we require;
- delays in delivery or failure of suppliers to deliver critical components on the dates we require;
- failure of suppliers to manufacture components to our specifications, and potentially reduced quality; and
- inability to obtain components at acceptable prices.

Our business and operating results may suffer from the lack of alternative sources of supply for critical sole and limited source components. The process of qualifying suppliers is complex, requires extensive testing with our products, and may be lengthy, particularly as new products are introduced. New suppliers would have to be educated in our production processes. In addition, the use of alternate components may require design alterations to our products and additional product testing under FDA and relevant foreign regulatory agency guidelines, which may delay sales and increase product costs. Any failures by our vendors to adequately supply limited and sole source components may impair our ability to offer our existing products, delay the submission of new products for regulatory approval and market introduction, materially harm our business and financial condition and cause our stock price to decline. Establishing our own capabilities to manufacture these components would be expensive and could significantly decrease our profit margins. Our business, results of operations and financial condition would be adversely affected if we are unable to continue to obtain components in the quantity and quality desired and at the prices we have budgeted.

We Face Risks Associated with Our Collaborative and OEM Relationships.

Our collaborators may not pursue further development and commercialization of products resulting from collaborations with us or may not devote sufficient resources to the marketing and sale of such products. We cannot provide assurance that these types of relationships will continue over a longer period. Our reliance on others for clinical development, manufacturing and distribution of our products may result in unforeseen problems. Further, our collaborative partners may develop or pursue alternative technologies either on their own or in collaboration with others. If a collaborator elects to terminate its agreement with us, our ability to develop, introduce, market and sell the product may be significantly impaired and we may be forced to discontinue altogether the product resulting from the collaboration. We may not be able to negotiate alternative collaboration agreements on acceptable terms, if at all. The failure of any current or future collaboration efforts could have a material adverse effect on our ability to introduce new products or applications and therefore could have a material adverse effect on our business, results of operations and financial condition.

We Depend on Collaborative Relationships to Develop, Introduce and Market New Products, Product Enhancements and New Applications.

We depend on both clinical and commercial collaborative relationships. We entered into a Product Supply Agreement with AMS in connection with the acquisition of the aesthetics business of Laserscope, pursuant to which AMS manufactured several of our aesthetics products. With the exception of some service parts, we transitioned the manufacturing for the majority of these products to our facilities during the fourth quarter of 2007. We are party to a Manufacture and Supply Agreement with Synergetics, Inc. pursuant to which Synergetics manufactures the Company's line of adjustable laser probes on a non-exclusive basis. We have entered into collaborative relationships with academic medical centers and physicians in connection with the research and innovation and clinical testing of our products. Commercially, we currently collaborate with Bausch & Lomb to design and manufacture a solid-state green wavelength (532nm) laser photocoagulator module for Bausch & Lomb, called the Millennium Endolase module. The Millennium Endolase module is designed to be a component of Bausch & Lomb's ophthalmic surgical suite product offering and is not expected to be sold as a stand-alone product. Sales of the Millennium Endolase module are dependent upon the actual order rate from and shipment rate to Bausch & Lomb, which depends on the efforts of our partner and is beyond our control. We cannot assure you that our relationship with Bausch & Lomb will result in further sales of our

Millennium Endolase module. The failure to obtain any additional future clinical or commercial collaborations and the resulting failure or success of such arrangements of any current or future clinical or commercial collaboration relationships could have a material adverse effect on our ability to introduce new products or applications and therefore could have a material adverse effect on our business, results of operations and financial condition.

If We Fail to Maintain Our Relationships With Health Care Providers, Customers May Not Buy Our Products and Our Revenue and Profitability May Decline.

We market our products to numerous health care providers, including physicians, hospitals, ambulatory surgical centers, government affiliated groups and group purchasing organizations. We have developed and strive to maintain close relationships with members of each of these groups who assist in product research and development and advise us on how to satisfy the full range of surgeon and patient needs. We rely on these groups to recommend our products to their patients and to other members of their organizations. The failure of our existing products and any new products we may introduce to retain the support of these various groups could have a material adverse effect on our business, financial condition and results of operations.

We Face Manufacturing Risks.

The manufacture of our infrared and visible laser consoles and the related delivery devices is a highly complex and precise process. We assemble critical subassemblies and substantially all of our final products at our facility in Mountain View, California. We may experience manufacturing difficulties, quality control issues or assembly constraints, particularly with regard to new products that we may introduce. If our sales increase substantially, including increases in the sales of our aesthetics products, we may need to increase our production capacity and may not be able to do so in a timely, effective, or cost efficient manner. We may not be able to manufacture sufficient quantities of our products, which may require that we qualify other manufacturers for our products. Furthermore, we may experience delays, disruptions, capacity constraints or quality control problems in our manufacturing operations and as a result, product shipments to our customers could be delayed, which would negatively impact our net revenues.

Our Operating Results May Fluctuate from Quarter to Quarter and Year to Year.

Our sales and operating results may vary significantly from quarter to quarter and from year to year in the future. Our operating results are affected by a number of factors, many of which are beyond our control. Factors contributing to these fluctuations include the following:

- general economic uncertainties and political concerns;
- the timing of the introduction and market acceptance of new products, product enhancements and new applications;
- changes in demand for our existing line of ophthalmology and aesthetics products;
- the cost and availability of components and subassemblies, including the willingness and ability of our sole or limited source suppliers to timely deliver components at the times and prices that we have planned;
- our ability to maintain sales volumes at a level sufficient to cover fixed manufacturing and operating costs;
- fluctuations in our product mix between ophthalmology and aesthetics products and foreign and domestic sales;
- our ability to address our liquidity issues should the need occur;
- the effect of regulatory approvals and changes in domestic and foreign regulatory requirements;
- introduction of new products, product enhancements and new applications by our competitors, entry of new competitors into our markets, pricing pressures and other competitive factors;
- our long and highly variable sales cycle;

- changes in the prices at which we can sell our products;
- changes in customers' or potential customers' budgets as a result of, among other things, reimbursement policies of government programs and private insurers for treatments that use our products; and
- increased product innovation costs.

In addition to these factors, our quarterly results have been, and are expected to continue to be, affected by seasonal factors.

Our expense levels are based, in part, on expected future sales. If sales levels in a particular quarter do not meet expectations, we may be unable to adjust operating expenses quickly enough to compensate for the shortfall of sales, and our results of operations may be adversely affected. We encountered this adverse effect on our operating results in each of the last eight quarters ended starting with the quarter ended March 31, 2007 through the quarter ended January 3, 2009. In addition, we have historically made a significant portion of each quarter's product shipments near the end of the quarter. If that pattern continues, any delays in shipment of products could have a material adverse effect on results of operations for such quarter. Due to these and other factors, we believe that quarter to quarter and year to year comparisons of our past operating results may not be meaningful. You should not rely on our results for any quarter or year as an indication of our future performance. Our operating results in future quarters and years may be below expectations, which would likely cause the price of our common stock to fall.

Our Stock Price Has Been and May Continue to be Volatile and an Investment in Our Common Stock Could Suffer a Decline in Value.

The trading price of our common stock has been subject to wide fluctuations in response to a variety of factors, some of which are beyond our control, including quarterly variations in our operating results, announcements by us or our competitors of new products or of significant clinical achievements, changes in market valuations of other similar companies in our industry and general market conditions. In addition, the trading price of our common stock has been significantly adversely affected by our recent operating performance and by liquidity issues. In the fiscal year ended January 3, 2009, the trading price of our common stock fluctuated from a high of $4.29 per share to a low of $0.82 per share. There can be no assurance our common stock trading price will not suffer additional declines. From time to time, we meet with investors and potential investors. In addition, we receive attention from securities analysts and present at some analyst meetings. Our common stock may experience an imbalance between supply and demand resulting from low trading volumes. These broad market fluctuations could have a significant impact on the market price of our common stock regardless of our performance.

Inability of Obtaining Credit or Material Increases in Interest Rates May Harm Our Sales.

Some of our products are sold to health care providers in general practice. Many of these health care providers purchase our products with funds they secure through various financing arrangements with third party financial institutions, including credit facilities and short-term loans. If availability of credit becomes more limited, or interest rates increase, these financing arrangements will be harder to obtain or more expensive to our customers, which may decrease demand for our products. Any reduction in the sales of our products would cause our business to suffer.

We Are Subject To Government Regulations Which May Cause Us to Delay or Withdraw the Introduction of New Products or New Applications for Our Products.

The medical devices that we market and manufacture are subject to extensive regulation by the FDA and by foreign and state governments. Under the Federal Food, Drug and Cosmetic Act and the related regulations, the FDA regulates the design, development, clinical testing, manufacture, labeling, sale, distribution and promotion of medical devices. Before a new device can be introduced into the market, the product must undergo rigorous testing and an extensive regulatory review process implemented by the FDA under federal law. Unless otherwise exempt, a device manufacturer must obtain market clearance through either the 510(k) premarket notification process or the lengthier premarket approval application (PMA) process. Depending upon the type, complexity and novelty of the device and the nature of the disease or disorder to be treated, the FDA process can take several years, require extensive clinical testing and result in significant expenditures. Even if regulatory approval is obtained, later discovery of previously unknown safety issues may result in restrictions on the product, including withdrawal of the product from the market. Other countries also have extensive regulations regarding clinical trials and testing prior to new product introductions.

Our failure to obtain government approvals or any delays in receipt of such approvals would have a material adverse effect on our business, results of operations and financial condition.

The FDA imposes additional regulations on manufacturers of approved medical devices. We are required to comply with the applicable Quality System regulations and our manufacturing facilities are subject to ongoing periodic inspections by the FDA and corresponding state agencies, including unannounced inspections, and must be licensed as part of the product approval process before being utilized for commercial manufacturing. Noncompliance with the applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, withdrawal of marketing approvals, and criminal prosecution. The FDA also has the authority to request repair, replacement or refund of the cost of any device we manufacture or distribute. Any of these actions by the FDA would materially and adversely affect our ability to continue operating our business and the results of our operations.

In addition, we are also subject to varying product standards, packaging requirements, labeling requirements, tariff regulations, duties and tax requirements. As a result of our sales in Europe, we are required to have all products "CE" marked, an international symbol affixed to all products demonstrating compliance with the European Medical Device Directive and all applicable standards. While currently all of our released products are CE marked, continued certification is based on the successful review of our quality system by our European Registrar during their annual audit. Any loss of certification would have a material adverse effect on our business, results of operations and financial condition.

If We Fail to Comply With the FDA's Quality System Regulation and Laser Performance Standards Our Manufacturing Operations Could Be Halted, and Our Business Would Suffer.

We are currently required to demonstrate and maintain compliance with the FDA's Quality System Regulation, or QSR. The QSR is a complex regulatory scheme that covers the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of our products. Because our products involve the use of lasers, our products also are covered by a performance standard for lasers set forth in FDA regulations. The laser performance standard imposes specific record-keeping, reporting, product testing and product labeling requirements. These requirements include affixing warning labels to laser products, as well as incorporating certain safety features in the design of laser products. The FDA enforces the QSR and laser performance standards through periodic unannounced inspections. We have been, and anticipate in the future being, subject to such inspections. Our failure to take satisfactory corrective action in response to an adverse QSR inspection or our failure to comply with applicable laser performance standards could result in enforcement actions, including a public warning letter, a shutdown of our manufacturing operations, a recall of our products, civil or criminal penalties, or other sanctions, such as those described in the preceding risk factor above, which would cause our sales and business to suffer.

If We Modify One of Our FDA Approved Devices, We May Need to Seek Reapproval, Which, if Not Granted, Would Prevent Us from Selling Our Modified Products or Cause Us to Redesign Our Products.

Any modifications to an FDA-cleared device that would significantly affect its safety or effectiveness or that would constitute a major change in its intended use would require a new 510(k) clearance or possibly a premarket approval. We may not be able to obtain additional 510(k) clearance or premarket approvals for new products or for modifications to, or additional indications for, our existing products in a timely fashion, or at all. Delays in obtaining future clearance would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our revenues and future profitability. We have made modifications to our devices in the past and may make additional modifications in the future that we believe do not or will not require additional clearance or approvals. If the FDA disagrees, and requires new clearances or approvals for the modifications, we may be required to recall and to stop marketing the modified devices, which could harm our operating results and require us to redesign our products.

The Requirements of Complying with the Sarbanes-Oxley Act of 2002 Might Strain Our Resources, Which May Adversely Affect Our Business and Financial Condition.

We are subject to a number of requirements, including the reporting requirements of the Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act of 2002. We are now required to comply with certain requirements of Section 404 of the Sarbanes-Oxley Act which require management to perform an assessment of internal control over financial reporting. These requirements might place a strain on our systems and resources. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. As a result, our management's attention might be diverted from other business concerns, which could have a material adverse effect on our business, financial condition, and operating results. In addition, we might need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge, and we might not be able to do so in a timely fashion.

Because We Do Not Require Training for Users of Our Products, and Sell Our Products to Non-physicians, There Exists an Increased Potential for Misuse of Our Products, Which Could Harm Our Reputation and Our Business.

Federal regulations restrict the sale of our products to or on the order of "licensed practitioners." The definition of "licensed practitioners" varies from state to state. As a result, our products may be purchased or operated by physicians with varying levels of training, and in many states by non-physicians, including nurse practitioners and technicians. Outside the United States, many jurisdictions do not require specific qualifications or training for purchasers or operators of our products. We do not supervise the procedures performed with our products, nor do we require that direct medical supervision occur. We, and our distributors, generally offer but do not require purchasers or operators of our products to attend training sessions. In addition, we sometimes sell our systems to companies that rent our systems to third parties and that provide a technician to perform the procedure. The lack of training and the purchase and use of our products by non-physicians may result in product misuse and adverse treatment outcomes, which could harm our reputation and expose us to costly product liability litigation.

Some of Our Laser Systems Are Complex in Design and May Contain Defects That Are Not Detected Until Deployed By Our Customers, Which Could Increase Our Costs and Reduce Our Revenues.

Laser systems are inherently complex in design and require ongoing regular maintenance. The manufacture of our lasers, laser products and systems involves a highly complex and precise process. As a result of the technical complexity of our products, changes in our or our suppliers' manufacturing processes or the inadvertent use of defective materials by us or our suppliers could result in a material adverse effect on our ability to achieve acceptable manufacturing yields and product reliability. To the extent that we do not achieve such yields or product reliability, our business, operating results, financial condition and customer relationships would be adversely affected. We provide warranties on certain of our product sales, and allowances for estimated warranty costs are recorded during the period of sale. The determination of such allowances requires us to make estimates of failure rates and expected costs to repair or replace the products under warranty. We currently establish warranty reserves based on historical warranty costs. If actual return rates and/or repair and replacement costs differ significantly from our estimates, adjustments to recognize additional cost of revenues may be required in future periods.

Our customers may discover defects in our products after the products have been fully deployed and operated under peak stress conditions. In addition, some of our products are combined with products from other vendors, which may contain defects. As a result, should problems occur, it may be difficult to identify the source of the problem. If we are unable to identify and fix defects or other problems, we could experience, among other things:

- loss of customers;
- increased costs of product returns and warranty expenses;
- damage to our brand reputation;
- failure to attract new customers or achieve market acceptance;
- diversion of development and engineering resources; and
- legal actions by our customers.

The occurrence of any one or more of the foregoing factors could seriously harm our business, financial condition and results of operations.

Our Products Could Be Subject to Recalls Even After Receiving FDA Approval or Clearance. A Recall Would Harm Our Reputation and Adversely Affect Our Operating Results.

The FDA and similar governmental authorities in other countries in which we market and sell our products have the authority to require the recall of our products in the event of material deficiencies or defects in design or manufacture. A government mandated recall, or a voluntary recall by us, could occur as a result of component failures, manufacturing errors or design defects, including defects in labeling. A recall could divert management's attention, cause us to incur significant expenses, harm our reputation with customers and negatively affect our future sales.

If We Fail to Manage Growth Effectively, Our Business Could Be Disrupted Which Could Harm Our Operating Results.

We have experienced and may in the future experience growth in our business, both organically and through the acquisition of businesses and products. We have made and expect to continue to make significant investments to enable our future growth through, among other things, new product innovation and clinical trials for new applications and products. We must also be prepared to expand our work force and to train, motivate and manage additional employees as the need for additional personnel arises. Our personnel, systems, procedures and controls may not be adequate to support our future operations. Any failure to effectively manage future growth could have a material adverse effect on our business, results of operations and financial condition.

If Product Liability Claims are Successfully Asserted Against Us, We may Incur Substantial Liabilities That May Adversely Affect Our Business or Results of Operations.

We may be subject to product liability claims from time to time. Our products are highly complex and some are used to treat extremely delicate eye tissue and skin conditions on and near a patient's face. We believe we maintain adequate levels of product liability insurance but product liability insurance is expensive and we might not be able to obtain product liability insurance in the future on acceptable terms or in sufficient amounts to protect us, if at all. A successful claim brought against us in excess of our insurance coverage could have a material adverse effect on our business, results of operations and financial condition.

Our Operating Results May be Adversely Affected by Changes in Third Party Coverage and Reimbursement Policies and any Uncertainty Regarding Healthcare Reform Measures.

Our ophthalmology products are typically purchased by doctors, clinics, hospitals and other users, which bill various third-party payers, such as governmental programs and private insurance plans, for the health care services provided to their patients. Third-party payers are increasingly scrutinizing and challenging the coverage of new products and the level of reimbursement for covered products. Doctors, clinics, hospitals and other users of our products may not obtain adequate reimbursement for use of our products from third-party payers. While we believe that the laser procedures using our products have generally been reimbursed, payers may deny coverage and reimbursement for our products if they determine that the device was not reasonable and necessary for the purpose used, was investigational or was not cost-effective.

Changes in government legislation or regulation or in private third-party payers' policies toward reimbursement for procedures employing our products may prohibit adequate reimbursement. There have been a number of legislative and regulatory proposals to change the healthcare system, reduce the costs of healthcare and change medical reimbursement policies. Doctors, clinics, hospitals and other users of our products may decline to purchase our products to the extent there is uncertainty regarding reimbursement of medical procedures using our products and any healthcare reform measures. Further proposed legislation, regulation and policy changes affecting third party reimbursement are likely. We are unable to predict what legislation or regulation, if any, relating to the health care industry or third-party coverage and reimbursement may be enacted in the future, or what effect such legislation or regulation may have on us. However, denial of coverage and reimbursement of our products would have a material adverse effect on our business, results of operations and financial condition.

If Our Facilities Were To Experience Catastrophic Loss, Our Operations Would Be Seriously Harmed.

Our facilities could be subject to catastrophic loss such as fire, flood or earthquake. All of our research and development activities, manufacturing, our corporate headquarters and other critical business operations are located near major earthquake faults in Mountain View, California. Any such loss at any of our facilities could disrupt our operations, delay production, shipments and revenue and result in large expense to repair and replace our facilities.

Our Business is Subject to Environmental Regulations.

Our facilities and operations are subject to federal, state and local environmental and occupational health and safety requirements of the United States and foreign countries, including those relating to discharges of substances to the air, water and land the handling, storage and disposal of hazardous materials and wastes and the cleanup of properties affected by pollutants. Failure to maintain compliance with these regulations could have a material adverse effect on our business or financial condition.

In the future, federal, state or local governments in the United States or foreign countries could enact new or more stringent laws or issue new or more stringent regulations concerning environmental and worker health and safety matters that could affect our operations. Also, in the future, contamination may be found to exist at our current or former facilities or off-site locations where we have sent wastes. We could be held liable for such newly discovered contamination which could have a material adverse effect on our business or financial condition. In addition, changes in environmental and worker health and safety requirements could have a material adverse effect on our business or financial condition.

Item 1. B Unresolved Staff Comments

None.

Item 2. Properties

We lease 37,000 square feet of space in Mountain View, California. This facility is being substantially utilized for all of our manufacturing, research and development efforts and also serves as our corporate headquarters. This facility is utilized for both our ophthalmology medical device segment and our dermatology medical device segment. On December 22, 2008, the lease was amended and renewed for an additional six year period beginning March 1, 2009 until February 28, 2015. The Company also leases 2,100 square feet of space in Cwmbran, South Wales and 1,600 square feet in Lisses, France which come up for renewal in April 2010 and September 2009, respectively. These premises are utilized for sales, service and support.

Management believes that our Mountain View facility has capacity adequate for our current needs and that suitable additional space or an alternative space would be available as needed in the future on commercially reasonable terms.

Item 3. Legal Proceedings

None.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters, and Issuer Purchases of Equity Securities

Market Information for Common Equity

Our common stock is currently and has been quoted on the NASDAQ Global Market under the symbol "IRIX" and has been since our initial public offering on February 15, 1996. The following table sets forth for the periods indicated the high and low sales prices for our common stock, as reported on the NASDAQ Global Market.

	High	Low
Fiscal 2008		
Fourth Quarter	$ 3.58	$ 0.82
Third Quarter	4.29	1.85
Second Quarter	2.68	1.49
First Quarter	4.15	1.60
Fiscal 2007		
Fourth Quarter	$ 5.36	$ 2.20
Third Quarter	5.44	2.32
Second Quarter	8.90	4.75
First Quarter	10.70	8.50

On March 26, 2009 the closing price on the NASDAQ Global Market for our common stock was $0.86 per share. As of March 26, 2009, there were approximately 64 holders of record (not in street name) of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of our stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividend Policy

We have never paid cash dividends on our common stock. We currently intend to retain any earnings for use in our business and do not anticipate paying cash dividends in the foreseeable future. In addition, the payment of cash dividends to our stockholders is currently prohibited by our credit facility. See Note 9 of Notes to Consolidated Financial Statements.

Item 6. Selected Financial Data

The data set forth below (in thousands, except per share data) are qualified by reference to, and should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements, related financial statement notes and other financial information included in Item 8, "Financial Statements and Supplementary Data."

	Fiscal Year 2008	Fiscal Year 2007
Consolidated Statement of Operations Data:		
Revenues	$ 48,528	$ 55,532
Cost of revenues	28,849	31,248
Gross profit	19,679	24,284
Operating expenses:		
Research and development	4,009	5,779
Selling, general and administrative	17,842	27,930
Impairment of goodwill and intangibles assets	5,364	14,690
Total operating expenses	27,215	48,399
Loss from operations	(7,536)	(24,115)
Legal settlement	800	2,500
Interest and other expense income, net	(507)	(644)
Loss before income taxes	(7,243)	(22,259)
Provision from income taxes	(127)	(13)
Net loss	$ (7,370)	$ (22,272)
Share Data (basic and diluted):		
Basic net loss per common share	$ (0.84)	$ (2.69)
Diluted net loss per common share	$ (0.84)	$ (2.69)
Shares used in net loss per common share calculation		
Basic and diluted	8,824	8,293

	January 3, 2009	December 29, 2007
Consolidated Balance Sheet Data:		
Cash, cash equivalents and available-for-sale securities	$ 5,307	$ 5,809
Working capital	9,211	7,659
Total assets	28,225	46,654
Total stockholders' equity	11,746	18,810

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

IRIDEX Corporation is a leading worldwide provider of therapeutic based laser systems and delivery devices used to treat eye diseases in ophthalmology and skin conditions in aesthetics. In January 2007, the Company acquired Laserscope's aesthetics business, including its subsidiaries in France and the United Kingdom (UK) from American Medical Systems Holdings (AMS). Laserscope aesthetics treatments encompass minimally invasive surgical treatments for pigmented and vascular lesions, skin rejuvenation, skin tightening, hair reduction, leg veins, and acne. Our previous dermatology lasers were incorporated with the Laserscope aesthetics product offering to create an expanded aesthetics business.

Our products are sold in the United States (US) predominantly through a direct sales force and internationally through approximately 100 independent distributors into 107 countries except for our aesthetics products which are sold, marketed and serviced directly in the UK and France. In June 2008, we signed an agreement which transferred the responsibility for sales and service of our aesthetics products in the UK to an independent distributor along with the transfer of associated assets.

We manage and evaluate our business in two segments – ophthalmology and aesthetics. We further break down these segments by geography – Domestic (US) and International (the rest of the world). In addition, within ophthalmology, we review trends by laser system sales (consoles and durable delivery devices) and recurring sales (single use consumable laser probes ("consumables"), service and support).

Our ophthalmology revenues arise primarily from the sale of our OcuLight and IQ 810 laser systems, consumables and revenues from service and support activities. Our current family of OcuLight systems includes the OcuLight TX, the OcuLight Symphony (Laser Delivery System), OcuLight SL, OcuLight SLx, OcuLight GL and OcuLight GLx laser photocoagulation systems as well as the IQ 810 laser system. We also produce the Millennium Endolase module which is sold exclusively to Bausch & Lomb and incorporated into their Millennium Microsurgical System.

Our aesthetics revenues arise primarily from the sales our Laserscope aesthetics products including: the Gemini, Venus-*i*, Lyra-*i* and Aura-*i* Laser Systems, the VersaStat 10 mm, VersaStat-*i*, and Dermastat handpieces along with an articulated arm for the Venus-*i* Laser System, as well as our IRIDEX VariLite and DioLite XP laser systems.

Sales to international distributors are made on open credit terms or letters of credit and are currently denominated in United States dollars and accordingly, are not subject to risks associated with currency fluctuations. Sales of aesthetics products to end customers from our French subsidiary are denominated in Euros.

Cost of revenues consists primarily of the cost of purchasing components and sub-systems, assembling, packaging, shipping and testing components at our facility, direct labor and associated overhead and beginning in 2007, amortization of intangible assets acquired in the Laserscope acquisition, and the addition of the field service organization in the US in support of the Laserscope aesthetics products.

Research and development expenses consist primarily of personnel costs, materials to support new product development and research support provided to clinicians at medical institutions developing new applications which utilize our products and regulatory expenses. Research and development costs have been expensed as incurred.

Sales, general and administrative expenses consist primarily of costs of personnel, sales commissions, travel expenses, advertising and promotional expenses, legal, accounting and other public company costs, insurance and other expenses not allocated to other departments.

Results of Operations – 2008, 2007 and 2006

Our fiscal year always ends on the Saturday closest to December 31. Fiscal 2008 ended on January 3, 2009, fiscal 2007 ended on December 29, 2007, and fiscal 2006 ended on December 30, 2006. Consequently, fiscal 2008 included 53 weeks of operations while fiscal years 2007 and 2006 included only 52.

The following table sets forth certain operating data as a percentage of revenue for the periods included.

	Percentage of Revenue Years Ended		
	Jan 3, 2009	Dec 29, 2007	Dec 30, 2006
Revenues	100.0%	100.0%	100.0%
Cost of revenues	59.4	56.3	47.6
Gross margin	40.6	43.7	52.4
Operating expenses:			
Research and development	8.2	10.4	15.3
Sales, general and administrative	36.8	50.3	50.3
Impairment of goodwill and intangible assets	11.1	26.5	—
Total operating expense	56.1	87.2	65.6
Loss from operations	(15.5)	(43.4)	(13.3)
Legal settlement	1.6	4.5	—
Interest and other (expense) income, net	(1.0)	(1.2)	2.1
Other income, net	0.6	3.3	2.1
Loss before income taxes	(14.9)	(40.1)	(11.2)
Provision for income taxes	(0.3)	(0.0)	(4.8)
Net loss	(15.2)%	(40.1)%	(16.0)%

Acquisitions.

In order to more fully understand the comparison of the results of operations for the year ended January 3, 2009 to the years ended December 29, 2007 and December 30, 2006, it is important to note that we acquired Laserscope's aesthetics business from AMS in January 2007, which had a material impact on our financial position and results of operations in fiscal 2008 and fiscal 2007.

Impairment of Goodwill and Intangible Assets.

As a result of the acquisition of the Laserscope aesthetics business from AMS in January 2007, the Company recorded $16.4 million of intangible assets and $10.1 million of Goodwill. The intangible assets are being amortized over their useful lives with $1.8 million and $1.8 million being charged to cost of revenues and $0.5 million and $1.0 million being charged to Sales, General and Administrative expense for 2008 and 2007, respectively. Please refer to the following for additional information on the impairment charges incurred in 2008 and 2007.

In December 2008, the Company performed its annual impairment test in accordance with SFAS 142 - Goodwill and Other Intangible Assets. We identified the Laserscope Aesthetics reporting unit as the appropriate reporting unit for this analysis. Reporting units are operating segments or components of operating segments for which discrete financial information is available. Based on operating results for 2008 and the outlook for the aesthetics business for 2009 and beyond, management concluded that the carrying value of the reporting unit exceeded its fair value. Management subsequently determined the fair value of the assets and liabilities of the reporting unit to measure the amount of impairment loss. By establishing the fair value of the reporting unit and the fair value of assets and liabilities within the reporting unit, the Company determined the amount of impairment to goodwill. Consequently, in December 2008, an impairment loss to goodwill of $3.2 million was recognized and goodwill was reduced from $3.2 million to $0. In addition the operating results for 2008 and the outlook for the aesthetics business for 2009 indicated that the carrying amount of the intangible assets may not be recoverable from future undiscounted cash flows in accordance with SFAS 144 - Accounting for the Impairment or Disposal of Long-Lived Assets. As a result, management tested the intangible assets to determine recoverability and consequently, in December 2008, a write down to the gross carrying value of intangible assets of $2.1 million was recorded reducing the gross carrying value from $8.6 million to $6.5 million. The net carrying value of all intangible assets including non-Laserscope related intangible assets as of January 3, 2009 was $1.5 million.

A similar review was conducted at the end of fiscal 2007. The consequence was to write down goodwill by $6.9 million from $10.1 million to $3.2 million and write down the gross carrying value of the intangible assets by $7.8 million from $16.4 million to $8.6 million in fiscal 2007. The net carrying value of all intangible assets including non-Laserscope related intangible assets as of December 29, 2007 was $5.9 million.

Comparison of 2008 and 2007

Revenues.

Total revenues in 2008 were $48.5 million as compared with $55.5 million in 2007, a decrease of $7.0 million or 12.6%. The decrease is directly attributable to the decrease in aesthetics revenues. The decline is primarily due to the global economic environment which significantly affected demand for aesthetic products during fiscal 2008.

Ophthalmology revenues in total remained constant. Ophthalmology recurring revenues consisting of consumables and service increased $1.3 million, or 8.4%, from $15.7 million to $17.0 million. Domestic ophthalmology systems decreased $0.3 million, or 4.8%, from $6.3 to $6.0 million. International ophthalmology systems decreased $1.3 million, or 14.9%, from $8.7 million to $7.4 million. OEM revenues increased $0.3 million or 20.3% from $1.6 million to $1.9 million. OEM revenues are generated from a long standing relationship and the demand for this product is dependent on the OEM's market demand.

Aesthetics revenues in total decreased $7.1 million or 30.4%, from $23.2 million to $16.1 million. Service revenues increased $0.1 million or 2.6%, from $7.0 million to $7.1 million. International aesthetics system revenues decreased $3.4 million or 33.4%, from $10.2 million to $6.8 million, domestic aesthetics system revenues decreased $3.8 million or 63.6%, from $6.0 million to $2.2 million.

Gross profit.

Gross profit decreased $4.6 million from $24.3 million in 2007 to $19.7 million in 2008. The decrease in gross profit is attributable to the overall reduction in revenues as mentioned above and a reduction in the gross margin obtained on revenues.

Gross margin represented 40.6% of revenues in 2008 compared with 43.7% of revenues in 2007. Gross margins were negatively impacted by: amortization of intangible assets, 3.8%; expensing of previously capitalized manufacturing overhead costs associated with applying overhead burden to closing inventory, as a consequence of reducing inventory levels during 2008, 2.5%; and increases in inventory reserves, primarily relating to aesthetics inventory, 2.0%. The aggregate impact of these items was to reduce gross margins by 8.3%. Going forward we see the amount of expense attributable to these items trending lower and as a consequence would expect to see our gross margins trending higher to a range of 45% to 50% assuming similar revenue levels and product mix.

Research and development.

Research and development (R&D) expenses decreased $1.8 million or 30.6%, from $5.8 million in 2007 to $4.0 million in 2008. The decrease in R&D spending is primarily attributable to decreases in salary, benefits, consulting and temporary help and related costs including stock compensation charges of $1.2 million and a reduction of material costs consumed in engineering development projects of $0.3 million as a result of reduced headcount, mostly management and our focus on cost control. In line with our overall Company strategy for fiscal 2009, we expect to target our level of R&D spending at approximately 10% of revenues.

Sales, general and administrative.

Sales, general and administrative (SG&A) expenses decreased $10.1 million or 36.1%, from $27.9 million in 2007 to $17.8 million in 2008. The decrease in SG&A spending, in general, was a result of the Company's objective to return the Company to operating stability by carefully managing expenses. The decrease in SG&A spending is primarily attributable to decreases in salary, benefits, consulting and temporary help and related costs including stock compensation and travel expenses of $4.0 million as a result of a reduction in headcount. Commissions decreased $0.6 million as a result of reduced revenues and marketing expenses decreased $1.8 million. Legal fees, as a result of a settlement of litigation in 2007, decreased $1.5 million. The overall UK subsidiary spending decreased $1.2 million as a result of transferring the responsibility for sales and service in the UK to an independent distributor.

Legal settlement and Interest and other (expense) income, net.

Income from the settlement with Synergetics of legal claims related to patents infringement amounted to $0.8 million and $2.5 million for 2008 and 2007, respectively. The Company anticipates receiving an additional $3.2 million in other income from the settlement, to be paid to the Company in four annual installments of $0.8 million on each April 16th until 2012. Interest and other expense, net of $0.5 million is primarily interest expense on bank debt.

Income Taxes.

We recorded a provision for income taxes of $127 thousand and an effective tax rate of 2% for the year ended January 3, 2009 compared to a provision for income taxes of $13 thousand for the year ended December 29, 2007. The increase in the provision for income taxes is primarily attributable to the increase in taxable income in the U.S.

Comparison of 2007 and 2006

Revenues.

Total revenues in 2007 were $55.5 million as compared with $35.9 million in 2006, an increase of $19.6 million or 54.6%. The increase was primarily the result of the Laserscope acquisition.

Aesthetics revenues in total increased $18.1 million or 355%, from $5.1 million to $23.2 million. International aesthetics system revenues increased from $8.9 million to $10.2 million, domestic aesthetics system revenues increased from $3.0 million to $6.0 million and service revenues increased from $0.8 million to $7.0 million. The increase was primarily the result of the Laserscope acquisition.

Ophthalmology revenues in total increased $1.5 million or 4.9%. The increase is primarily attributable to an increase in Ophthalmology recurring revenues consisting of consumables and service, an increase in international ophthalmology system revenues, partially offset by a decrease in domestic ophthalmology product revenues. Ophthalmology recurring revenues increased $1.9 million or 13.8%, from $13.8 million to $15.7 million. International ophthalmology system revenues increased $0.8 million or 10.6%, from $7.9 million to $8.7 million. Domestic ophthalmology product revenues decreased $0.6 million or 8.7%, from $6.9 million to $6.3 million. OEM revenues decreased $0.6 million or 27.3%, from $2.2 million to $1.6 million.

Gross profit.

Gross profit increased to $24.3 million in 2007 from $18.8 million in 2006. The increase in gross profit was primarily the result of the increased revenues derived from aesthetics systems and services acquired from AMS.

Gross margin represented 43.7% of revenues in 2007 and 52.4% of revenues in 2006. The major components that contributed to the change in overall gross margin were: changes in direct margins; addition of amortization expense for intangibles; and absorption of manufacturing costs.

Direct margins as a percentage of revenue remained constant for the Ophthalmology business. Direct margins as a percentage of revenue decreased for the Aesthetics business with the addition of the Laserscope products to our product portfolio, as a result of those products having lower direct margins. Service margins decreased with the additional costs associated with the addition of the field service organization required to support the Laserscope products. The impact of these changes in direct margins was a reduction to overall gross margin of 11.5%.

In addition, overall gross margin was reduced by the inclusion in cost of revenues of $1.8 million of amortization expense in 2007 for intangible assets acquired in the Laserscope acquisition. This cost was not present in 2006. The impact of this change was a reduction to overall gross margin of approximately 3.3%.

Overall gross margin was improved by a decrease in manufacturing costs of $0.3 million and the consequence of total manufacturing costs being spread over increased production. The impact of these changes was an increase in overall gross margin of 6.1%.

Research and development.

Research and development expenses increased by 4.9% to $5.8 million in 2007 from $5.5 million in 2006. $0.1 million of this increase was attributable to increased salary and benefit expense associated with increased headcount resulting from the Laserscope acquisition, although by the end of 2007 the number of employees in Research and development decreased year over year. Expenses for consulting and temporary help increased $0.2 million.

Sales, general and administrative.

Sales, general and administrative expense increased in 2007 by 54.7% to $27.9 million from $18.1 million in 2006. Selling, general and administrative expenses increased 9.7% or $2.7 million because of the addition of the UK and French subsidiaries as a result of the Laserscope acquisition. US selling expenses increased 37.2% or $3.6 million. This increase was largely the result of headcount costs increasing $2.7 million. The increase in costs included increased payroll, commissions and travel expenditure associated with the addition of the US Laserscope aesthetics business sales force. In addition, selling expense increased $0.6 million related to the expenses associated with the addition of Laserscope demonstration units used in the sales process. Marketing expense increased $3.4 million primarily as a result of the inclusion of $1 million of amortization expense for intangible assets acquired in the Laserscope acquisition. (this cost was not present in 2006), an additional $1.9 million spent in support of the aesthetics products acquired from Laserscope and $0.3 million of additional expenses related to increased headcount, although by the end of 2007 the number of employees in Marketing decreased year over year. US General and administrative expenses increased $0.1 million. Legal expenses decreased $1.2 million due to the settlement of litigation early in 2007 and stock compensation costs decreased $0.4 million. These decreases were offset by a $0.4 million increase in auditing and accounting services and $1.2 million increase in consulting and temporary help resulting from the Laserscope acquisition.

Legal Settlement and Interest and other (expense) income, net.

Income from the settlement that occurred in 2007 with Synergetics of legal claims related to patents infringement amounted to $2.5 million. The Company anticipates receiving an additional $4.0 million in other income from the settlement, to be paid to the Company in four annual installments of $0.8 million on each April 16th until 2012. Interest and other expense, net of $0.6 million is primarily interest expense on bank debt. In 2006, interest and other income was primarily the result of interest received on cash, cash equivalents and available for sale securities.

Income Taxes.

Significant components affecting the effective tax rate include pre-tax net loss, changes in valuation allowance, federal and state research and development tax credits, income from tax-exempt securities, the state composite tax rate and recognition of certain deferred tax assets subject to valuation allowance. We recorded a tax provision of $13 thousand in 2007. In 2006 we recorded a tax provision of $1.7 million resulting from the establishment of a valuation allowance with respect of our deferred tax assets based on past losses and uncertainty regarding our ability to project taxable income.

Liquidity and Capital Resources

Comparison of 2008 to 2007.

Liquidity is our ability to generate sufficient cash flows from operating activities to meet our obligations and commitments. In addition, liquidity includes the ability to obtain appropriate financing or to raise capital.

As of January 3, 2009, we had cash and cash equivalents of $5.3 million and working capital of $9.2 million compared with cash and cash equivalents of $5.8 million and working capital of $7.7 million as of December 29, 2007.

Net cash used in operating activities in 2008 was $0.1 million compared with $0.5 million in 2007. During 2008 we made repayments to AMS of $6.3 million including interest as a result of the settlement agreement reached in August of 2007. As of January 3, 2009 all amounts owed to AMS have been repaid. Excluding these payments, cash from operations was positive $6.2 million. See Note 10 of Notes to Consolidated Financial Statements in this report for more information regards the AMS Settlement.

In March 2008, the Company terminated the credit agreement with Mid-Peninsula Bank, part of Greater Bay Bank N.A. and entered into a new credit agreement with Wells Fargo Bank. See Note 9 of Notes to Consolidated Financial Statements in this report for more information regarding bank borrowings. The Company's credit facility with Wells Fargo Bank is an asset-based revolving line of credit. The amount of money the Company may borrow at any particular time is determined by the amount of eligible accounts receivables and inventory the Company has on hand at that particular time (the Borrowing Base). If at any time the amount outstanding under the credit line exceeds the Borrowing Base, the Company will be required to pay the difference between the outstanding amount and the Borrowing Base immediately. With the current problems experienced in the global economy, it is possible that customers will take longer to pay and or default on their payments. Under such circumstances, the Borrowing Base may be reduced significantly which will reduce the Company's ability to borrow and will have a direct negative impact on the Company's cash position.

Management is of the opinion that the Company's current cash and cash equivalents, together with its credit facility with Wells Fargo Bank, provide sufficient liquidity to operate for the next 12 months; that the covenants contained in the credit facility with Wells Fargo Bank are reasonable; and management expects to be able to meet these covenants based on its operating plan for 2009. However, recent operating results indicate that there is risk in achieving the operating plan. If the Company is not able to perform according to the Company's operating plan for 2009 and is unable to maintain compliance with its debt covenants, Wells Fargo Bank would be entitled to exercise its remedies which include declaring all outstanding obligations due and payable, and disposing of the collateral if obligations are not paid. For example, in August 2008 the Company was not in compliance with the debt service covenant contained in the credit facility with Wells Fargo Bank; however, the Company has obtained a waiver from the bank and was in compliance with the covenants in September 2008. As of January 3, 2009, the Company was in compliance with the loan covenants contained in the amended Agreement. See Note 9 of Notes to Consolidated Financial Statements in this report for more information regarding the amended credit facility.

Comparison of 2007 to 2006.

As of December 29, 2007, we had cash and cash equivalents of $5.8 million and working capital of $7.7 million compared with cash and cash equivalents of $21.1 million and working capital of $29.8 million as of December 30, 2006. In order to complete the Laserscope acquisition concluded in January 2007, the Company entered into financing arrangements and used the majority of our liquid resources and ended the year with bank debt of $6.1 million (net of $3.8 million restricted cash). Previously we had no debt outstanding. In addition, during the year we raised an additional $4.9 million through the issuance of Series A Preferred Stock and warrants to purchase common stock. See Note 11 of Notes to Consolidated Financial Statements in this report for more information regarding share issuance.

Contractual Payment Obligations.

Our contractual payment obligations that were fixed and determinable as of January 3, 2009 were as follows:

	Payments Due by Period					
	Total	**2009**	**2010**	**2011**	**2012**	**2013 and thereafter**
Contractual Obligations						
Balance on revolving credit facility	$ 6,000	$ 6,000	$ 0	$ 0	$ 0	$ 0
Operating Leases Payments	$ 4,292	$ 643	$ 675	$ 676	$ 689	$1,609
Total Contractual Cash Obligations	$10,292	$ 6,643	$ 675	$ 676	$ 689	$ 1,609

Critical Accounting Policies

The preparation of our condensed consolidated financial statements in conformity with United States Generally Accepted Accounting Principles (GAAP) requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, net sales and expenses, and the related disclosures. We base our estimates on historical experience, our knowledge of economic and market factors and various other assumptions we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies are affected by significant estimates, assumptions, and judgments used in the preparation of our consolidated financial statements.

Revenue Recognition.

Our revenues arise from the sale of laser consoles, delivery devices, consumables and service and support activities. Revenue from product sales is recognized upon receipt of a purchase order and product shipment provided that no significant obligations remain and collection of the receivables is reasonably assured. Shipments are generally made with Free-On-Board (FOB) shipping point terms, whereby title passes upon shipment from our dock. Any shipments with FOB receiving point terms are recorded as revenue when the shipment arrives at the receiving point. Cost is recognized as product sales revenue is recognized. The Company's sales may include post-sales obligations for training or other deliverables. When these obligations are fulfilled after product shipment, the Company recognizes revenue in accordance with the multiple element accounting guidance set forth in Emerging Issues Task Force No. 00-21, "Revenue Arrangements with Multiple Deliverables." When the Company has objective and reliable evidence of fair value of the undelivered elements, it defers revenue attributable to the post-sale obligations and recognizes such revenue when the obligation is fulfilled. Otherwise, the Company defers all revenue related to the transaction until all elements are delivered. Revenue relating to extended warranty contracts is recognized on a straight line basis over the period of the applicable warranty contract. We recognize repair service revenue upon completion of the work.

Inventories.

Inventories are stated at the lower of cost or market and include on-hand inventory, sales demo inventory and service loaner inventory. Cost is determined on a standard cost basis which approximates actual cost on a first-in, first-out (FIFO) method. Lower of cost or market is evaluated by considering obsolescence, excessive levels of inventory, deterioration and other factors. Adjustments to reduce the cost of inventory to its net realizable value, if required, are made for estimated excess, obsolescence or impaired inventory and are charged to cost of revenues. Factors influencing these adjustments include changes in demand, product life cycle and development plans, component cost trends, product pricing, physical deterioration and quality issues. Revisions to these adjustments would be required if these factors differ from our estimates.

Sales Returns Allowance and Allowance for Doubtful Accounts.

The Company estimates future product returns related to current period product revenue. We analyze historical returns, and changes in customer demand and acceptance of our products when evaluating the adequacy of the sales returns allowance. Significant management judgment and estimates must be made and used in connection with establishing the sales returns allowance in any accounting period. Material differences may result in the amount and timing of our revenue for any period if management made different judgments or utilized different estimates. Our provision for sales returns is recorded net of the associated costs. Our provision for sales returns was $138 thousand and $87 thousand as of January 3, 2009 and December 29, 2007, respectively.

Similarly management must make estimates regarding the uncollectability of accounts receivable. We are exposed to credit risk in the event of non-payment by customers to the extent of amounts recorded on the balance sheet. As of January 3, 2009, we had accounts receivable totaling $8.2 million, net of an allowance for doubtful accounts of $0.9 million. As sales levels increase the level of accounts receivable would likely also increase. In addition, in the event that customers were to delay their payments to us, the levels of accounts receivable would likely also increase. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance for doubtful accounts is based on past payment history with the customer, analysis of the customer's current financial condition, the aging of the accounts receivable balance, customer concentration and other known factors.

Warranty.

The Company accrues for estimated warranty costs upon shipment of products. Actual warranty costs incurred have not materially differed from those accrued. The Company's warranty policy is applicable to products which are considered defective in their performance or fail to meet the product specifications. Warranty costs are reflected in the statement of operations as a cost of revenues.

Valuation of Goodwill and Intangible Assets.

The purchase method of accounting for acquisitions requires estimates and assumptions to allocate the purchase price to the fair value of net tangible and intangible assets acquired. The amounts allocated to, and the useful lives estimated for, intangible assets, affect future amortization. There are a number of generally accepted valuation methods used to estimate fair value of intangible assets, and we use primarily a discounted cash flow method, which requires significant management judgment to forecast the future operating results and to estimate the discount factors used in the analysis. Purchased intangible assets were initially recorded in the first quarter of 2007 in conjunction with the acquisition of the aesthetics business of Laserscope - See Note 3. We review our intangible assets for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. An asset is considered impaired if its carrying amount exceeds the future net cash flow the asset is expected to generate. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value.

Goodwill and intangible assets determined to have indefinite lives are not amortized, but are subject to an annual impairment test. To determine any goodwill impairment, a two-step process is performed on an annual basis, or more frequently if necessary, to determine 1) whether the fair value of the relevant reporting unit exceeds carrying value and 2) to measure the amount of an impairment loss, if any. Goodwill was initially recorded in the first quarter of 2007 in conjunction with the acquisition of the aesthetics business of Laserscope - See Note 3. During the 4th quarters of 2008 and 2007, the Company conducted its annual impairment analysis.

Future changes in events or circumstances, such as an inability to achieve the cash flows determined above, may indicate that the recorded value of the intangible assets will not be recovered through future cash flows, or if the fair value of the Laserscope Aesthetics business unit is determined to be less than its carrying value, the Company may be required to record an additional impairment charge for the intangible assets or goodwill or further modify the period of expected lives for the intangible assets.

Income Taxes.

We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" (SFAS No. 109), which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. Under SFAS No. 109, the liability method is used in accounting for income taxes. Deferred tax assets and liabilities are determined based on the differences between financial reporting and the tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax asset will not be realized. We evaluate annually the realizability of our deferred tax assets by assessing our valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization include our forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. In 2008 and 2007, we have recorded a full valuation allowance for our deferred tax assets based on our past losses and uncertainty regarding our ability to project future taxable income. In future periods if we are able to generate income we may reduce or eliminate the valuation allowance.

Accounting for Uncertainty in Income Taxes.

Effective December 31, 2006, the Company adopted Financial Accounting Standards Interpretation, or FIN, No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109." FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a company's income tax return, and also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 utilizes a two-step approach for evaluating uncertain tax positions accounted for in accordance with SFAS No. 109. Step one, recognition, requires a company to determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or litigation processes, if any. Step two, measurement, is based on the largest amount of benefit, which is more likely than not to be realized on ultimate settlement. The cumulative effect of adopting FIN No. 48 on December 31, 2006 is recognized as a change in accounting principle, recorded as an adjustment to the opening balance of retained earnings on the adoption date. As a result of the implementation of FIN No. 48, the Company recognized no change in the liability for unrecognized tax benefits related to tax positions taken in prior periods. Upon adoption of FIN No. 48, the Company's policy to include interest and penalties related to unrecognized tax benefits within the Company's provision for (benefit from) income taxes did not change.

Accounting for Stock-Based Compensation.

On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" (SFAS 123(R)), which requires the measurement and recognition of compensation expense for all share-based awards made to employees and directors, including employee non-qualified and incentive stock options, restricted stock units and employee purchase rights under our Employee Stock Purchase Plan (ESPP Shares) based on estimated fair values. SFAS 123(R) supersedes previous accounting under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) for periods beginning in fiscal year 2006. In March 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 107 (SAB 107) providing supplemental implementation guidance for SFAS 123(R). We have applied the provisions of SAB 107 in our adoption of SFAS 123(R).

SFAS 123(R) requires companies to estimate the fair value of share-based awards on the date of grant using an option pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our consolidated statements of income. Our consolidated financial statements, as of and for the years ended January 3, 2009, December 29, 2007 and December 30, 2006, reflect the impact of SFAS 123(R).

Stock-based compensation expense recognized in the years ended January 3, 2009, December 29, 2007 and December 30, 2006, included stock-based compensation expense for share-based awards granted subsequent to January 1, 2006, based on the fair value on the grant date estimated in accordance with the provisions of SFAS 123(R). In conjunction with the adoption of SFAS 123(R), we changed our method of attributing the value of stock-based compensation expense from the accelerated multiple-option method (for the purposes of non-GAAP information under SFAS 123) to the straight-line single option method. Stock-based compensation expense for all share-based awards granted prior to January 1, 2006 will continue to be recognized using the accelerated multiple-option approach, while stock-based compensation expense for all share-based awards granted subsequent to December 30, 2005 will be recognized using the straight-line single option method. SFAS 123(R) requires that we recognize expense for awards ultimately expected to vest; therefore we are required to develop an estimate of the number of awards expected to cancel prior to vesting (forfeiture rate). The forfeiture rate is estimated based on historical pre-vest cancellation experience and is applied to all share-based awards. SFAS 123(R) requires the forfeiture rate to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Prior to fiscal year 2006, we accounted for forfeitures as they actually occurred.

Upon adoption of SFAS 123(R), we selected the Black-Scholes option pricing model as the most appropriate method for determining the estimated fair value for stock options and ESPP Shares. The Black-Scholes model requires the use of highly subjective and complex assumptions which determine the fair value of share-based awards, including the option's expected term and the price volatility of the underlying stock. For restricted stock or restricted stock units, stock-based compensation expense is calculated based on the fair market value of our stock on the date of grant.

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No 141(R) (revised 2007), Business Combinations (SFAS 141R), which replaces SFAS 141. SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and the goodwill acquired. SFAS 141R also establishes disclosure requirements that will enable users to update and evaluate the nature and financial effects of the business combination. SFAS 141R is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008 and will be adopted by the Company in the first quarter of fiscal year 2009. While the Company expects that SFAS 141R will have an impact on accounting for business combinations once adopted, the effect is dependent upon acquisitions at that time.

In December 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (SFAS 160). The standard changes the accounting for noncontrolling (minority) interests in consolidated financial statements including the requirements to classify noncontrolling interests as a component of consolidated stockholders' equity, and the elimination of "minority interest" accounting in results of operations with earnings attributable to noncontrolling interests reported as part of consolidated earnings. Additionally, SFAS 160 revises the accounting for both increases and decreases in a parent's controlling ownership interest. SFAS 160 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. The Company believes it is unlikely that the adoption of SFAS 160 will have an impact on the consolidated financial statements because the Company does not hold a noncontrolling (minority) interest in another entity.

In March 2008, the FASB issued SFAS 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (SFAS 161). SFAS 161 requires enhanced disclosures about an entity's derivative and hedging activities. These enhanced disclosures will discuss (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Currently, the Company does not engage in derivative and hedging activities.

In April 2008, FASB Staff Position SFAS 142-3, Determination of the Useful Life of Intangible Assets, (FSP 142-3) was issued. FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, Goodwill and Other Intangible Assets, (SFAS 142). FSP 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset in paragraphs 7–11 of this FSP shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements in paragraphs 13–15 shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. FSP 142-3 will be adopted by the Company in the first quarter of fiscal year 2009. The Company does not expect the adoption of FSP 142-3 will have a material impact on our consolidated financial statements.

In April 2008, the FASB issued Emerging Issues Task Force (EITF) EITF 07-05, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock, (EITF 07-05). EITF 07-05 provides guidance on determining what types of instruments or embedded features in an instrument held by a reporting entity can be considered indexed to its own stock for the purpose of evaluating the first criteria of the scope exception in paragraph 11(a) of FAS 133. EITF 07-05 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and early application is not permitted. Management is evaluating what effect EITF 07-05 will have on the Company's financial position and operating results.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" (SFAS No. 162). SFAS No. 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with GAAP for nongovernmental entities. SFAS No. 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted

Accounting Principles." The Company does not expect the adoption of SFAS No. 162 will have a material impact on its consolidated financial statements.

Off-Balance Sheet Arrangements.

The Company has no off-balance sheet arrangements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Market risk represents the risk of loss that may impact the financial position, results of operations or cash flows due to adverse changes in financial and commodity market prices and rates. We transact the majority of our business in US dollars and therefore changes in foreign currency rates will not have a significant impact on our income statement or cash flows. However, increases in the value of the US dollar against any local currencies could cause our products to become relatively more expensive to customers in a particular country or region, leading to reduced revenue or profitability in that country or region. As we continue to expand our international sales, our non-US dollar denominated revenue and our exposure to gains and losses on international currency transactions may increase. In January 2007 we acquired two European subsidiaries as part of our acquisition of the assets of the aesthetics business of Laserscope. In June 2008, we signed an agreement which transferred the responsibility for sales and service of our aesthetics products in the UK to an independent distributor along with the transfer of associated assets. These entities did and do transact business in their geographies in their local currency. We currently do not engage in transactions to hedge against the risk of the currency fluctuation, but we may do so in the future.

The Company currently requires debt to fund its operations and movements in the credit markets will impact the availability and the cost of this funding.

Item 8. Financial Statements and Supplementary Data.

Our consolidated balance sheets as of January 3, 2009 and December 29, 2007 and the consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years ending in the period January 3, 2009, December 29, 2007, and December 30, 2006 together with the related notes and the report of our independent auditors, are on the following pages. Additional required financial information is described in Item 15.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of IRIDEX Corporation

We have audited the accompanying consolidated balance sheets of IRIDEX Corporation ("the Company") as of January 3, 2009 and December 29, 2007, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the two years in the period ended January 3, 2009. Our audits also included the financial statement schedule listed in Item 15.2. IRIDEX Corporation's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IRIDEX Corporation as of January 3, 2009 and December 29, 2007, and the results of their operations and their cash flows for each of the two years in the period ended January 3, 2009 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, as of and for the years ended January 3, 2009 and December 29, 2007, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Burr, Pilger & Mayer LLP
San Francisco, California
April 1, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of IRIDEX Corporation:

In our opinion, the consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows present fairly, in all material respects the results of operations and cash flows of IRIDEX Corporation and its subsidiaries for the year ended December 30, 2006, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule for the year ended December 30, 2006 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements as of December 30, 2006 (not presented herein separately), the Company will not be in compliance with certain debt covenants as of the quarter ended March 31, 2007 and does not have available resources to repay the debt if required to do so by the lender which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1 to the consolidated financial statements as of December 30, 2006 (not presented herein separately). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 6 to the consolidated financial statements as of December 30, 2006 (not presented herein separately), the Company changed the manner in which it accounts for stock-based compensation in 2006.

/s/ Pricewaterhouse Coopers LLP
San Jose, California
March 30, 2007

IRIDEX Corporation
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	January 3, 2009	December 29, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 5,307	$ 5,809
Restricted cash	-	3,800
Accounts receivable, net of allowance for doubtful accounts of $908 in 2008 and $700 in 2007	8,199	8,876
Inventories, net	11,644	15,967
Prepaids and other current assets	540	1,051
Total current assets	25,690	35,503
Property and equipment, net	832	1,621
Goodwill	-	3,239
Other intangible assets, net	1,474	5,944
Other long term assets	229	347
Total assets	$ 28,225	$ 46,654
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 2,415	$ 2,887
Bank line of credit	6,000	4,863
Accrued compensation	1,729	2,024
Accrued expenses	2,249	7,809
Accrued warranty	1,345	1,895
Deferred revenue	2,741	3,350
Bank term loan	-	5,016
Total current liabilities	16,479	27,844
Commitments and contingencies (Note 10)		
Stockholders' equity:		
Convertible preferred stock, $.01 par value:		
Authorized: 2,000,000 shares;		
Issued and outstanding: 500,000 shares in 2008 and 2007	5	5
Common stock, $.01 par value:		
Authorized: 30,000,000 shares;		
Issued and outstanding: 8,824,301 shares in 2008 and 2007	89	89
Additional paid-in capital	39,105	38,695
Accumulated other comprehensive loss	(192)	(88)
Treasury stock, at cost	(430)	(430)
Accumulated deficit	(26,831)	(19,461)
Total stockholders' equity	11,746	18,810
Total liabilities and stockholders' equity	$ 28,225	$ 46,654

The accompanying notes are an integral part of these consolidated financial statements.

IRIDEX Corporation
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended January 3, 2009	Year Ended December 29, 2007	Year Ended December 30, 2006
Revenues	$ 48,528	$ 55,532	$ 35,904
Cost of revenues	28,849	31,248	17,099
Gross profit	19,679	24,284	18,805
Operating expenses:			
Research and development	4,009	5,779	5,511
Sales, general and administrative	17,842	27,930	18,059
Impairment of goodwill and intangible assets	5,364	14,690	—
Total operating expenses	27,215	48,399	23,570
Loss from operations	(7,536)	(24,115)	(4,765)
Other income and expenses:			
Legal settlement	800	2,500	—
Interest and other (expense) income, net	(507)	(644)	733
Loss before income taxes	(7,243)	(22,259)	(4,032)
Provision for income taxes	(127)	(13)	(1,721)
Net loss	$ (7,370)	$ (22,272)	$ (5,753)
Basic and diluted net loss per common share	$ (0.84)	$ (2.69)	$ (0.75)
Shares used in computing net loss per common share, basic and diluted	8,824	8,293	7,713

IRIDEX Corporation
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

	Year Ended January 3, 2009	Year Ended December 29, 2007	Year Ended December 30, 2006
Net loss	$ (7,370)	$(22,272)	$(5,753)
Changes in unrealized losses on available-for-sale securities, net of tax	—	—	27
Foreign currency translation adjustments	(104)	(88)	—
Comprehensive loss	$ ($7,474)	$(22,360)	$(5,726)

The accompanying notes are an integral part of these consolidated financial statements.

IRIDEX Corporation
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share data)

	Convertible Preferred Stock Shares	Convertible Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
Balances, December 31, 2005			7,520,358	$76	$26,334	$(430)	$(27)	$8,564	$34,517
Issuance of Common Stock under Stock Option Plan			276,578	3	1,289				1,292
Issuance of Common Stock under Employee Stock Purchase Plan			44,845		295				295
Employee Stock-Based Compensation Expense					1,779				1,779
Change in unrealized gains on available-for-sale securities							27		27
Net loss								(5,753)	(5,753)
Balances, December 30, 2006			7,841,781	79	29,697	(430)	0	2,811	32,157
Issuance of Common Stock under Stock Option Plan			156,137	2	783				785
Issuance of Common Stock in connection with Laserscope Acquisition			213,435	2	2,012				2,014
Issuance of Common Stock under Employee Stock Purchase Plan			12,948		90				90
Employee Stock-Based Compensation Expense					1,230				1,230
Issuance of Preferred Stock in private placement, net of issuance cost of $112 (see Note 11)	500,000	5			2,586				2,591
Common stock warrants, $0.01 per share, in connection with private placement (see Note 11)					2,297				2,297
Exercise of common stock warrants, $0.01 per share			600,000	6					6
Foreign currency translation adjustments							(88)		(88)
Net loss								(22,272)	(22,272)
Balances, December 29, 2007	500,000	5	8,824,301	89	38,695	(430)	(88)	(19,461)	18,810
Employee Stock-Based Compensation Expense					322				322
Tax effect of stock compensation expense					88				88
Foreign currency translation adjustments							(104)		(104)
Net loss								(7,370)	(7,370)
Balances, January 3, 2009	500,000	$5	8,824,301	$89	$39,105	$(430)	$(192)	$(26,831)	$11,746

The accompanying notes are an integral part of these consolidated financial statements.

IRIDEX Corporation
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended January 3, 2009	Year Ended December 29, 2007	Year Ended December 30, 2006
Operating activities:			
Net loss	$ (7,370)	$ (22,272)	$ (5,753)
Adjustments to reconcile net loss to net cash used in operating activities:			
Loss on disposal of assets	136	—	—
Depreciation and amortization	3,221	3,818	542
Impairment of goodwill and intangible assets	5,364	14,690	—
Stock compensation cost recognized	322	1,230	1,816
Tax effect of stock compensation expense	88	—	—
Provision for doubtful accounts	208	140	141
Provision for inventory reserves	1,442	3,017	(296)
Deferred income taxes	—	—	2,488
Changes in operating assets and liabilities net of assets and liabilities acquired:			
Accounts receivable	469	2,211	396
Inventories	2,881	(6,676)	(609)
Prepaids and other current assets	511	608	(379)
Other long term assets	118	(194)	(154)
Accounts payable	(472)	282	(274)
Accrued compensation	(295)	(640)	(154)
Accrued expenses	(5,560)	3,782	771
Accrued warranty	(550)	(742)	(263)
Deferred revenue	(609)	224	343
Net cash used in operating activities	(96)	(522)	(1,385)
Investing activities:			
Purchases of available-for-sale securities	—	—	(18,250)
Proceeds from maturity of available-for-sale securities	—	—	27,056
Business acquisition cost	—	(25,530)	(60)
Acquisition of property and equipment	(223)	(776)	(515)
Purchases of intangible assets	—	(171)	—
Net cash provided (used in) by investing activities	(223)	(26,477)	8,231
Cash flows from financing activities:			
Proceeds from issuance of common stock	—	881	1,550
Proceeds from issuance of preferred stock and warrants, net of offering costs	—	4,888	—
Proceeds of credit facility, net of issuing costs	—	11,900	—
Proceeds from borrowings	44,777	—	—
Repayment of borrowings	(48,656)	(2,021)	—
Release (restriction) of funds under debt facility	3,800	(3,800)	—
Net cash (used in) provided by financing activities	(79)	11,848	1,550
Effect of foreign exchange rate changes	(104)	(91)	—
Net (decrease) increase in cash and cash equivalents	(502)	(15,242)	8,396
Cash and cash equivalents, beginning of year	5,809	21,051	12,655
Cash and cash equivalents, end of year	$ 5,307	$ 5,809	$ 21,051
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Income taxes	$ 20	$ 4	$ 243
Interest paid	$ 691	$ 855	$ 1
Stock issued in acquisition	$ —	$ 2,014	$ —

The accompanying notes are an integral part of these consolidated financial statements.

IRIDEX Corporation
Notes to Consolidated Financial Statements

1. Business of the Company

Description of Business.

IRIDEX Corporation is a worldwide provider of therapeutic-based laser systems and delivery devices used to treat eye diseases in ophthalmology and skin conditions in dermatology (also referred to as aesthetics). Our products are sold in the United States predominately through a direct sales force and internationally through approximately 100 independent distributors into 107 countries.

In January 2007, the Company acquired Laserscope's aesthetics business including its subsidiaries in France and the United Kingdom (UK), from American Medical Systems Holdings (AMS) to complement and increase the product offerings in the Company's own aesthetics business segment. In June 2008, the Company signed an agreement which transferred the responsibility for sales and service of our aesthetics products in the UK to an independent distributor along with a transfer of associated employees and assets.

We have incurred substantial losses and negative cash flows from operations for the last three years. For the year ended January 3, 2009, we incurred a net loss of approximately $7.4 million and had negative cash flows from operations of approximately $0.1 million. As of January 3, 2009, we had an accumulated deficit of approximately $26.8 million. While management believes that our current funds will be sufficient to enable us to meet our planned expenditures through at least January 2, 2010, if anticipated operating results are not achieved, management has the intent and believes it has the ability to delay or reduce expenditures so as not to require additional financing resources. Failure to generate sufficient cash flows from operations, raise additional capital or reduce certain discretionary spending could have a material adverse effect on the Company's ability to achieve its intended business objectives.

2. Summary of Significant Accounting Policies

Financial Statement Presentation.

The consolidated financial statements include the accounts of IRIDEX Corporation and our wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Except as noted below, the Company has determined that the local currency of the country where the subsidiary is located is the functional currency for those foreign operations. Assets and liabilities were translated into their US dollar equivalent using the spot rate at the balance sheet date. Operating results were translated using average exchange rates for the period. Accordingly, translation adjustments for foreign subsidiaries are included as a component of accumulated other comprehensive income (loss). The Company's UK subsidiary ceased operating activities in the third fiscal quarter of 2008. An independent distributor took over the responsibility for sales and service of our aesthetics products in the UK. Consequently at the start of the fourth quarter of 2008 in accordance with SFAS No. 52, "Foreign Currency Translation," management determined that the primary economic environment in which the entity was operating had changed to the US dollar and therefore the functional currency was changed to the US dollar. Effective at the start of the fourth quarter of 2008, non-monetary assets and liabilities were translated into their US dollar equivalent at the historical rate. Monetary assets and liabilities were translated at a spot rate at the balance sheet date, and the operating results were translated using average exchange rates for the period. Translation adjustments are included in "Interest and other (expense) income, net" in the period in which they occur.

Our fiscal year always ends on the Saturday closest to December 31. Fiscal 2008 ended on January 3, 2009, fiscal 2007 ended on December 29, 2007, and fiscal 2006 ended on December 30, 2006. Consequently, fiscal 2008 included 53 weeks of operations while fiscal years 2007 and 2006 included only 52.

Use of Estimates.

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses and the related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent form other sources. Actual results may differ from these estimates. In addition, any change in these estimates or their related assumptions could have an adverse effect on our operating results.

Cash and Cash Equivalents.

For financial statement purposes, we consider all highly liquid debt instruments with insignificant interest rate risk and an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist primarily of cash deposits in money market funds that are available for withdrawal without restriction. Restricted cash represents cash that can not be used to fund operating requirements.

Fair Value of Financial Instruments.

On December 30, 2007, the Company adopted Statement of Financial Accounting Standards (SFAS) 157, Fair Value Measurements (SFAS 157) which defines fair value, establishes a framework for using fair value to measure assets and liabilities, and expands disclosures about fair value measurements. SFAS 157 applies whenever other statements require or permit assets or liabilities to be measured at fair value. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption of SFAS 157 permitted, except for the impact of FASB Staff Position (FSP) 157-2. FSP 157-2 deferred the adoption of SFAS 157 for nonfinancial assets and liabilities until fiscal years beginning after November 15, 2008.

SFAS 157 includes a fair value hierarchy that is intended to increase the consistency and comparability in fair value measurements and related disclosures. The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity's pricing an asset or liability based upon their own market assumptions. The fair value hierarchy consists of the following three levels:

Level 1 – instrument valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets.

Level 2 – instrument valuations are obtained from readily-available pricing sources for comparable instruments.

Level 3 – instrument valuations are obtained without observable market values and require a high-level of judgment to determine the fair value.

At January 3, 2009, the Company had $5.3 million in cash and cash equivalents. Of this amount, approximately $4.1 million were in money market funds whose fair market value was obtained from real-time quotes for transactions in active markets involving identical assets. At January 3, 2009, the Company had $6.0 million outstanding against the bank line of credit . The book value of this bank line of credit approximates fair value due to its floating rate nature. The Company did not have any Level 2 or Level 3 assets or liabilities at January 3, 2009.

In January 2008, the Company adopted provisions of Statement of Financial Accounting Standards (SFAS) 159, Fair Value Option for Financial Assets and Financial Liabilities, and have elected not to measure any of our current eligible financial assets or liabilities at fair value. SFAS 159 was issued to allow entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable, unless a new election date occurs. If the fair value option is elected for an instrument, SFAS 159 specifies that unrealized gains and losses for that instrument shall be reported in earnings at each subsequent reporting date. SFAS 159 is effective January 1, 2008. We did not elect the fair value option for our financial assets and liabilities existing on January 1, 2008, and did not elect the fair value option for any financial assets or liabilities transacted during the twelve months ended January 3, 2009.

Sales Returns Allowance and Allowance for Doubtful Accounts.

The Company estimates future product returns related to current period product revenue. We analyze historical returns, and changes in customer demand and acceptance of our products when evaluating the adequacy of the sales returns allowance. Significant management judgment and estimates must be made and used in connection with establishing the sales returns allowance in any accounting period. Material differences may result in the amount and timing of our revenue for any period if management made different judgments or utilized different estimates. Our provision for sales returns is recorded net of the associated costs. Our provision for sales returns was $138 thousand and $87 thousand as of January 3, 2009 and December 29, 2007, respectively.

Similarly management must make estimates regarding the uncollectability of accounts receivable. We are exposed to credit risk in the event of non-payment by customers to the extent of amounts recorded on the balance sheet. As of January 3, 2009, we had accounts receivable totaling $8.2 million, net of an allowance for doubtful accounts of $0.9 million. As of December 29, 2007, we had accounts receivable totaling $8.9 million, net of an allowance for doubtful accounts of $0.7 million. As sales levels change the level of accounts receivable would likely also change. In addition, in the event that customers were to delay their payments to us, the levels of accounts receivable would likely increase. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance for doubtful accounts is based on past payment history with the customer, analysis of the customer's current financial condition, the aging of the accounts receivable balance, customer concentration and other known factors.

Inventories.

Inventories are stated at the lower of cost or market and include on-hand inventory physically held at the Company's facility, sales demo inventory and service loaner inventory. Cost is determined on a standard cost basis which approximates actual cost on a first-in, first-out (FIFO) method. Lower of cost or market is evaluated by considering obsolescence, excessive levels of inventory, deterioration and other factors. Adjustments to reduce the cost of inventory to its net realizable value, if required, are made for estimated excess, obsolescence or impaired inventory and are charged to cost of revenues. Factors influencing these adjustments include changes in demand, product life cycle and development plans, component cost trends, product pricing, physical deterioration and quality issues. Revisions to these adjustments would be required if these factors differ from our estimates.

As part of our normal business, we generally utilize various finished goods inventory as either sales demos to facilitate the sale of our products to prospective customers, or as loaners that we allow our existing customers to use while we repair their products. The Company is amortizing these demos and loaners over four years. The amortization of the demos is charged to sales expense while the amortization on the loaners is charged to cost of revenues. The gross value was $3.1 million and $3.0 million and the accumulated amortization was $2.1 million and $1.3 million as of January 3, 2009 and December 29, 2007, respectively.

Property and Equipment.

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on a straight – line basis over the estimated useful lives of the assets, which is generally three years. Our net property and equipment was $0.8 million at the end of fiscal 2008 and $1.6 million at the end of fiscal 2007. We invested $0.2 million in property and equipment in 2008 compared to $0.8 million in 2007. Capital expenditures in fiscal 2008 have been primarily for software and computer equipment and in fiscal 2007, primarily for engineering, manufacturing and office equipment.

Valuation of Goodwill and Intangible Assets.

The purchase method of accounting for acquisitions requires estimates and assumptions to allocate the purchase price to the fair value of net tangible and intangible assets acquired. The amounts allocated to, and the useful lives estimated for, intangible assets, affect future amortization. There are a number of generally accepted valuation methods used to estimate fair value of intangible assets, and we use primarily a discounted cash flow method, which requires significant management judgment to forecast the future operating results and to estimate the discount factors used in the analysis. Purchased intangible assets were initially recorded in the first quarter of 2007 in conjunction with the acquisition of the aesthetics business of Laserscope - See Note 3. We review our intangible assets for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. An asset is considered impaired if its carrying amount exceeds the future non-discounted net cash flow the asset is expected to generate. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. In the fourth quarter of 2008 the Company determined that based on estimated future cash flows the carrying amount of specific intangible assets exceeded their fair value; accordingly an impairment loss was recognized – See Note 7. Similarly in the fourth quarter of 2007 an impairment loss to intangible assets was recognized.

Goodwill and intangible assets determined to have indefinite lives are not amortized, but are subject to an annual impairment test. To determine any goodwill impairment, a two-step process is performed on an annual basis, or more frequently if necessary, to determine 1) whether the fair value of the relevant reporting unit exceeds carrying value and 2) to measure the amount of an impairment loss, if any. Goodwill was initially recorded in the first quarter of 2007 in conjunction with the acquisition of the aesthetics business of Laserscope - See Note 3. In the fourth quarter of 2008 the Company performed an annual impairment test. We identified the Laserscope Aesthetics reporting unit as the appropriate reporting unit for this analysis. Reporting units are operating segments or components of operating segments for which discrete financial information is available. The conclusion was that the carrying value of the reporting unit exceeded the fair value. As a result management performed the second step and determined the fair value of the assets and liabilities of the reporting unit to measure the amount of impairment loss. By establishing the fair value of the reporting unit and the fair value of assets and liabilities within the reporting unit, the Company determined the amount of impairment to goodwill – See Note 6. Similarly in the fourth quarter of 2007 an impairment loss to goodwill had been recognized.

Future changes in events or circumstances, such as an inability to achieve the cash flows determined above, may indicate that the recorded value of the intangible assets will not be recovered through future cash flows and the Company may be required to record an additional impairment charge for the intangible assets and or further modify the period of expected lives for the intangible assets.

Revenue Recognition.

Our revenues arise from the sale of laser consoles, delivery devices, consumables and service and support activities. Revenue from product sales is recognized upon receipt of a purchase order and product shipment provided that no significant obligations remain and collection of the receivables is reasonably assured. Shipments are generally made with Free-On-Board (FOB) shipping point terms, whereby title passes upon shipment from our dock. Any shipments with FOB receiving point terms are recorded as revenue when the shipment arrives at the receiving point. Cost is recognized as product sales revenue is recognized. The Company's sales may include post-sales obligations for training or other deliverables. When these obligations are fulfilled after product shipment, the Company recognizes revenue in accordance with the multiple element accounting guidance set forth in Emerging Issues Task Force No. 00-21, "Revenue Arrangements with Multiple Deliverables." When the Company has objective and reliable evidence of fair value of the undelivered elements, it defers revenue attributable to the post-sale obligations and recognizes such revenue when the obligation is fulfilled. Otherwise, the Company defers all revenue related to the transaction until all elements are delivered. Revenue relating to service contracts is recognized on a straight line basis over the period of the applicable service contract. We recognize repair service revenue upon completion of the work.

In international regions outside of France, we utilize distributors to market and sell our products. We recognize revenue upon shipment for sales to these independent, third party distributors as we have no continuing obligations subsequent to shipment. Generally our distributors are responsible for all marketing, sales, installation, training and warranty labor coverage for our products. Our standard terms and conditions do not provide price protection or stock retention rights to any of our distributors.

Deferred Revenue.

Revenue related to service contracts is deferred and recognized on a straight line basis over the period of the applicable service period. Costs associated with these service arrangements are recognized as incurred. A reconciliation of the changes in the Company's deferred revenue balances for the years ended January 3, 2009 and December 29, 2007 is provided as follows (in thousands):

Balance, December 30, 2006	$ 1,415
Additions to deferral through acquisition	1,711
Additions to deferral	7,919
Revenue recognized	(7,695)
Balance, December 29, 2007	$ 3,350
Additions to deferral	6,679
Revenue recognized	(7,288)
Balance, January 3, 2009	$ 2,741

Warranty.

The Company accrues for estimated warranty costs upon shipment of products. Actual warranty costs incurred have not materially differed from those accrued. The Company's warranty policy is applicable to products which are considered defective in their performance or fail to meet the product specifications. Warranty costs are reflected in the statement of operations as a cost of revenues. A reconciliation of the changes in the Company's warranty liability for the years ended January 3, 2009 and December 29, 2007 is provided as follows (in thousands):

Balance, December 30, 2006	$ 866
Warranty accrual acquired through acquisition	1,771
Reduction to warranty accrual during the year	(224)
Settlements made in kind during the year	(518)
Balance, December 29, 2007	$ 1,895
Warranty accrual	224
Reduction to warranty accrual during the year	(770)
Settlements made in kind during the year	(4)
Balance, January 3, 2009	$ 1,345

Shipping and handling costs.

Our shipping and handling costs billed to customers are included in revenues and the associated expense is recorded in cost of revenues for all periods presented. Shipping and handling costs amounted to $0.4 million, $0.3 million and $0.3 million for the years ended January 3, 2009, December 29, 2007 and December 30, 2006, respectively.

Research and Development.

Research and development expenditures are charged to operations as incurred.

Advertising.

Advertising and promotion costs are expensed as they are incurred; such costs were approximately $322,000 in 2008, $479,000 in 2007, and $424,000 in 2006 and are included in sales, general and administrative expenses in the accompanying consolidated statements of operations.

Income Taxes.

We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" (SFAS No. 109). Under SFAS No. 109, the liability method is used in accounting for income taxes. Deferred tax assets and liabilities are determined based on the differences between financial reporting and the tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax asset will not be realized. We evaluate annually the amount of our deferred tax assets that are realizable by assessing our valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization include our forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. At January 3, 2009, we recorded a full valuation allowance for our deferred tax assets based on our past losses and uncertainty regarding our ability to project future taxable income. In future periods if we are able to generate income we may reduce or eliminate the valuation allowance.

Accounting for Uncertainty in Income Taxes.

Effective December 31, 2006, the Company adopted Financial Accounting Standards Interpretation, or FIN, No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109." FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a company's income tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition issues. FIN No. 48 utilizes a two-step approach for evaluating uncertain tax positions accounted for in accordance with SFAS No. 109. Step one, recognition, requires a company to determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or litigation processes, if any. Step two, measurement, is based on the largest amount of benefit, which is more likely than not to be realized on ultimate settlement.

Accounting for Stock-Based Compensation.

On January 1, 2006 we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" (SFAS 123(R)), which requires the measurement and recognition of compensation expense for all share-based awards made to employees and directors, including employee non-qualified and incentive stock options, restricted stock units and employee purchase rights under our Employee Stock Purchase Plan (ESPP Shares) based on estimated fair values. SFAS 123(R) supersedes previous accounting under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) for periods beginning in fiscal year 2006. In March 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 107 (SAB 107) providing supplemental implementation guidance for SFAS 123(R). We have applied the provisions of SAB 107 in our adoption of SFAS 123(R).

SFAS 123(R) requires companies to estimate the fair value of share-based awards on the date of grant using an option pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our consolidated statements of income. Our consolidated financial statements, as of and for the years ended January 3, 2009, December 29, 2007 and December 30, 2006, reflect the impact of SFAS 123(R).

Stock-based compensation expense recognized in the years ended January 3, 2009, December 29, 2007 and December 30, 2006, included stock-based compensation expense for share-based awards granted subsequent to January 1, 2006, based on the fair value on the grant date estimated in accordance with the provisions of SFAS 123(R). In conjunction with the adoption of SFAS 123(R), we changed our method of attributing the value of stock-based compensation expense from the accelerated multiple-option method (for the purposes of non-GAAP information under SFAS 123) to the straight-line single option method. Stock-based compensation expense for all share-based awards granted prior to January 1, 2006 will continue to be recognized using the accelerated multiple-option approach, while stock-based compensation expense for all share-based awards granted subsequent to December 30, 2005 will be recognized using the straight-line single option method. SFAS 123(R) requires that we recognize expense for awards ultimately expected to vest; therefore we are required to develop an estimate of the number of awards expected to cancel prior to vesting (forfeiture rate). The forfeiture rate is estimated based on historical pre-vest cancellation experience and is applied to all share-based awards. SFAS 123(R) requires the forfeiture rate to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Prior to fiscal year 2006, we accounted for forfeitures as they actually occurred.

Upon adoption of SFAS 123(R), we selected the Black-Scholes option pricing model as the most appropriate method for determining the estimated fair value for stock options and ESPP Shares. The Black-Scholes model requires the use of highly subjective and complex assumptions which determine the fair value of share-based awards, including the option's expected term and the price volatility of the underlying stock. For restricted stock or restricted stock units, stock-based compensation expense is calculated based on the fair market value of our stock on the date of grant.

Concentration of Credit Risk and Other Risks and Uncertainties.

The Company's cash and cash equivalents are deposited in demand and money market accounts of three financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally these deposits may be redeemed upon demand and therefore, bear minimal risk.

The Company markets its products to distributors and end-users throughout the world. Sales to international distributors are generally made on open credit terms and letters of credit. Management performs ongoing credit evaluations of our customers and maintains an allowance for potential credit losses. Historically, the Company has not experienced any significant losses related to individual customers or a group of customers in any particular geographic area. For the years ended January 3, 2009, December 29, 2007 and December 30, 2006 no single customer accounted for greater than 10% of total sales. One customer accounted for 13.7% of our accounts receivables as of December 29, 2007, net balance. No single customer accounted for more than 10% of our accounts receivable, net balance, as of January 3, 2009 and December 30, 2006.

The Company's products require approvals from the Food and Drug Administration and international regulatory agencies prior to commercialized sales. The Company's future products may not receive required approvals. If the Company were denied such approvals, or if such approvals were delayed, it would have a materially adverse impact on the Company's business, results of operations and financial condition.

Reliance on Certain Suppliers.

Certain components and services used by the Company to manufacture and develop its products are presently available from only one or a limited number of suppliers or vendors. The loss of any of these suppliers or vendors would potentially require a significant level of hardware and/or software development efforts to incorporate the products or services into the Company's products.

Net loss per Share.

Basic and diluted net loss per share are computed by dividing net loss for the year by the weighted average number of shares of common stock outstanding during the period. The calculation of diluted net loss per share excludes potential common stock if their effect is anti-dilutive. Potential common stock consists of incremental common shares issuable upon the exercise of stock options and the conversion of preferred stock. See Note 15.

Recent Accounting Pronouncements.

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No 141(R) (revised 2007), Business Combinations (SFAS 141R), which replaces SFAS 141. SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and the goodwill acquired. SFAS 141R also establishes disclosure requirements that will enable users to update and evaluate the nature and financial effects of the business combination. SFAS 141R is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008 and will be adopted by the Company in the first quarter of fiscal year 2009. While the Company expects that SFAS 141R will have an impact on accounting for business combinations once adopted, the effect is dependent upon acquisitions at that time.

In December 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (SFAS 160). The standard changes the accounting for noncontrolling (minority) interests in consolidated financial statements including the requirements to classify noncontrolling interests as a component of consolidated stockholders' equity, and the elimination of "minority interest" accounting in results of operations with earnings attributable to noncontrolling interests reported as part of consolidated earnings. Additionally, SFAS 160 revises the accounting for both increases and decreases in a parent's controlling ownership interest. SFAS 160 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. The Company believes it is unlikely that the adoption of SFAS 160 will have an impact on the consolidated financial statements because the Company does not hold a noncontrolling (minority) interest in another entity.

In March 2008, the FASB issued SFAS 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (SFAS 161). SFAS 161 requires enhanced disclosures about an entity's derivative and hedging activities. These enhanced disclosures will discuss (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Currently, the Company does not engage in derivative and hedging activities.

In April 2008, FASB Staff Position SFAS 142-3, Determination of the Useful Life of Intangible Assets, (FSP 142-3) was issued. FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, Goodwill and Other Intangible Assets, (SFAS 142). FSP 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset in paragraphs 7–11 of this FSP shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements in paragraphs 13–15 shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. FSP 142-3 will be adopted by the Company in the first quarter of fiscal year 2009. The Company does not expect the adoption of FSP 142-3 will have a material impact on our consolidated financial statements.

In April 2008, the FASB issued Emerging Issues Task Force (EITF) EITF 07-05, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock, (EITF 07-05). EITF 07-05 provides guidance on determining what types of instruments or embedded features in an instrument held by a reporting entity can be considered indexed to its own stock for the purpose of evaluating the first criteria of the scope exception in paragraph 11(a) of FAS 133. EITF 07-05 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and early application is not permitted. Management is evaluating what effect EITF 07-05 will have on the Company's financial position and operating results.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" (SFAS No. 162). SFAS No. 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with GAAP for nongovernmental entities. SFAS No. 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles." The Company does not expect the adoption of SFAS No. 162 will have a material impact on its consolidated financial statements.

3. Business Combination

On January 16, 2007, the Company completed the acquisition of the aesthetics business of American Medical Systems, Inc. (AMS) and Laserscope, a wholly owned subsidiary of AMS, pursuant to the terms of the Asset Purchase Agreement dated November 30, 2006 between AMS, Laserscope, and IRIDEX Corporation. These financial statements include the results of operations for the acquired business from the acquisition date.

The Company purchased the aesthetics business of Laserscope from AMS due to its complementary fit with the existing IRIDEX laser business. Under the terms of the Asset Purchase Agreement, the Company purchased the aesthetics business for the following consideration:

(in thousands)	
Cash paid on closing	$ 26,000
Issuance of common stock	2,014
Post closing adjustment to purchase price	(2,766)
Acquisition costs	3,366
Total purchase price	$ 28,614

Issuance of common stock included 213,435 shares of common stock valued at $9.43 per share.

Acquisition costs include investment banking, legal and accounting fees, and other external costs directly related to the acquisition.

The allocation of the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed was based on their fair values at the date of acquisition as determined by management. The excess of the purchase price over the tangible and identifiable assets acquired and liabilities assumed was allocated to goodwill. The purchase price has been allocated as follows:

(in thousands)	
Accounts Receivable	$ 5,174
Finished Goods Inventory	2,809
Other current assets	395
Property and equipment	681
Intangible assets	16,447
Deferred Revenue	(1,711)
Accrued Warranty	(1,771)
Accrued Liabilities	(3,557)
Fair value of net assets acquired	18,467
Goodwill	10,147
Total purchase price	$ 28,614

In addition, the Asset Purchase Agreement signed with AMS called for a post-close adjustment mechanism which in effect allows for an adjustment to the final purchase price based upon the parties' agreement to the final closing balance sheet and several other items. On August 14, 2007, the Company, AMS and Laserscope (collectively the Parties), entered into a Settlement Agreement (the "Settlement Agreement") to document their full and final agreement as to the amount of the adjustment. The Settlement Agreement provided that the Company would make an additional payment to AMS of approximately $1.2 million, which was the sole and final adjustment to the purchase price - See Note 10.

Through this acquisition, the Company planned to increase its sales into the aesthetics laser market and augment its core ophthalmic business with enhanced revenue and marketing opportunities. These factors primarily contributed to a purchase price which resulted in the recording of goodwill. Goodwill of $10.1 million represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. We anticipated recognizing a growth in revenues and a reduction in cost of revenues as we integrated the Laserscope aesthetics operations. A review of the Company's 2008 performance in the fourth quarter, the completion of the 2009 operating plan, and the annual impairment analysis has subsequently resulted in a write-down of both goodwill and intangible assets - See Notes 6 and 7. Goodwill and intangible assets were also written down in 2007 as a result of a similar process and conclusion.

4. Inventories

The components of the Company's inventories are as follows (in thousands):	January 3, 2009	December 29, 2007
Raw materials and work in process	$ 7,753	$ 9,450
Finished goods	3,891	6,517
Total inventories	$ 11,644	$ 15,967

5. Property and Equipment

The components of the Company's property and equipment are as follows (in thousands):	January 3, 2009	December 29, 2007
Equipment	$ 6,526	$ 6,818
Leasehold improvements	2,236	2,230
Less: accumulated depreciation and amortization	(7,930)	(7,427)
Property and equipment, net	$ 832	$ 1,621

Depreciation expense related to property and equipment was $876,000, $926,000, and $542,000 for the years ended January 3, 2009, December 29, 2007, and December 30, 2006.

6. Goodwill

The carrying value of goodwill totaled $0.0 million and $3.2 million at January 3, 2009 and December 29, 2007 respectively. Changes in goodwill for the year ended January 3, 2009 is presented in the following table (in thousands):

	January 3, 2009	December 29, 2007
Balance, beginning of period	$ 3,239	$ -
Goodwill as a result of acquisition	-	10,147
Impairment of goodwill	(3,239)	(6,908)
Balance, end of period	$ -	$ 3,239

As described in Note 3, the Laserscope Aesthetics reporting unit was tested for impairment in the fourth quarter of 2008. The fair value of the reporting unit was calculated using a combination of three methods: Income Approach – discounted cash flow method; Market Approach – guideline public company method; and Cost Approach. As a result of the contraction in the global aesthetics market, operating profits and cash flows for 2008 were lower than expected and the outlook has been revised downwards. Consequently the Company determined that the carrying value of the reporting unit exceeded the fair value by $3.2 million; accordingly an impairment loss of that amount was recognized and is included within the statement of operations as impairment of goodwill and intangible assets.

7. Intangible Assets

The components of the Company's purchased intangible assets as of January 3, 2009 are as follows (in thousands):

	Useful Lives	Annual Amortization	Gross Carrying Value	Accumulated Amortization	Impairment Charge	Gross Carrying Value after Impairment	Net Carrying Value	Useful Lives Remaining after Impairment
Gemini Handset - Core Technology	4 Years	$ 177	$ 993	$ 462	$ 531	$ 462	$ -	-
Gemini - Current Technology	1 Year	1,652	2,874	2,874	-	2,874	-	-
Other Products - Current Technology	-	-	325	325	-	325	-	-
Accessories - Current Technology	-	-	15	15	-	15	-	-
Services - Contractual Customer Relationships	9 Years	324	3,425	831	1,293	2,132	1,301	8 Years
Contractual Distribution Agreement	-	-	352	352	-	352	-	-
Trade Name	4 Years	135	681	278	301	380	102	1 Years
Other (non-Laserscope related)	2 Years	57	171	100	-	171	71	2 Years
		$ 2,345	$ 8,836	$ 5,237	$ 2,125	$ 6,711	$ 1,474	

The components of the Company's purchased intangible assets as of December 29, 2007 are as follows (in thousands):

	Useful Lives	Annual Amortization	Gross Carrying Value	Accumulated Amortization	Impairment Charge	Gross Carrying Value after Impairment	Net Carrying Value	Useful Lives Remaining after Impairment
Gemini Handset - Core Technology	10 Years	$ 299	$ 2,995	$ 285	$ 2,002	$ 993	$ 708	4 Years
Gemini - Current Technology	4 Years	1,282	5,129	1,222	2,255	2,874	1,652	1 Year
Other Products - Current Technology	1 Year	341	341	325	16	325	-	-
Accessories - Current Technology	4 Years	15	62	15	47	15	-	-
Services - Contractual Customer Relationships	10 Years	532	5,318	507	1,893	3,425	2,918	9 Years
Contractual Distribution Agreement	5 Years	370	1,848	352	1,496	352	-	-
Trade Name	5 Years	151	754	143	73	681	538	4 Years
Other (non-Laserscope related)	3 Years	57	171	43	-	171	128	2 Years
		$ 3,047	$ 16,618	$ 2,892	$ 7,782	$ 8,836	$ 5,944	

In fiscal year 2008, as a result of the continued contraction in the global aesthetics market encountered by the Laserscope Aesthetics reporting unit, operating profits and cash flows for 2008 were lower than expected. Based on this trend, the cash flow forecasts anticipated to be generated by the specific intangible assets acquired were revised downwards in the fourth quarter of 2008. In addition, based on market trends for the aesthetics market, the Company determined that a reduction in the useful lives of certain specific assets were required. Consequently the Company determined that the carrying amount of these intangible assets as calculated on an asset by asset basis exceeded their fair value by $2.1 million; accordingly, an impairment loss of that amount was recognized and is included within the statement of operations as impairment of goodwill and intangible assets.

In fiscal year 2007, as a result of the contraction in the global aesthetics market encountered by the Laserscope Aesthetics reporting unit, operating profits and cash flows for 2007 were lower than expected. Based on this trend, the cash flow forecasts anticipated to be generated by the specific intangible assets acquired were revised downwards in the fourth quarter of 2007. In addition, based on market trends for the aesthetics market, the Company determined that a reduction in the useful lives of certain specific assets were required. Consequently the Company determined that the carrying amount of these intangible assets as calculated on an asset by asset basis exceeded their fair value by $7.8 million; accordingly, an impairment loss of that amount was recognized and is included within the statement of operations as impairment of goodwill and intangible assets.

Amortization for the technology related intangible assets is being recorded in cost of revenues and amortization for marketing related intangible assets is being recorded in selling, general and administrative expense.

Estimated future amortization expense for purchased intangible assets is as follows:

(in thousands)	
2009	$ 319
2010	177
2011	163
2012	163
2013	163
Thereafter	489
Total	$ 1,474

8. Accrued Expenses

The components of the Company's accrued expenses are as follows (in thousands):	January 3, 2009	December 29, 2007
Income taxes payable	$ 166	$ 203
Sales and use tax payable	73	213
AMS settlement	-	4,767
Distributor commission	225	-
Other accrued expenses	1,785	2,626
Total accrued expenses	$ 2,249	$ 7,809

9. Bank Borrowings

In January 2007, the Company entered into a credit agreement with Mid-Peninsula Bank, part of Greater Bay Bank N.A. (the "Prior Lenders") that provided for an asset-based revolving line of credit up to $6 million and a $6 million term loan. The Company's obligations under all loans were secured by a lien on substantially all of the Company's assets.

In March 2008, the Company terminated the credit agreement with the Prior Lenders, repaying all outstanding balances, and entered into (i) a Borrowing Agreement and (ii) an Export-Import Bank Loan and Security Agreement with Wells Fargo Bank (together referred to as the "Agreement"). The Agreement provides for an asset-based revolving line of credit of up to $8 million (the "New Revolving Loans"). Of the New Revolving Loans, up to $5 million of the principal amount (the "New Exim Sublimit") will be guaranteed by Exim Bank. The Company's obligations under the New Revolving Loans (including the New Exim Sublimit) are secured by a lien on substantially all of the Company's assets. Interest on the New Revolving Loans (including the New Exim Sublimit) is set at the prime rate as published in the Wall Street Journal, plus 0.75%, subject to adjustment under certain circumstances, including adjustments to the prime rate, late payment or the occurrence of an event of default. All outstanding amounts under the New Revolving Loans are payable in full on March 27, 2011. If at any time the amount outstanding under the New Revolving Loans exceeds the Borrowing Base as defined in the Agreement, the Company will be required to pay the difference between the outstanding amount and the Borrowing Base. The Company may prepay New Revolving Loans without penalty. These facilities contain certain financial and other covenants, including the requirement for the Company to maintain a certain level of net income (loss) and to be able to sufficiently cover its debt service needs. Other covenants include, but are not limited to, restricting the Company's ability to incur indebtedness, incur liens, enter into mergers or consolidations, dispose of assets, make investments, pay dividends, enter into transactions with affiliates, or prepay certain indebtedness. In the event of noncompliance by the Company with the covenants under this Agreement, Wells Fargo Bank and Export-Import Bank, would be entitled to exercise their remedies, which include declaring all obligations immediately due and payable and disposing of the collateral if obligations are not paid.

In August 2008, the Company was not in compliance with certain covenants contained in the Agreement relating to the Company's ability to sufficiently cover its debt service needs; however, the Company obtained a waiver from Wells Fargo Bank and was in compliance with all of the covenants in the Agreement during September 2008. As of January 3, 2009, the Company was in compliance with the loan covenants contained in the amended Agreement.

On November 3, 2008, the Company and Wells Fargo Bank agreed to amend certain sections of the Agreement dealing with interest rates and interest related matters on advances against the line of credit such that the interest is set at the greater of 5% or prime as published in the Wall Street Journal, plus 2% on Floating Rate Advances per annum and 3.5% on LIBOR Advances. The margin is reduced by 0.25% per annum on a one-time basis if the Company's Earnings Before Taxes, Depreciation, and Amortization for any fiscal year ending on or after December 31, 2008 is greater than $1,500,000.

As of January 3, 2009, the Company was in compliance with the loan covenants in the Agreement and the total amount outstanding under the New Revolving Loans was $6 million. As of January 3, 2009, there was eligible collateral to support approximately an additional $1,548,000 in borrowings.

10. Commitments and Contingencies

Lease Agreements.

The Company leases its operating facilities under a noncancelable operating lease. In September 2003, the Company entered into a lease amendment for our facility in Mountain View, California. The original lease term of this facility, which ended in February 2004, was amended and extended until February 2009. On December 22, 2008, the lease was amended and renewed to lease for an additional six year period beginning March 1, 2009 until February 28, 2015. The Company also leases office space in

Cwmbran, South Wales and in Lisses, France through April 2010 and September 2009, respectively. Rent expense totaled $564,000 for the fiscal year ended January 3, 2009, $608,000 for the fiscal year ended December 29, 2007, and $403,000 for the fiscal year ended December 30, 2006.

Future minimum lease payments under current operating leases at January 3, 2009 are summarized as follows (*in thousands)*:

Fiscal Year	Operating Lease Payments
2009	$ 643
2010	675
2011	676
2012	689
2013	710
Beyond	899
Total future minimum lease payments	$ 4,292

License Agreements.

The Company is obligated to pay royalties equivalent to 5% and 7.5% of sales on certain products under certain license agreements. Royalty expense was approximately $231,000, $162,000, and $93,000 for the years ended January 3, 2009, December 29, 2007, and December 30, 2006, respectively.

AMS Settlement.

On August 14, 2007, the Company, AMS and Laserscope (collectively the Parties), entered into a Settlement Agreement (the Settlement Agreement). The Parties entered into the Settlement Agreement to document their full and final agreement as to the amount of the adjustment contemplated by Section 1.5 of the Asset Purchase Agreement, by and among AMS, Laserscope and the Company, dated November 30, 2006 (the Purchase Agreement); to amend the Product Supply Agreement, between Laserscope and the Company, dated January 16, 2007 (the Product Supply Agreement); and to set forth the Parties' mutual understanding as to certain other matters.

As of December 27, 2007, $4.8 million in obligations to AMS, not including interest, was outstanding and included in accrued liabilities, and there were $1.3 million of non-cancelable purchase orders outstanding with AMS for inventory to be delivered and paid for in 2008. As of January 3, 2009 all amounts due to AMS had been paid in full and there were no remaining non-cancelable purchase orders.

During the third quarter of 2008 the Company determined that there was a probable underpayment of withholding tax concerning its overseas subsidiaries relating to periods prior to the Company's acquisition of these subsidiaries. Subsequently, the Company has resolved this matter with no charge to net income and the asset in prepaids and other current assets and the corresponding amount recorded in accrued expenses have been removed.

Indemnification Arrangements.

The Company enters into standard indemnification arrangements in our ordinary course of business. Pursuant to these arrangements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, generally our business partners or customers, in connection with any trade secret, copyright, patent or other intellectual property infringement claim by any third party with respect to our products. The term of these indemnification agreements is generally perpetual anytime after the execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these agreements is not determinable. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal.

The Company has entered into indemnification agreements with its directors and officers that may require the Company: to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of a culpable nature; to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified; and to make good faith determination whether or not it is practicable for the Company to obtain directors and officers insurance. The Company currently has directors and officers' liability insurance.

In general, management believes that claims which are pending or known to be threatened, will not have a material adverse effect on the Company's financial position or results of operations and are adequately covered by the Company's liability insurance. However, it is possible that cash flows or results of operations could be materially affected in any particular period by the unfavorable resolution of one of more of these contingencies or because of the diversion of management's attention and the incurrence of significant expenses.

11. Stockholders' Equity

Convertible Preferred Stock

The Company is authorized to issue up to 2,000,000 shares of undesignated preferred stock from time to time in one or more series. During August 2007, the Company filed a Certificate of Designation authorizing the Company to issue up to 500,000 of the 2,000,000 shares of authorized undesignated preferred stock as shares of Series A Preferred Stock, par value $0.01 per share.

In August 2007, the Company issued 500,000 shares of Series A Preferred Stock, convertible into 1 million shares of Common Stock, and warrants to purchase an aggregate of 600,000 shares Common Stock at an exercise price of $0.01 per share. The warrants were to expire December 31, 2007 but were exercised prior to that date. The purchase price for a unit of 1 share of Series A Preferred Stock and a warrant to purchase 1.2 shares of Common Stock was $10.00, resulting in net proceeds to the Company of approximately $4.9 million. Of the total $4.9 million proceeds received, approximately $2.3 million has been allocated to the common stock warrants based on their estimated fair value at the time of issuance.

In the event that the Common Stock of the Company trades on a trading market at or above a closing price equal to $5.00 per share (as adjusted for capital reorganizations, stock splits, reclassifications, etc.) for a period of 30 consecutive trading days, the shares of Series A Preferred Stock shall automatically convert to common stock.

Holders of Series A preferred stock have preferential rights to noncumulative dividends when and if declared by the Board of Directors. In the event of liquidation, the holders have preferential rights to liquidation payments in the amount of the original purchase price plus declared and unpaid dividends, if any. At January 3, 2009, the aggregate liquidation preference was $5,000,000.

In addition, holders of Series A preferred stock have certain registration rights including the requirement that the Company file a Form S-3 registration statement within 90 days of becoming eligible to file a Form S-3 registration statement and the right to request that the Company file a Form S-1 registration statement any time after February 29, 2008. Subsequent to the year end the holders of the Series A preferred stock and the Company agreed to amend the Form S-3 registration rights. The agreement changed the clause requiring the Company to file a Form S-3 registration statement within 90 days of becoming eligible to a right to request the Company file a Form S-3 registration statement any time after June 30, 2009. In consideration for extending the period during which the Company is not required to file a registration statement the Company issued the holders of Series A preferred stock warrants to purchase an aggregate of 20,000 shares Common Stock at an exercise price of $0.01 per share. The warrants expire 6 months from date of issuance.

Stock Option Plans

1998 Stock Plan.

The 1998 Stock Plan (the 1998 Plan), as amended, provides for the granting to employees (including officers and employee directors) of incentive stock options and for the granting to employees (including officers and employee directors) and consultants of nonstatutory stock options, stock purchase rights (SPRs), restricted stock, restricted stock units, performance shares, performance units and stock appreciation rights. The exercise price of incentive stock options and stock appreciation rights granted under the 1998 Plan must be at least equal to the fair market value of the shares at the time of grant. With respect to any recipient who owns stock possessing more than 10% of the voting power of our outstanding capital stock, the exercise price of any option or SPR granted must be at least equal to 110% of the fair market value at the time of grant. Options granted under the 1998 Plan are exercisable at such times and under such conditions as determined by the Administrator; generally over a four year period. The maximum term of incentive stock options granted to any recipient must not exceed ten years; provided, however, that the maximum term of an incentive stock option granted to any recipient possessing more than 10% of the voting power of the Company's outstanding capital stock must not exceed five years. In the case of SPRs, unless the Administrator determines otherwise, the Company has a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's employment with the Company for any reason (including death or disability). Such repurchase option lapses at a rate determined by the Administrator. The purchase price for shares repurchased by the Company is the original price paid by the purchaser. In

June of 2006, this plan was amended to shorten the contractual life of all option grants made after June 2006 to a seven year term. As of January 3, 2009 and December 29, 2007, no shares were subject to repurchase. The form of consideration for exercising an option or stock purchase right, including the method of payment, is determined by the Administrator. The 1998 Plan expired in February 2008.

Stand-Alone Options.

In July 2005, in connection with the employment of the Company's then Chief Executive Officer, the Company's Board of Directors granted a stand alone option, outside of the Company's existing stock plans, to Barry Caldwell. The option entitled Mr. Caldwell to purchase up to 234,104 shares of the Company's Common Stock at an exercise price of $6.07 per share. Mr. Caldwell left the services of the Company in October 2007 and as of January 3, 2009 there were 143,426 shares outstanding and exercisable under this option.

In March 2006, in connection with the employment of the Company's Vice President of Product Innovation, the Company's Board of Directors granted a stand alone option, outside of the Company's existing stock plans, to Deborah Tomasco. The option entitled Ms. Tomasco to purchase up to 50,000 shares of the Company's Common Stock at an exercise price of $8.26 per share. Ms. Tomasco left the services of the Company in March 2008 and as of January 3, 2009 there were no shares outstanding or exercisable under this option.

In February 2007, in connection with the employment of the Company's then Chief Financial Officer, the Company's Board of Directors granted a stand alone option, outside of the Company's existing stock plans, to Meryl Rains. The option entitled Ms. Rains to purchase up to 50,000 shares of the Company's Common Stock at an exercise price of $9.42 per share. Ms. Rains left the services of the Company in December 2007 and as of January 3, 2009 there were no shares outstanding under this option.

In February 2007, the Compensation Committee of the Company's Board of Directors approved the grant of 235,000 non-qualified stock options, outside of the Company's existing stock plans, to a total of 54 new employees, both domestic and international, hired in connection with the Company's recently completed acquisition of the assets of the aesthetics business of Laserscope. The options were granted as of February 28, 2007 at an exercise price of $10.06 per share. As of January 3, 2009 there were 110,000 shares outstanding and exercisable under these options.

2008 Equity Incentive Plan.

On June 11, 2008, the shareholders approved the adoption of the 2008 Equity Incentive Plan, (the Incentive Plan). There are no material changes in the Incentive Plan from the 1998 Stock Plan. The maximum aggregate number of shares that may be awarded and sold under the Incentive Plan is 300,000 shares plus any shares subject to stock options or similar awards granted under the 1998 Stock Plan that expire or otherwise terminate without having been exercised in full and shares issued pursuant to awards granted under the 1998 Stock Plan that are forfeited to the Company on or after the date the 1998 Stock Plan expires. The terms and awards granted during the fiscal year 2008 under either plan were consistent with those described under the 1998 Stock Plan.

The following table summarizes information regarding activity in our stock option plans during the fiscal year ended January 3, 2009:

Information with respect to activity under these option plans are set forth below (in thousands except share and per share data):

	Shares Available for Grant	Outstanding Options		
		Number of Shares	Aggregate Price	Weighted Average Exercise Price
Balances, December 31, 2005	294,186	2,154,003	11,851	5.50
Additional shares reserved	200,000	—	—	—
Options granted	(300,650)	300,650	2,551	8.48
Options exercised		(276,578)	(1,291)	4.67
Options cancelled	46,505	(46,505)	(311)	6.69
Options expired	(4,750)	—	—	—
Balances, December 30, 2006	235,291	2,131,570	12,800	6.00
Additional shares reserved	385,000	—	—	—
Options granted	(468,600)	468,600	3,824	8.16
Options exercised	—	(156,137)	(785)	5.03
Options cancelled	584,496	(584,496)	(4,516)	7.73
Options expired	(398,228)	—	—	—
Balances, December 29, 2007	337,959	1,859,537	11,323	6.09
Additional shares reserved	568,863	—	—	—
Options granted	(686,712)	686,712	1,605	2.34
Options exercised	—	—	—	—
Options and cancelled	494,434	(494,434)	(3,052)	6.18
Options expired	(448,581)	—	—	—
Balances, January 3, 2009	265,963	2,051,815	9,876	4.81

The following table summarizes information with respect to stock options outstanding at January 3, 2009:

	Options Outstanding			Options Vested and Exercisable		
Range of Exercise Prices	Number of Shares Outstanding at January 3, 2009	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Shares Exercisable at January 3, 2009	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
$086- $2.34	232,500	6.88	1.09	0	$ 0.00	0.00
$2.41 - $2.78	256,313	5.89	2.58	57,090	$ 2.58	7.89
$2.88 - $3.40	270,969	4.46	3.34	158,280	$ 3.30	4.72
$3.41 - $4.10	236,615	3.59	3.70	194,785	$ 3.72	3.04
$4.16 - $5.15	205,209	3.90	4.75	183,536	$ 4.76	4.00
$5.26 - $6.07	359,884	2.78	5.78	357,591	$ 5.78	5.88
$6.19 - $7.98	227,881	5.34	7.17	176,011	$ 7.08	5.50
$8.26 - $10.06	245,394	3.89	9.39	175,436	$ 9.25	3.65
$10.25 - $10.86	13,300	2.63	10.58	11,788	$ 10.55	2.40
$12.75 - $12.75	3,750	1.50	12.75	3,750	$ 12.75	1.50
$0.86 - $12.75	2,051,815	4.47	4.81	1,318,267	$ 5.60	4.75

As of January 3, 2009, December 29, 2007, and December 30, 2006, options to purchase 2,051,815, 1,859,537, and 2,131,570 shares of common stock were outstanding at a weighted average exercise price of $4.81, $6.09, and $6.00, respectively.

As of January 3, 2009, 1,863,276 shares were vested and expected to vest, at a weighted average exercise price of $4.92 per share and with a weighted average remaining contractual life of 4.32 years.

Adoption of SFAS 123(R).

We estimate the fair value of stock options granted using the Black-Scholes option-pricing formula.

The determination of fair value of all options granted by the Company is computed based on the Black-Scholes option-pricing model with the following weighted average assumptions:

	Employee Stock Option Plan			Employee Stock Purchase Plan		
	2008	**2007**	**2006**	**2008**	**2007**	**2006**
Average risk free interest rate	2.7%	4.4%	4.80%	—	4.9%	4.43%
Expected life (in years)	4.8 years	4.6 years	3.8 years	—	0.12	0.5
Dividend yield	—	—	—	—	—	—
Average volatility	71.9%	59.0 – 65.0%	50.0 – 60.0%	—	36%	34.0-60.0%

Option-pricing models require the input of various subjective assumptions, including the option's expected life and the price volatility of the underlying stock. The expected stock price volatility is based on analysis of the Company's stock price history over a period commensurate with the expected term of the options, trading volume of the Company's stock, look-back volatilities and Company specific events that affected volatility in a prior period. The Company has elected to use the simplified method for estimating the expected term as discussed in SAB No. 107 and SAB No. 110. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. No dividend yield is included as the Company has not issued any dividends and does not anticipate issuing any dividends in the future.

The following table shows stock-based compensation expense included in the Consolidated Statements of Operations for 2008, 2007 and 2006 (in thousands):

	Year Ended January 3, 2009	Year Ended December 29, 2007	Year Ended December 30, 2006
Cost of revenues	$ 152	$ 141	$ 122
Research and development	85	182	251
Sales, general and administrative	85	907	1,433
	$ 322	$ 1,230	$ 1,816

Approximately $7 thousand, $7 thousand and $6 thousand of the stock based compensation expense recognized was capitalized into inventory as a component of overhead at January 3, 2009, December 29, 2007 and December 30, 2006, respectively.

Information with respect to activity under these option plans are set forth below (in thousands except per share data):

	Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding at December 29, 2007	1,859,537	$ 6.09	$ —
Options granted	686,712	2.34	
Options exercised	—	-	
Options forfeited/cancelled/ expired	(494,434)	6.18	
Outstanding at January 3, 2009	$2,051,815	$ 4.81	$ —

The weighted average grant date fair value of options granted during 2008 was $1.38 per share.

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between the Company's closing stock price on the last trading day of fiscal 2007 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on January 3, 2009. This amount changes based on the fair market value of the Company's stock. The total intrinsic value of options exercised during the years ended January 3, 2009 and December 29, 2007 were approximately $0 and $0.5 million, respectively.

As a result of adopting the fair value recognition provisions of SFAS 123(R), the impact to the consolidated financial statements for 2008, 2007 and 2006 from stock-based compensation is as follows (in thousands, except per share data):

	Year Ended January 3, 2009	Year Ended December 29, 2007	Year Ended December 30, 2006
Stock-based compensation expense by award type:			
Employee stock options granted	$ 322	$ 1,218	$ 1,218
Employee stock purchase plan	-	12	12
Total stock-based compensation	322	1,230	1,230
Total effect on stock-based compensation at the Company's marginal tax rate	(129)	(467)	(467)
Effect on net loss	$ 193	$ 763	$ 763
Effect on net loss per share:			
Basic and diluted earnings per share	$0.01	$0.09	$0.09

A summary of the status of the Company's non-vested shares as of January 3, 2009 and changes during the period ended January 3, 2009 is presented below (in thousands, except per share amounts):

	Number of Shares	Weighted Average Grant Dated Fair Value
Non-vested at December 29, 2007	473,143	$ 7.50
Granted	686,712	1.38
Vested	43,127	5.70
Cancelled/forfeited	(469,434)	6.18
Non-vested at January 3, 2009	733,548	$ 3.41

As of January 3, 2009, there were $2.1 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements under both of the plans. The cost is expected to be recognized over a weighted average period of three years.

12. Employee Benefit Plan

The Company has a plan known as the IRIS Medical Instruments 401(k) trust to provide retirement benefits through the deferred salary deductions for substantially all US employees. Employees may contribute up to 15% of their annual compensation to the plan, limited to a maximum amount set by the Internal Revenue Service. The plan also provides for Company contributions at the discretion of the Board of Directors. On April 1, 2000 the Company commenced a Company match for the 401(k) in the amount of 50% of employee contributions up to an annual maximum of $2,000 per year. The Company contributions totaled $214,000 in 2008, $260,000 in 2007, and $106,000 in 2006. Prior to the start of fiscal 2009, the Company temporarily suspended the matching contributions. It is not known at this time when such matching contributions will be reinstated.

13. Income Taxes

Pre-tax Book loss was comprised of the following:

	Year Ended January 3, 2009	Year Ended December 29, 2007	Year Ended December 30, 2006
United States	$ (7,049)	$ (20,772)	$ (4,032)
Foreign	(194)	(1,487)	—
Total	$ (7,243)	$(22,259)	$ (4,032)

The provision for income taxes includes:

	Year Ended January 3, 2009	Year Ended December 29, 2007	Year Ended December 30, 2006
Current:			
Federal	$ 87	$ 4	$ (371)
State	40	9	—
	127	13	(371)
Deferred:			
Federal	—	—	1,756
State	—	—	337
	—	—	2,093
Income tax provision	$ 127	$ 13	$1,721

The Company's effective tax rate differs from the statutory federal income tax rate as shown in the following schedule:

	Year Ended January 3, 2009	Year Ended December 29, 2007	Year Ended December 30, 2006
Income tax provision at statutory rate	34%	34%	34%
State income taxes, net of federal benefit	5%	4%	1%
Nondeductible permanent differences	(3%)	(1%)	(10%)
Research and development credits	1%	0%	2%
Change in valuation allowance	(40%)	(35%)	(73%)
Foreign Rate Differential	1%	(2%)	1%
Effective tax rate	(2%)	(0%)	(45%)

The tax effect of temporary differences and carry-forwards that give rise to significant portions of the net deferred tax assets are presented below (in thousands):

	January 3, 2009	December 29, 2007
Accruals and Reserves	$ 2,465	$ 1,989
Deferred Revenue	255	72
Fixed assets	633	616
Intangibles	8,580	6,386
Stock Compensation	514	525
Net operating loss	148	293
R&D Credits	911	821
Other Tax Credits	33	0
Other	15	12
Net deferred tax asset	$ 13,554	$ 10,714
Valuation Allowance	(13,554)	(10,714)
Net Deferred Tax Assets (Liability)	$ 0	$ 0

As a result of losses incurred in 2008 and 2007 and uncertainty regarding the ability to project future profitable results, the Company has recorded a valuation allowance against its deferred tax assets.

As of January 3, 2009, the Company had Federal and State net operating loss carry forwards of approximately $1,650,000 and $4,066,000 respectively. The federal losses will begin to expire in 2027 and the state losses will begin to expire in 2019. Of the above NOL's, $1,650,000 and $1,434,000 respectively, relate to windfall stock option deductions which when realized will be credited to equity.

As of January 3, 2009, the Company had Federal and State research credit carry forwards of approximately $838,000 and $996,000 available to offset future liabilities. The Federal credits will begin expiring in 2020 if not used. The state research credits do not expire.

The Company also has $33,000 of alternative minimum tax credits which do not expire and can be used to offset regular tax at a future date.

The above net operating losses and R&D credits are subject to IRC sections 382 and 383. In the event of a change in ownership as defined by these code sections, the usage of the above mentioned NOL's and credits may be limited.

Effective December 31, 2006, the Company adopted Financial Accounting Standards Interpretation, or FIN, No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109."

As a result of the implementation of FIN No. 48, the Company recognized no change in the liability for unrecognized tax benefits related to tax positions taken in prior periods.

Upon adoption of FIN No. 48, the Company's policy to include interest and penalties related to unrecognized tax benefits within the Company's provision for (benefit from) income taxes did not change. As of January 3, 2009, the Company had accrued $67,297 for payment of interest and penalties related to unrecognized tax benefits.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance at January 1, 2007	$ 550
Additions Based upon tax positions related to the current year	35
Reductions resulting in lapse of statute of limitations Settlements	-
Balance at January 3, 2009	$ 585

If the ending balance of $585 thousand of unrecognized tax benefits at January 3, 2009 were recognized, none of the recognition would affect the income tax rate. The Company does not anticipate any material change in its unrecognized tax benefits over the next twelve months. The unrecognized tax benefits may change during the next year for items that arise in the ordinary course of business.

The company files U.S. federal and state returns as well as foreign returns in France and the UK. The tax years 2001 to 2007 remain open in several jurisdictions none of which have individual significance.

14. Major Customers and Business Segments

The Company operates in two reportable segments: the ophthalmology segment and the aesthetics segment. In both segments, the Company develops, manufactures and markets medical devices. Our revenues arise from the sale of consoles, delivery devices, consumables and service and support activities.

In the years ended January 3, 2009, December 29, 2007 and December 30, 2006, no customer individually accounted for more than 10% of our revenue.

Revenue information shown by geographic region is as follows (in thousands):

	Year Ended January 3, 2009	Year Ended December 29, 2007	Year Ended December 30, 2006
United States	$ 26,959	$ 29,931	$ 21,826
Europe	14,809	15,077	7,787
Rest of Americas	2,584	1,959	1,836
Asia/Pacific Rim	4,176	8,565	4,455
	$ 48,528	$ 55,532	$ 35,904

Revenues are attributed to countries based on location of end customers. In the years ended January 3, 2009, December 29, 2007 and December 30, 2006, no individual country accounted for more than 10% of the Company's sales, except for the United States, which accounted for 55.6% of sales in 2008, 53.9% of sales in 2007, and 60.8% in 2006.

Information on reportable segments for the three years ended January 3, 2009, December 29, 2007, and December 30, 2006 is as follows (in thousands):

	Year Ended January 3, 2009		
	Ophthalmology	Aesthetics	Total
Sales	$ 32,387	$ 16,141	$ 48,528
Direct cost of revenues	9,197	6,638	15,835
Direct gross profit	$ 23,190	9,503	32,693
Impairment of goodwill and intangible assets		$ 5,364	5,364
Total unallocated indirect costs			34,865
Loss from operations			$ (7,536)

	Year Ended December 29, 2007		
	Ophthalmology	Aesthetics	Total
Sales	$ 32,347	$ 23,185	$ 55,532
Direct cost of revenues	9,721	11,151	20,872
Direct gross profit	$ 22,626	12,034	34,660
Impairment of goodwill and intangible assets		$ 14,690	14,690
Total unallocated indirect costs			44,085
Loss from operations			$ (24,115)

	Year Ended December 30, 2006		
	Ophthalmology	Aesthetics	Total
Sales	$ 30,826	$ 5,078	$ 35,904
Direct cost of revenues	9,312	2,125	11,437
Direct gross profit	$ 21,514	$ 2,953	24,467
Total unallocated indirect costs			29,232
Income from operations			$ (4,765)

Direct cost of revenues includes standard product cost (direct material, labor & fringe benefits) and any warranty and unit royalty costs. Indirect costs of manufacturing, research and development and selling, general and administrative costs are not allocated to the segments. The Company's assets and liabilities are not evaluated on a segment basis. Accordingly, no disclosure on segment assets and liabilities is provided.

15. Computation of Basic Net Loss Per Common Share and Diluted Net Loss Per Common Share

A reconciliation of the numerator and denominator of basic net loss per common share and diluted net loss per common share is provided as follows (in thousands, except per share amounts):

	Year Ended January 3, 2009	Year Ended December 29, 2007	Year Ended December 30, 2006
Net loss	$ (7,370)	$ (22,272)	$ (5,753)
Denominator — Net loss per common share			
Weighted average common stock outstanding	8,824	8,293	7,713
Effect of dilutive securities			
Weighted average common stock options			
Total weighted average stock and options outstanding	8,824	8,293	7,713
Net loss per common share	$ (0.84)	$ (2.69)	$ (0.75)
Diluted net loss per common share	$ (0.84)	$ (2.69)	$ (0.75)

In 2008, 2007 and 2006 there were 2,051,815, 1,859,537 and 2,131,570 outstanding options to purchase shares at a weighted average exercise price of $4.81, $6.09 and $6.00 per share, respectively, that were not included in the computation of diluted net loss per common share because their effect was antidilutive. These options could dilute earnings per share in future periods. In 2008 and 2007, there were 500,000 shares of Preferred A stock which will automatically convert into 1,000,000 common shares in the event that the common stock of the Company trades at or above $5.00 per share for a period of 30 consecutive trading days, the shares have not been included in the computation of diluted net loss per common share because their effect is antidilutive. These shares could dilute earnings per share in future periods.

16. Selected Quarterly Financial Data, (Unaudited)

	Quarter			
	First	Second	Third	Fourth
	(In thousands, except per share amounts)			
Year Ended January 3, 2009				
Sales	$ 11,474	$ 12,922	$ 11,987	$ 12,145
Gross profit	$ 4,805	$ 5,331	$ 4,990	$ 4,553
Net loss	$ (892)	$ 275	$ (249)	$ (6,503)
Net loss per common share	$ (0.10)	$ 0.03	$ (0.03)	$ (0.74)
Basic and diluted net loss per common share	$ (0.10)	$ 0.03	$ (0.03)	$ (0.74)
Year Ended December 29, 2007				
Sales	$ 12,566	$ 15,249	$ 13,575	$ 14,142
Gross profit	$ 5,209	$ 6,584	$ 6,185	$ 6,306
Net loss	$ (4,920)	$ (343)	$ (1,238)	$ (15,771)
Net loss per common share	$ (0.61)	$ (0.04)	$ (0.15)	$ (1.82)
Basic and diluted net income loss per common share	$ (0.61)	$ (0.04)	$ (0.15)	$ (1.82)

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures.

We maintain "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Management's Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of January 3, 2009 using the criteria for effective internal control over financial reporting as described in "Internal Control—Integrated Framework," issued by the Committee of Sponsoring Organization of the Treadway Commission. Based on their evaluation as of the end of the period covered by this Annual Report on Form 10-K, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective at the reasonable assurance level and that the material weakness in our internal control over financial reporting related to our financial reporting process identified in our Annual Report on Form 10-K for the year ended December 29, 2007 has been remediated.

Remediation of Prior Year Material Weakness.

During fiscal 2008, we implemented the following remediation actions designed to address these material weakness:

- we enhanced our finance function by hiring a new Chief Financial Officer, a new Controller and an additional staff member;
- we improved the processes and procedures to ensure timely reconciliations of all major balance sheet accounts; and
- we continued to strengthen personnel through training of existing staff.

We believe these actions have strengthened our internal control over financial reporting and addressed the material weakness identified above. Based on our testing of these enhanced procedures, management determined that, as of January 3, 2009, we have remediated the material weakness in internal control over financial reporting as disclosed in the Annual Report on Form 10-K for December 29, 2007.

Changes in Internal Control over Financial Reporting.

There were no changes in our internal control over financial reporting that occurred during the fourth quarter of fiscal year 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

This Annual Report on Form 10-K does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management's report in this Annual Report on Form 10-K.

Item 9B. Other Information

Not applicable.

PART III

Certain information required by Part III has been omitted from this Form 10-K. This information is instead incorporated herein by reference to our definitive Proxy Statement for our 2009 Annual Meeting of Stockholders (the Proxy Statement), which we will file within 120 days after the end of our fiscal year pursuant to Regulation 14A in time for our Annual Meeting of Stockholders to be held June 17, 2009.

Item 10. Directors and Executive Officers of the Registrant

Information regarding our directors is incorporated herein by reference to "Proposal One - Election of Directors—Nominees" in our Proxy Statement. The information concerning our current executive officers is incorporated herein by reference to "Executive Officers" in our Proxy Statement. Information regarding delinquent filers is incorporated by reference to "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement. Information regarding our code of business conduct and ethics is incorporated herein by reference to "Proposal One — Election of Directors — Corporate Governance Matters — Code of Business Conduct and Ethics" in our Proxy Statement.

Item 11. Executive Compensation

The information required by this item is incorporated herein by reference to "Executive Compensation" in our Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated herein by reference to "Security Ownership of Certain Beneficial Owners and Management" in our Proxy Statement.

Item 13. Certain Relationships and Related Transactions

The information required by this Item is incorporated herein by reference to "Certain Relationships and Related Transactions" in our Proxy Statement.

Item 14. Principal Accountant Fees and Services.

The information required by this item is incorporated herein by reference to "Proposal Three — Ratification of Appointment of Independent Accountants" in our Proxy Statement.

PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

The following documents are filed in Part II of this Annual Report on Form 10-K:

2. **Financial Statement Schedule**

The following financial statement schedule of IRIDEX Corporation for the years ended January 3, 2009, December 29, 2007, and December 30, 2006 is filed as part of this Annual Report and should be read in conjunction with the Consolidated Financial Statements of IRIDEX Corporation.

Other schedules have been omitted because they are either not required, not applicable, or the required information is included in the consolidated financial statements or notes thereto.

3. Exhibits

Exhibit Index

Exhibits	Exhibit Title
2.1(13)	Asset Purchase Agreement dated November 30, 2006 by and among American Medical Systems, Inc., a Delaware corporation, Laserscope, a California corporation and a wholly owned subsidiary of American Medical Systems, Inc., and IRIDEX Corporation.
3.1(1)	Amended and Restated Certificate of Incorporation of Registrant.
3.2(2)	Amended and Restated Bylaws of Registrant.
4.1(3)	Certificate of Designation, Preferences and Rights of Series A Preferred Stock.
4.2(3)	Investor Rights Agreement, dated as of August 31, 2007, by and between the Company, BlueLine Capital Partners, LP; BlueLine Capital Partners III, LP and BlueLine Capital Partners II, LP.
10.1(1)	Form of Indemnification Agreement with directors and officers.
10.2	Lease Agreement dated December 6, 1996 by and between Zappettini Investment Co. and the Registrant, as amended pursuant to Amendment No. 1 dated September 15, 2003 and Amendment No. 2 dated December 22, 2008.
10.3(4)*	1995 Director Option Plan.
10.4(5)*	1998 Stock Plan (as amended June 19, 2007).
10.5(6)*	2005 Employee Stock Purchase Plan.
10.6(7)*	2009 Employee Incentive Program Summary.
10.7(8)*	2008 Equity Incentive Plan.
10.8*	Change of Control Severance Agreement by and between the Company and James Mackaness, dated January 22, 2008.
10.9(5)	Settlement Agreement, dated April 6, 2007, by and among Synergetics, Inc., Synergetics USA, Inc. and IRIDEX Corporation.

10.10(3)	Securities Purchase Agreement, dated August 31, 2007, by and among BlueLine Capital Partners, LP, BlueLine Capital Partners III, LP, BlueLine Capital Partners II, LP and IRIDEX Corporation.
10.11(10)	Credit and Security Agreement, dated March 27, 2008, by and between IRIDEX Corporation and Wells Fargo Bank, National Association, acting through its Wells Fargo Business Credit operating division.
10.12(10)	Credit and Security Agreement (Ex-Im Subfacility), dated March 27, 2008, by and between IRIDEX Corporation and Wells Fargo Bank, National Association, acting through its Wells Fargo Business Credit operating division.
10.13(10)	Borrower Agreement, dated March 27, 2008, by IRIDEX Corporation in favor of Export-Import Bank of the United States and Wells Fargo Bank, National Association, acting through its Wells Fargo Business Credit operating division.
10.14(11)	First Amendment to Credit and Security Agreements and Waiver of Default, dated November 3, 2008, by and between IRIDEX Corporation and Wells Fargo Bank, National Association.
10.15(9)	Letter Agreement, dated June 27, 2007, by and between American Medical Systems, Inc., a Delaware corporation, Laserscope, a California corporation and a wholly owned subsidiary of American Medical Systems, Inc., and IRIDEX Corporation, as amended.
10.16(9)	Letter amendment, dated July 31, 2007, by and between Laserscope and IRIDEX Corporation.
10.17(9)	Letter amendment, dated August 6, 2007, by and between Laserscope and IRIDEX Corporation.
10.18(9)	Security Agreement made by the Company in favor of each of American Medical Systems, Inc. and Laserscope, dated August 14, 2007.
10.19(9)	Patent, Trademark and Copyright Security Agreement by and between the Company and Mid-Peninsula Bank, dated July 31, 2007.
10.20(9)	Subordination Agreement by and between the Company, Mid-Peninsula Bank, American Medical Systems, Inc. and Laserscope, dated August 14, 2007.
16.1(12)	Letter from PricewaterhouseCoopers LLP to the Securities and Exchange Commission, dated as of August 19, 2007.
21.1(1)	Subsidiaries of Registrant.
23.1	Consent of Burr, Pilger & Mayer LLP, Independent Registered Public Accounting Firm.
23.2	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
24.1	Power of Attorney (See page 73).
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Indicates a management contract or compensatory plan or arrangement.

(1) Incorporated by reference to the Exhibits filed with the Registration Statement on Form SB-2 (No. 333-00320-LA) which was declared effective on February 15, 1996.

(2) Incorporated by reference to the Exhibits filed with the Registrant's Report on Form 8-K on November 21, 2007.

(3) Incorporated by reference to the Exhibits filed with the Registrant's Report on Form 8-K on September 7, 2007.

(4) Incorporated by reference to Exhibit 10.3 filed with the Registrant's Registration Statement on Form S-8 on August 3, 2004.

(5) Incorporated by reference to the Exhibits filed with the Registrant's Report on Form 10-Q for the quarter ended June 30, 2007.

(6) Incorporated by reference to the appendix filed with the Registrant's Proxy Statement for the Company's 2004 Annual Meeting of Stockholders which was filed on April 30, 2004.

(7) Incorporated by reference to Exhibit 99.1 filed with the Registrant's Form 8-K on December 16, 2008.

(8) Incorporated by reference to the appendix filed with the Registrant's Proxy Statement for the Company's 2008 Annual Meeting of Stockholders which was filed on April 24, 2008.

(9) Incorporated by reference to the Exhibits filed with the Registrant's Report on Form 10-Q for the quarter ended September 29, 2007.

(10) Incorporated by reference to the Exhibits filed with the Registrant's Report on Form 8-K on April 2, 2008.

(11) Incorporated by reference to Exhibit 10.1 filed with the Registrant's Report on Form 8-K on November 7, 2008.

(12) Incorporated by reference to Exhibit 16.1 filed with the Registrant's Report on Form 8-K on August 29, 2007.

(13) Incorporated by reference to Exhibit 2.1 filed with the Registrant's Report on Form 8-K on December 6, 2006.

Trademark Acknowledgments

IRIDEX, the IRIDEX logo, IRIS Medical, OcuLight, SmartKey, EndoProbe, Apex, Aura, Lyra, Gemini, Venus, Coolspot and Dermastat are our registered trademarks. G-Probe, DioPexy, DioVet, TruFocus, TrueCW, DioLite, IQ 810, IQ 577, MicroPulse, OtoProbe, ScanLite, Symphony, VariLite and EasyFit product names are our trademarks. All other trademarks or trade names appearing in this Annual Report on Form 10-K are the property of their respective owners.

Schedule II

IRIDEX CORPORATION AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

Description	Balance at Beginning of The Period	Additions	Deductions	Balance at End of The Period
Balance for the year ended December 30, 2006:				
Allowance for doubtful accounts receivable	$ 559	$ 141	$ (261)	$ 439
Provision for inventory	$ 2,055	$ (296)	$ 1	$ 1,760
Balance for the year ended December 29, 2007:				
Allowance for doubtful accounts receivable-(1)	$ 439	$ 470	$ (209)	$ 700
Provision for inventory-(2)	$ 1,760	$ 3,147	$ (277)	$ 4,630
Balance for the year ended January 3, 2009:				
Allowance for doubtful accounts receivable	$ 700	$ 410	$ (201)	$ 909
Provision for inventory	$ 4,630	$ 5,894	$(4,073)	$ 6,451

(1) Additions amount includes 330 thousand from the acquisition of the aesthetics business of Laserscope from AMS.
(2) Additions amount includes 130 thousand from the acquisition of the aesthetics business of Laserscope from AMS.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on the 1st day of April 2009.

IRIDEX CORPORATION

By: /s/ Theodore A. Boutacoff
Theodore A. Boutacoff
President, Chief Executive Officer, and Chairman

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Theodore A. Boutacoff and James H. Mackaness, jointly and severally, their attorney-in-fact, each with full power of substitution, for him in any and all capacities, to sign on behalf of the undersigned any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, and each of the undersigned does hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1934, this report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Theodore A. Boutacoff (Theodore A. Boutacoff)	*President, Chief Executive Officer, and Chairman* *(Principal Executive Officer)*	April 1, 2009
/s/ James H. Mackaness (James H. Mackaness)	*Chief Financial Officer* *(Principal Financial and Accounting Officer)*	April 1,, 2009
/s/ James L. Donovan (James L. Donovan)	*Vice President, Corporate Business Development and Director*	April 1, 2009
/s/ James B. Hawkins (James B. Hawkins)	*Director*	April 1, 2009
/s/ Donald L. Hammond (Donald L. Hammond)	*Director*	April 1, 2009
/s/ Sanford Fitch (Sanford Fitch)	*Director*	April 1, 2009
/s/ Garrett A. Garrettson (Garrett A. Garrettson)	*Director*	April 1, 2009
/s/ William M. Moore (William M. Moore)	*Director*	April 1, 2009

Exhibit Index

Exhibits	Exhibit Title
2.1(13)	Asset Purchase Agreement dated November 30, 2006 by and among American Medical Systems, Inc., a Delaware corporation, Laserscope, a California corporation and a wholly owned subsidiary of American Medical Systems, Inc., and IRIDEX Corporation.
3.1(1)	Amended and Restated Certificate of Incorporation of Registrant.
3.2(2)	Amended and Restated Bylaws of Registrant.
4.1(3)	Certificate of Designation, Preferences and Rights of Series A Preferred Stock.
4.2(3)	Investor Rights Agreement, dated as of August 31, 2007, by and between the Company, BlueLine Capital Partners, LP; BlueLine Capital Partners III, LP and BlueLine Capital Partners II, LP.
10.1(1)	Form of Indemnification Agreement with directors and officers.
10.2	Lease Agreement dated December 6, 1996 by and between Zappettini Investment Co. and the Registrant, as amended pursuant to Amendment No. 1 dated September 15, 2003 and Amendment No. 2 dated December 22, 2008.
10.3(4)*	1995 Director Option Plan.
10.4(5)*	1998 Stock Plan (as amended June 19, 2007).
10.5(6)*	2005 Employee Stock Purchase Plan.
10.6(7)*	2009 Employee Incentive Program Summary.
10.7(8)*	2008 Equity Incentive Plan.
10.8*	Change of Control Severance Agreement by and between the Company and James Mackaness, dated January 22, 2008.
10.9(5)	Settlement Agreement, dated April 6, 2007, by and among Synergetics, Inc., Synergetics USA, Inc. and IRIDEX Corporation.
10.10(3)	Securities Purchase Agreement, dated August 31, 2007, by and among BlueLine Capital Partners, LP, BlueLine Capital Partners III, LP, BlueLine Capital Partners II, LP and IRIDEX Corporation.
10.11(10)	Credit and Security Agreement, dated March 27, 2008, by and between IRIDEX Corporation and Wells Fargo Bank, National Association, acting through its Wells Fargo Business Credit operating division.
10.12(10)	Credit and Security Agreement (Ex-Im Subfacility), dated March 27, 2008, by and between IRIDEX Corporation and Wells Fargo Bank, National Association, acting through its Wells Fargo Business Credit operating division.
10.13(10)	Borrower Agreement, dated March 27, 2008, by IRIDEX Corporation in favor of Export-Import Bank of the United States and Wells Fargo Bank, National Association, acting through its Wells Fargo Business Credit operating division.
10.14(11)	First Amendment to Credit and Security Agreements and Waiver of Default, dated November 3, 2008, by and between IRIDEX Corporation and Wells Fargo Bank, National Association.
10.15(9)	Letter Agreement, dated June 27, 2007, by and between American Medical Systems, Inc., a Delaware corporation, Laserscope, a California corporation and a wholly owned subsidiary of American Medical Systems, Inc., and IRIDEX Corporation, as amended.
10.16(9)	Letter amendment, dated July 31, 2007, by and between Laserscope and IRIDEX Corporation.
10.17(9)	Letter amendment, dated August 6, 2007, by and between Laserscope and IRIDEX Corporation.
10.18(9)	Security Agreement made by the Company in favor of each of American Medical Systems, Inc. and Laserscope, dated August 14, 2007.
10.19(9)	Patent, Trademark and Copyright Security Agreement by and between the Company and Mid-Peninsula Bank, dated July 31, 2007.
10.20(9)	Subordination Agreement by and between the Company, Mid-Peninsula Bank, American Medical Systems, Inc. and Laserscope, dated August 14, 2007.
16.1(12)	Letter from PricewaterhouseCoopers LLP to the Securities and Exchange Commission, dated as of August 19, 2007.

21.1(1) Subsidiaries of Registrant.

23.1 Consent of Burr, Pilger & Mayer LLP, Independent Registered Public Accounting Firm.

23.2 Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

24.1 Power of Attorney (See page 73).

31.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Indicates a management contract or compensatory plan or arrangement.

(1) Incorporated by reference to the Exhibits filed with the Registration Statement on Form SB-2 (No. 333-00320-LA) which was declared effective on February 15, 1996.

(2) Incorporated by reference to the Exhibits filed with the Registrant's Report on Form 8-K on November 21, 2007.

(3) Incorporated by reference to the Exhibits filed with the Registrant's Report on Form 8-K on September 7, 2007.

(4) Incorporated by reference to Exhibit 10.3 filed with the Registrant's Registration Statement on Form S-8 on August 3, 2004.

(5) Incorporated by reference to the Exhibits filed with the Registrant's Report on Form 10-Q for the quarter ended June 30, 2007.

(6) Incorporated by reference to the appendix filed with the Registrant's Proxy Statement for the Company's 2004 Annual Meeting of Stockholders which was filed on April 30, 2004.

(7) Incorporated by reference to Exhibit 99.1 filed with the Registrant's Form 8-K on December 16, 2008.

(8) Incorporated by reference to the appendix filed with the Registrant's Proxy Statement for the Company's 2008 Annual Meeting of Stockholders which was filed on April 24, 2008.

(9) Incorporated by reference to the Exhibits filed with the Registrant's Report on Form 10-Q for the quarter ended September 29, 2007.

(10) Incorporated by reference to the Exhibits filed with the Registrant's Report on Form 8-K on April 2, 2008.

(11) Incorporated by reference to Exhibit 10.1 filed with the Registrant's Report on Form 8-K on November 7, 2008.

(12) Incorporated by reference to Exhibit 16.1 filed with the Registrant's Report on Form 8-K on August 29, 2007.

(13) Incorporated by reference to Exhibit 2.1 filed with the Registrant's Report on Form 8-K on December 6, 2006.

Exhibit 10.2

Renault & Handley

INDUSTRIAL & COMMERCIAL REAL ESTATE

This LEASE, executed in duplicate at Palo Alto, California, this 6th day of December, by and between

PARTIES

Zappettini Investment Co.
and
Iridex Corporation

hereinafter called respectively Lessor and Lessee, without regard to number or gender,

PREMISES:

WITNESSETH: That Lessor hereby leases to Lessee, and Lessee hires from Lessor, those certain premises, hereinafter in this lease designated as "the Premises", with the appurtenances, situated in the City of Mountain View, County of Santa Clara, State of California, and more particularly described as follows, to-wit:

An approximate 37,166 square foot industrial building located on 2.69 acre lot and commonly referred to as 1212 Terra Bella, Mountain View, California.

USE

The Premises shall be used and occupied by Lessee for design, testing, manufacturing, assembly, sales, office, administration, research and development and other legal uses ancillary thereto and for no other purpose without the prior written consent of Lessor.

TERM

The term shall be for 5 (five) years, commencing on the 1st day of March, 1997, (the "Commencement Date") and ending on the 28th day of February, 2002.

RENTAL

Rent shall be payable to the Lessor without deduction or offset at such place or places as may be designated from time to time by the Lessor as follows:

Thirty Three Thousand One Hundred Eighty Two and 60/100ths Dollars ($33,182.60) upon execution of this Lease representing rental due March 1, 1997. $33,182.60 shall be due on April 1, 1997 and on the 1st day of each and every succeeding month through August 1st 1997. Forty Thousand Eight Hundred Eighty Two and 60/100ths ($40,882.60) shall be due on September 1, 1997 and on the 1st day of each and every succeeding month through February 1, 1999. Forty Two Thousand Seven Hundred Forty and 90/100ths Dollars ($42,740.90) shall be due on March 1, 1999 and on the 1st day of each and every succeeding month through February 1, 2000. Forty Four Thousand Five Hundred Ninety Nine and 20/100ths Dollars ($44,599.20) shall be due on March 1, 2000 and on the 1st day of each and every succeeding month through February 1, 2001. Forty Six Thousand Four Hundred Fifty Seven and 50/100ths Dollars ($46,457.50) shall be due on March 1, 2001 and on the 1st day of each and every succeeding month through February 1, 2002.

SECURITY DEPOSIT

Lessee has deposited with Lessors $46,457.50 as security for the full and faithful performance of each and every term, provision, covenant and condition of this Lease. In the event Lessee defaults in respect of any of the terms, provisions, covenants or conditions of this Lease, including, but not limited to the payment of rent, Lessor may use, apply or retain the whole or any part of such security for the payment of any rent in default or for any other sum which Lessor may spend or be required to spend by reason of Lessee's default. Should Lessee faithfully and fully comply with all of the terms, provisions, covenants and conditions of this Lease, the security of any balance thereof shall be returned to Lessee or, at the option of Lessor, to the last assignee of Lessee's interest in this Lease at the expiration of the term hereof. Lessee shall not be entitled to any interest on said security deposit.

POSSESSION

If Lessor, for any reason whatsoever, cannot deliver possession of the Premises to Lessee at the commencement of the said term, as hereinbefore specified, this Lease shall not be void or voidable, nor shall Lessor, or Lessor's agents, be liable to Lessee for any loss or damage resulting therefrom; but in that event the commencement and termination dates or the Lease and all other dates affected thereby shall be revised to conform to the date of Lessor's delivery of possession. The above is, however, subject to the provision that the period of delay of delivery of the Premises shall not exceed ________ days from the commencement date herein. If the period of delay of delivery exceeds the foregoing, Lessee, at his or its option, may declare this Lease null and void.*

*See Addendum attached

ACCEPTANCE OF PREMISES AND CONSENT TO SURRENDER

By entry hereunder, the Lessee accepts the Premises as being in good and satisfactory condition, unless within forty-five (45) days after such entry Lessee shall give Lessor written notice specifying in reasonable detail the respects in which the Premises were not in satisfactory condition.* The Lessee agrees on the last day of the term hereof, or on sooner termination of this Lease, to surrender the premises, together with all alterations, additions, and improvements which may have been made in, to, or on the Premises by Lessor or Lessee, unto Lessor in the same good condition as at Lessee's entry into the Premises excepting for such wear and tear as would be normal for the period of the Lessee's occupancy. The Lessee, on or before the end of the term or sooner termination of this Lease, shall remove all Lessee's personal property and trade fixtures from the premises and all property not so removed shall be deemed to be abandoned by the Lessee. If the Premises be not surrendered at the end of the term or sooner termination of this Lease, the Lessee shall indemnify the Lessor against loss or liability resulting from delay by the Lessee in so surrendering the Premises including, without limitation, any claims made by any succeeding tenant founded on such delay. *See Addendum attached

USES PROHIBITED

Lessee shall not commit, or suffer to be committed, any waste upon the Premises, or any nuisance, or other act or thing which may disturb the quiet enjoyment of any other tenant in or around the buildings in which the Premises may be located, or allow any sale by auction upon the Premises, or allow the Premises to be used for any improper, immoral, unlawful or objectionable purpose, or place any loads upon the floor, walls, or roof which endanger the structure, or place any harmful liquids in the drainage system of the building. No waste materials or refuse shall be dumped upon or permitted to remain upon any part of the Premises outside of the building proper. No materials, supplies, equipment, finished products or semi-finished products, raw materials or articles of any nature shall be stored upon or permitted to remain on any portion of the Premises outside of the buildings proper.

ALTERATIONS AND ADDITIONS

The lessee shall make no alterations, additions or improvements to the Premises or any part thereof without first obtaining the prior written consent of the Lessor, which consent shall not be unreasonably withheld or delayed. The Lessor may impose as a condition to the aforesaid consent such requirements as Lessor may deem necessary in Lessor's sole discretion, including without limitation thereto, the manner in which the work is done, a right of approval of the contractor by whom the work is to be performed (which approval shall not be unreasonably withheld or delayed), the times during which it is to be accomplished, and the requirement that upon written request of Lessor prior to the expiration or earlier termination of the Lease, Lessee will remove any or all improvements or additions to the Premises installed at Lessee's expense.* All such alterations, additions or improvements not specified to be removed shall at the expiration of earlier termination of the lease become the property of the Lessor and remain upon and be surrendered with the Premises. All movable furniture, business and trade fixtures, and machinery and equipment shall remain the property of the Lessee and maybe removed by the Lessee at any time during the Lease term when Lessee is not in default hereunder. Items which are not to be deemed as movable furniture, business and trade fixtures, or machinery and equipment shall include heating, lighting, electrical systems, air conditioning, permanent partitioning, carpeting, or any other installation which has become an integral part of the Premises.** The Lessee will at all times permit notices of non-responsibility to be posted and to remain posted until the completion of alterations or additions which have been approved by the Lessor. * & ** See Addendum attached

MAINTENANCE OF PREMISES

Lessee shall, at Lessee's sole cost, keep and maintain the Premises and appurtenances and every part thereof, including but not limited to, glazing, sidewalks, parking areas,* plumbing, electrical systems, heating and air conditioning installations, any store front, roof covering—unless it is not feasible to repair the existing roof covering and a new roof covering is required, and the interior of the Premises in good order, condition, and repair. Lessor at Lessor's sole cost and expense shall maintain the exterior of the walls, and structural portions of the roof, foundations, walls, and floors except for any repairs caused by the wrongful act of the Lessee and Lessee's agents. The Lessor will replace the roof covering if repairs to said covering are no longer economically feasible in the judgment of roofing experts, and provided that said replacement is not made necessary by acts of the Lessee and Lessee's agents. The Lessee shall water, maintain and replace, when necessary, any shrubbery and landscaping provided by the Lessor on the Premises. The Lessee expressly waives the benefits of any statute now or hereafter in effect which would otherwise afford the

Lessee the right to make repairs at Lessor's expense or to terminate this lease because of Lessor's failure to keep the Premises in good order, conditions or repair. *** See Addendum attached
*including resealing the parking lot approximately every three (3) years.

FIRE AND EXTENDED COVERAGE INSURANCE AND SUBROGATION

SEE REVISED INSURANCE CLAUSE ATTACHED

ABANDONMENT

Lessee shall not or abandon the Premises at any time during the term; and if Lessee shall abandon, or surrender the premises, or be dispossessed by process of law, or otherwise, any personal property belonging to Lessee and left on the Premises shall be deemed to be abandoned, at the option of Lessor mortgaged to Lessor.

FREE FROM LIENS

Lessee shall keep the Premises and the property in which the Premises are situated, free from any liens arising out liens of any work performed, materials furnished, or obligations incurred by Lessee.

COMPLIANCE WITH GOVERNMENTAL REGULATIONS

Lessee shall, at his sole cost and expense, comply with all of the requirements of all Municipal, State and Federal authorities now in force, or which may hereafter be in force, pertaining to the Premises, and shall faithfully observe in the use of the Premises all Municipal ordinances and State and Federal statutes now in force or which may hereafter be in force. The judgment of any court of competent jurisdiction, or the admission of Lessee in any action or proceeding against Lessee, whether Lessor be a party thereto or not, that Lessee has violated any such ordinance or statute in the use of the Premises, shall be conclusive of that fact as between Lessor and Lessee.
* See Addendum attached

INDEMNIFICATION OF LESSOR AND LESSEE'S LIABILITY INSURANCE

The Lessee, as a material part of the consideration to be rendered to the Lessor, hereby waives all claims against the Lessor for damages to goods, wares and merchandise, and all other personal property in, upon, or about the Premises and for injuries to persons in or about the Premises, from any cause arising at any time, excepting claims arising from the Lessor's negligence & willful misconduct or breach of this Lease and the Lessee will hold the Lessor exempt and harmless from any damage or injury to any person, or to the goods, wares and merchandise and all other personal property of any person, arising from the use of the Premises by the Lessee, or from the failure of the Lessee to keep the Premises in good condition and repair, as herein provided.
SEE REVISED INSURANCE CLAUSE ATTACHED

ADVERTISEMENTS AND SIGNS

Lessee will not place or permit to be placed, in, upon or about the Premises any unusual or extraordinary signs, or any signs not approved by the city or other governing authority. The Lessee will not place, or permit to be placed, upon the Premises, any signs, advertisements or notices without the written consent of the Lessor first had and obtained.* Any sign so placed on the Premises shall be so placed upon the understanding and agreement that Lessee will remove same at the termination of the tenancy herein created and repair any damage or injury to the Premises caused thereby, and if not so removed by Lessee then Lessor may have same so removed at Lessee's expense. *See Addendum attached

UTILITIES

Lessee shall pay for all water, gas, heat, light, power, telephone service and all other service supplied to the Premises.

ATTORNEY'S FEES

In case suit should be brought for the possession of the Premises, for the recovery of any sum due hereunder, or because of the breach of any other covenant herein, the losing party shall pay to the prevailing party a reasonable attorney's fee, which shall be deemed to have accrued on the commencement of such action and shall be enforceable whether or not such action is prosecuted to judgment.

DEFAULT

In the event of any breach of this Lease by the Lessee, or an abandonment of the Premises by the Lessee, the Lessor has the option of 1) removing all persons and property from the Premises and repossessing the Premises in which case any of the Lessee's property which the Lessor removes from the Premises may be stored in a public warehouse or elsewhere at the cost of, and for the account of Lessee, or 2) allowing the Lessee to remain in full possession and control of the Premises. If the Lessor chooses to repossess the Premises, the Lease will automatically terminate in accordance with provisions of the California Civil Code, Section 1951.2. In the event of such termination of the Lease, the Lessor may recover from the Lessee: 1) the worth at the time of award of the unpaid rent which had been earned at the time of termination including interest at 7% per annum; 2) the worth at the time of award of the amount by which the unpaid rent which would have been earned after termination until the time of award exceeds the amount of such rental loss that the Lessee proves could have been reasonably avoided including interest at 7% per annum; 3) the worth at the time of award of the amount by which the unpaid rent for the balance of the term after the time of award exceeds the amount of such rental loss that the Lessee proves could be reasonably avoided; and 4) any other amount necessary to compensate the Lessor for all the detriment proximately caused by the Lessee's failure to perform his obligations under the Lease or which in the ordinary course of things would be likely to result therefrom. If the Lessor chooses not to repossess the premises, but allows the Lessee to remain in full possession and control of the Premises, then in accordance with provisions of the California Civil Code, Section 1951.4, the Lessor may treat the Lease as being in full force and effect, and may collect from the Lessee all rents as they become due through the termination date of the lease as specified in the lease. For the purposes of this paragraph, the following do not constitute a termination of Lessee's right to possession:

a) Acts of maintenance or preservation or efforts to relet the property.

b) The appointment of a receiver on the initiative of the Lessor to protect his interest under this Lease.* *See Addendum attached

LATE CHARGES

Lessee hereby acknowledges that late payment by Lessee to Lessor of rent and other sums due hereunder will cause Lessor to incur costs not contemplated by this lease, the exact amount of which will be extremely difficult to ascertain. Such costs include, but are not limited to, processing and accounting charges, and late charges which may be imposed on Lessor by the terms of any mortgage or trust deed covering the Premises. Accordingly, if any installment of rent or any other sum due from Lessee shall not be received by Lessor or Lessor's designee within ten (10) days after such amount shall be due, Lessee shall pay to Lessor a late charge equal to seven & one half percent (7.5%) of such overdue amount. The parties hereby agree that such late charge represents a fair and reasonable estimate of the costs Lessor will incur by reason of late payment by Lessee. Acceptance of such late charge by Lessor shall in no event constitute a waiver of Lessee's default with respect to such overdue amount, nor prevent Lessor from exercising any of the other rights and remedies granted hereunder.

SURRENDER OF LEASE

The voluntary or other surrender of this Lease by Lessee, or a mutual cancellation thereof, shall not work a merger, and shall, at the option of Lessor, terminate all or any existing subleases or subtenancies, or may, at the option of Lessor, operate as an assignment to him of any or all such subleases or subtenancies.

TAXES

The Lessee shall be liable for all taxes levied against personal property and trade or business fixtures. The Lessee also agrees to pay, as additional rental, during the term of this Lease and any extensions thereof, all real estate taxes plus the yearly installments of any special assessments which are of record or which may become of record during the term of this lease. If said taxes and assessments are assessed against the entire building and building site, and this Lease does not cover the entire building or building site, the taxes and assessment installments allocated to the Premises shall be pro-rated on a square footage or other equitable basis, as calculated by the Lessor. It is understood and agreed that the Lessee's obligation under this paragraph will be pro-rated to reflect the commencement and termination dates of this Lease. Real estate taxes shall not include taxes assessed on the net income of Lessor or any gift, franchise or inheritance taxes.

NOTICES

All notices to be given to Lessee may be given in writing personally or by depositing the same in the United States mail, postage prepaid, and addressed to Lessee at the said Premises, whether or not Lessee has departed from, abandoned or vacated the Premises.

ENTRY BY LESSOR

Lessee shall permit Lessor and his agents to enter into and upon the Premises at all reasonable times for the purpose of inspecting the same or for the purpose of maintaining the building in which the Premises are situated, or for the purpose of making repairs, alterations or additions to any other portion of said building, including the erection and maintenance of such scaffolding, canopies, fences and props as may be required without any rebate of rent and without any liability to Lessee for any loss of occupation or quiet enjoyment of the Premises thereby occasioned; and shall permit Lessor and his agents, at any time within ninety days prior to the expiration of this Lease, to place upon the Premises any usual or ordinary "For Sale" or "To Lease" signs and exhibit the Premises to prospective tenants at reasonable hours.

DESTRUCTION OF PREMISES

In the event of a partial destruction of the Premises during the said term from any cause, Lessor shall forthwith repair the same, provided such repairs can be made within one hundred twenty (120) days under the laws and regulations of State, Federal, County or Municipal authorities, but such partial destruction shall in no way annul or void this Lease, except that Lessee shall be entitled to a proportionate reduction of rent while such repairs are being made, such proportionate reduction to be based upon the extent to which the making of such repairs shall interfere with the business carried on by Lessee in the Premises. If such repairs cannot be made in one hundred twenty (120) days, Lessor may, at his option, make same within a reasonable time, this Lease continuing in full force and effect and the rent to be proportionately reduced as aforesaid in this paragraph provided. In the event that Lessor does not so elect to make such repairs which cannot be made in one hundred twenty (120) days, or such repairs cannot be made under such laws and regulations, this Lease may be terminated at the option of either party. In respect to any partial destruction which Lessor is obligated to repair or may elect to repair under the terms of this paragraph, the provision of Section 1932, Subdivision 2, and of Section 1933, Subdivision 4, of the Civil Code of the State of California are waived by Lessee. In the event that the building in which the Premises may be situated be destroyed to the extent of not less than 50 (fifty) % of the replacement cost thereof, Lessor may elect to terminate this Lease, whether the Premises be injured or not. A total destruction of the building in which the Premises may be situated shall terminate this Lease. In the event of any dispute between Lessor and Lessee relative to the provisions of this paragraph, they shall each select an arbitrator, the two arbitrators so selected shall select a third arbitrator and the three arbitrators so selected shall hear and determine the controversy and their decision thereon shall be final and binding upon both Lessor and Lessee, who shall bear the cost of such arbitration equally between them.

ASSIGNMENT AND SUBLETTING

The Lessee shall not assign, transfer, or hypothecate the leasehold estate under this Lease, or any interest therein, and shall not sublet the Premises, or any part thereof, or any right or privilege appurtenant thereto, or suffer any other person or entity to occupy or use the Premises, or any portion thereof, without, in each case, the prior written consent of the Lessor.* As a condition for granting its consent to any subletting the Lessor may require the Lessee to agree to pay to the Lessor, as additional rental 50% of all rents received by the Lessee from its Sublessee after deductions for brokerage commissions which are in excess of the amount payable by the Lessee to the Lessor hereunder.** The Lessee shall, by thirty (30) days written notice, advise the Lessor of its intent to sublet the Premises or any portion thereof for any part of the term hereof. Within thirty (30) days after receipt of Lessee's notice, Lessor shall either give approval or disapproval to Lessee to sublease the portion of the Premises described in Lessee's notice. If the Lessor approves a subletting, the Lessee may sublet immediately after receipt of the Lessor's written approval. In the event Lessee is allowed to assign, transfer or sublet the whole or any part of the Premises, with the prior written consent of Lessor, no assignee, transferee or sublessee shall assign or transfer this Lease, either in whole or in part, or sublet the whole or any part of the Premises, without also having obtained the prior written consent of the Lessor. A consent of Lessor to one assignment, transfer, hypothecation, subletting, occupation or use by any other person shall not release Lessee from any of Lessee's obligations hereunder or be deemed to be a consent to any subsequent similar or dissimilar assignment, transfer, hypothecation, subletting, occupation or use by any other person. Any such assignment, transfer, hypothecation, subletting, occupation or use without such consent shall be void and shall constitute a breach of this Lease by Lessee and shall, at the option of Lessor exercised by written notice to Lessee, terminate this Lease. The leasehold estate under this Lease shall not, nor shall any interest therein, be assignable for any purpose by operation of law without the written consent of Lessor. As a condition to its consent, Lessor may require Lessee to pay all expense in connection with the assignment, and Lessor may require Lessee's assignee or transferee (or other assignees or transferees) to assume in writing all of the obligations under this Lease.***

**See Addendum attached

*Lessor agrees not to unreasonably withhold consent to sublet or assign.

***See Addendum attached

CONDEMNATION

If any part of the premises shall be taken for any public or quasi-public use, under any statute or by right of eminent domain or private purchase in lieu thereof, and a part thereof remains which is susceptible of occupation hereunder, this Lease shall, as to the part so taken, terminate as of the date title shall vest in the condemnor or purchaser, and the rent payable hereunder shall be adjusted so that the Lessee shall be required to pay for the remainder of the term only such portion of such rent as the value of the part remaining after such taking bears to the value of the entire Premises prior to such taking; but in such event Lessor shall have the option to terminate this

Lease as of the date when title to the part so taken vests in the condemnor or purchaser. If all of the premises, or such part thereof be taken so that there does not remain a portion susceptible for occupation hereunder, this Lease shall thereupon terminate. If a part or all of the Premises be taken, all compensation awarded upon such taking shall go to the Lessor and the Lessee shall have no claim thereto, except that Lessee shall have the right to receive that portion of the condemnation proceeds based upon the value of all personal property that Lessee shall have the right to remove from the Premises.

EFFECT OF CONVEYANCE — The term "Lessor" as used in this Lease, means only the owner for the time being of the land and building containing the Premises, so that, in the event of any sale of said land or building, or in the event of a lease of said building, the Lessor shall be and hereby is entirely freed and relieved of all covenants and obligations of the Lessor hereunder,* and it shall be deemed and construed, without further agreement between the parties and the purchaser at any such sale, or the Lessee of the building, that the purchaser or lessee of the building has assumed and agreed to carry out any and all covenants and obligations of the Lessor hereunder. If any security be given by the Lessee to secure the faithful performance of all or any of the covenants of this Lease on the part of the Lessee, the Lessor may transfer and deliver the security, as such, to the purchaser at any such sale or the lessee of the building, and thereupon the Lessor shall be discharged from any further liability in reference thereto. *provided that Lessor transfers the security deposit to the transferee and the transferee assumes in writing Lessor's obligations hereunder.

SUBORDINATION — Lessee agrees that this Lease may, at the option of Lessor, be subject and subordinate to any mortgage, deed of trust or other instrument of security which has been or shall be placed on the land and building or land or building of which the Premises form a part, and this subordination is hereby made effective without any further act of Lessee. The Lessee shall, at any time hereinafter, on demand, execute any instruments, releases, or other documents that may be required by any mortgagee, mortgagor, or trustor or beneficiary under any deed of trust for the purpose of subjecting and subordinating this Lease to the lien of any such mortgage, deed of trust or other instrument of security, and the failure of the Lessee to execute any such instruments, releases or documents, shall constitute a default hereunder.

Lessee shall not be required to execute any documents subordinating this Lease unless the holder of any such Lien executes a Non-Disturbance Agreement in favor of Lessee.

WAIVER — The waiver by Lessor of any breach of any term, covenant or condition, herein contained shall not be deemed to be a waiver of such term, covenant or condition or any subsequent breach of the same or any other term, covenant or condition therein contained. The subsequent acceptance of rent hereunder by Lessor shall not be deemed to be a waiver of any preceding breach by Lessee of any term, covenant or condition of this Lease, other than the failure of Lessee to pay the particular rental so accepted, regardless of Lessor's knowledge of such preceding breach at the time of acceptance of such rent.

HOLDING OVER — Any holding over after the expiration of the said term, with the consent of Lessor, shall be construed to be a tenancy from month to month, at a rental to be negotiated by Lessor and Lessee prior to the expiration of said term, and shall otherwise be on the terms and conditions herein specified, so far as applicable.

SUCCESSORS AND ASSIGNS — The covenants and conditions herein contained shall, subject to the provisions as to assignment, apply to and bind the heirs, successors, executors, administrators and assigns of all of the parties hereto; and all of the parties hereto shall be jointly and severally liable hereunder.

TIME — Time is of the essence of this Lease.

MARGINAL CAPTIONS — The marginal headings or titles to the paragraphs of this Lease are not a part of this Lease and shall have no effect upon the construction or interpretation of any part thereof. This instrument contains all of the agreements and conditions made between the parties hereto and may not be modified orally or in any other manner than by an agreement in writing signed by all of the parties hereto or their respective successors in interest.

PARAGRAPHS #35 AND #36 AND ADDENDUM ATTACHED HERETO ARE HEREBY MADE A PART OF THIS LEASE.

THIS LEASE HAS BEEN PREPARED FOR SUBMISSION TO YOUR ATTORNEY WHO WILL REVIEW THE DOCUMENT AND ASSIST YOU TO DETERMINE WHETHER YOUR LEGAL RIGHTS ARE ADEQUATELY PROTECTED. RENAULT & HANDLEY IS NOT AUTHORIZED TO GIVE LEGAL AND TAX ADVICE. NO REPRESENTATION OR RECOMMENDATION IS MADE BY RENAULT & HANDLEY OR ITS AGENTS OR EMPLOYEES AS TO THE LEGAL SUFFICIENCY, LEGAL EFFECT OR TAX CONSEQUENCES OF THIS DOCUMENT OR ANY TRANSACTION RELATING THERETO. THESE ARE QUESTIONS FOR YOUR ATTORNEY WITH WHOM YOU SHOULD CONSULT BEFORE SIGNING THIS DOCUMENT.

IN WITNESS WHEREOF, Lessor and Lessee have executed these presents, the day and year first above written.

LESSOR	LESSEE
ZAPPETTINI INVESTMENT CO.	IRIDEX CORPORATION
/s/ George O. McKee	/s/ Theodore A. Boutacoff

REVISED INSURANCE CLAUSE

This Lease Clause replaces the Insurance Clause (11.) in the Renault & Handley Net Lease Form.

INSURANCE

11.Lessee shall not use, or permit the Premises, or any part thereof, to be used, for any purposes other than that for which the Premises are hereby leased; and no use shall be made or permitted to be made on the Premises, nor acts done, which will cause a cancellation of any insurance policy covering said building, or any part thereof, nor shall Lessee sell or permit to be kept, used or sold, in or about the Premises, any article which may be prohibited by the standard form of fire insurance policies. Lessee shall, at his sole cost and expense, comply with any and all requirement pertaining to the Premises, of any insurance organization or company, necessary for the maintenance of reasonable fire and public liability insurance, covering said building and appurtenances.

11.1 Lessee shall, at its expense, obtain and keep in force during the term of this Lease a policy of comprehensive public liability insurance insuring Lessee, Lessor, and any third parties named by Lessor which may include Lessor's lender against* arising out or the condition, use, occupancy or maintenance of the Premises. Such insurance policy shall have a combined single limit for both bodily injury and property damage in an amount not less than One Million Dollars ($1,000,000.00). The limits of said insurance shall not limit the liability of Lessee hereunder.

*liability for personal injury, bodily injury, death and damage to property

11.2 Lessee shall, at its expense, keep in force during the term of this Lease, a policy of fire and property damage insurance in an "all risk" form with a sprinkler leakage endorsement, insuring Lessee's inventory, fixtures, equipment and personal property within the Premises for the full replacement value thereof.

11.3 Lessor shall maintain a policy or policies of fire and property damage insurance in an "all risk" form, with sprinkler and, at the option of the Lessor, earthquake endorsements, covering loss or damage to the building, including Lessee's leasehold improvements installed with the written consent of the Lessor for the full replacement cost thereof.

11.4 Lessee shall pay to Lessor as additional rent, during the term hereof, upon receipt of an invoice therefore, 100 percent of the premiums for any insurance obtained by Lessor pursuant to 11.3 above. Lessor may obtain such insurance for the Building separately, or together with other buildings and improvements which Lessor elects to insure together under blanket policies of insurance. In such case Lessee shall be liable for only such portion of the premiums for such blanket policies as are allocable to the Premises. It is understood and agreed that Lessee's obligation under this paragraph shall be prorated to reflect the Commencement Date and Expiration Date of the Lease.**

11.5 Not withstanding anything to the contrary in this Lease, Lessee and Lessor each hereby waives any and all rights of recovery against the other, or against the officers, directors, employees, partners;, agents and representatives of the other, for loss of or damage to the property of the waiving party or the property of others under its control, to the extent such loss or damage is insured against under any insurance policy earned by Lessor or Lessee hereunder. Each party shall notify their respective insurance carriers of this waiver.

** If Lessor carries earthquake insurance, Lessee's obligation to reimburse Lessor for premiums therefore shall not exceed $20,000.00 annually.

ADDITIONAL PARAGRAPHS

These additional paragraphs are hereby made a part of that certain Lease dated December 6, 1996 by and between Zappettini Investment Co., Lessor, and Iridex Corporation, Lessee, covering premises at 1212 Terra Bella, Mountain View, California.

35. Options to Renew. Lessor grants to Lessee two successive two year options to renew this Lease. The first two year option shall commence, if at all, on the termination date of this Lease and will terminate on February 29, 2004. The second option period shall commence, if at all, on March 1, 2004 providing that the first option has been exercised and shall terminate on February 28, 2006. In no event can the 2nd option to renew be exercised unless the 1st option to renew has been exercised. The option terms shall be governed by all the terms and conditions as are contained in the Lease excepting that there shall be no additional options and also excepting the basic monthly rental. The basic monthly rent for each of the option terms shall be negotiated by Lessor and Lessee at the time each option is exercised and shall be based on 98 percent of the then market rent for the Premises based on similar space within a 1 mile radius of the subject property. In no event however, shall the monthly rental for the first option term be less than $46,457.50 nor shall the rental amount for the 2nd option term be less than that amount being paid for the 1st option term. In order to exercise each option, the Lessee must give the Lessor written notice a minimum of 90 days and a maximum of 120 days prior to the termination of the immediately preceding term. At the option of the Lessor, any of the above options to renew may be declared null and void if the Lessee is in default under any of the terms or conditions of the Lease when said option is exercised.

36. Lessor will indemnify, defend and hold Lessee harmless from and against all costs of response, corrective action, remedial action, claims, demands, losses and liabilities arising from any pre-existing environmental contamination which may have occurred prior to the Lessee taking possession of the Premises.

Lessee will only be responsible for contamination of the Premises or the soils or ground water thereon or thereunder in violation of Hazardous Materials Laws, that is caused by Lessee or Lessee's agents, contractors or invitees during the term as may be extended. All hazardous materials and toxic wastes that Lessee brings on the Premises shall be stored according to Hazardous Materials' Law.

All hazardous materials and toxic wastes that Lessee brings on the site shall be stored according to all local, state and national government regulations. Hazardous Materials shall be defined as those substances that are recognized as posing a risk of injury to health or safety by the Santa Clara Fire Department, the Santa Clara County Health Department, the Regional Water Quality Control Board, the State of California or the Federal Government.
For purposes of this Lease, "Hazardous Materials Law" shall mean all local, state and federal laws, statutes, ordinances, rules, regulations, judgements, injunctions, stipulations, decrees, orders, permits, approvals, treaties or protocols now or hereafter enacted, issued or promulgated by any governmental authority which relate to any Hazardous Material or the use, handling, transportation, production, disposal, discharge, release, emission, sale or storage of, or the exposure of any person to, a Hazardous Material.

Lessor hereby releases Lessee from and waives all claims, costs, losses, damages and liabilities ("Claims") against Lessee, arising out of or in connection with any Hazardous Material present at any time on, in, under or about the Premises except to the extent that any such Claims results from the release, disposal, emission or discharge of Hazardous Materials on or about the Premises by Lessee by its agent, contractors or employees. In this regard, Lessor hereby waives the benefits of California Civil Code Section 1542 which provides as follows: "A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release which if known by him must have materially have affected his settlement with debtor."

ADDENDUM

Added to the end of paragraph 6: *Notwithstanding anything to the contrary in this Lease, (i) if possession of the Premises has not been delivered to Lessee for any reason whatsoever on or before March 1, 1997, Lessee shall not be obligated to pay rent for that period of time after the Rent Commencement Date equal to the number of days that possession of the Premises is delayed beyond March 1, 1997, and (ii) if possession of the Premises is not delivered to Lessee for any reason whatsoever on or before April 30, 1997 then Lessee may terminate this Lease by written notice to Lessor, whereupon any monies previously paid to Lessor by Lessee shall be reimbursed to Lessee and neither party shall have any further obligation to each other.

Addition to paragraph 7:
*If Lessee notifies Lessor within such 45 day period that there are structural defects in the Premises, Lessor shall, at its cost, repair such structural defects.

Additions to paragraph 9:
* Upon request, Lessor shall advise Lessee in writing whether it reserves the right to require Lessee to remove any such alterations, additions or improvements from the Premises upon expiration or sooner termination of this Lease. If Lessor elects not to reserve such right, then Lessee shall not be required to remove the initial tenant improvements which Lessee intends to construct in the Premises.
** ; provided however, that Lessee shall have the right to remove at any time any special purpose improvements installed in the Premises by Lessee at Lessee's cost including, without limitation, supplementary heating, ventilation and air conditioning systems and chillers for laboratory bench heat exchange. Lessee shall, upon removal of such special purpose improvements, return the Premises to its condition prior to their installation including all patching, cleaning and repainting if necessary.

Addition to paragraph 10:
***In the event of fire or other casualty, paragraph 25, rather than this paragraph 10, shall govern the obligations of the parties with respect to the repair, maintenance and replacement of the Premises. Notwithstanding anything to the contrary in this Lease, Lessor, at its cost and expense, shall make any repair, maintenance or improvement (i) required as a result of a construction defect in the Premises as of the Commencement Date, and (ii) for which Lessor has a right of reimbursement from others (including, without limitation, insurers). Lessee shall have the benefit of any construction and/or equipment warranties existing in favor of Lessor that would assist Lessee in discharging its obligations under this Lease.

1. If Lessee is required to replace an HVAC unit, plumbing line, main electrical panel or generator, it may instead elect to require Lessor to perform such Capital Repair.

2. The cost of any of the above replacements performed by Landlord, which is reimbursable by Lessee, shall be amortized over the useful life of the Capital Repair determined in accordance with generally accepted accounting principles with interest on the unamortized balance at the then prevailing market rate Lessor would pay if it borrowed funds to replace these units from an institutional lender. Lessor shall inform Lessee of the monthly amortization payment required to so amortize such costs, and shall also provide Lessee with the information upon which such determination is made. Tenant shall pay such amortized payment for each month during the term of the Lease after such improvement is completed until the first to occur of (i) the resetting of rent or the end of the term over which such costs were amortized. Such amortized amount shall be due at the same time that rent is due.

3. The cost of any Capital Repair performed by Lessor shall be shared by Lessee and Lessor as follows. Upon completion of the Capital Repair, Lessor shall notify Lessee of the total cost incurred by Lessor to complete the work and shall deliver to Lessee documentary support for such costs and lien waivers (or lien release bonds) for such work. Lessee shall be responsible for that portion of the cost incurred by Lessor for the Capital Repair times a fraction, the numerator of which shall be equal to the lesser of the months in the Lease term (a) until the resetting of monthly rent for the Premises based upon the fair market value of the Premises as so repaired or improved, or (b) the useful life of the capital repairs and the denominator shall be the months on the useful life of the capital repair.

4. For the purposes of this paragraph, a Capital Repair shall not include the resealing of the parking lot.

Addition to paragraph 16
*which consent shall not be unreasonably withheld or delayed. Lessee shall have the right to place signs displaying the name and logo of Lessee in the present sign locations and on the entry doorways.

Addition to paragraph 19.
*Notwithstanding anything to the contrary in this Lease, (i) Lessee shall not be deemed to be in default or breach of this Lease on account of Lessee's failure to pay money to Lessor unless Lessee's failure to pay continues for ten (10) days after the first day of each month, and (ii) Lessee shall not be in default or breach of this Lease for failing to perform any covenant of this Lease (other than a covenant to pay money to Lessor) unless Lessee's failure to perform such covenant continues for a period of thirty (30) days after Lessee's receipt of written notice of such failure, or such longer time as may be reasonably required to cure the default so long as Lessee commences to cure such failure within thirty (30) day period and diligently prosecutes such cure to completion.

Addition to paragraph 24.
Lessor shall provide to Lessee twenty-four (24) hours' notice prior to its entry onto the Premises (except in the event of an emergency) and such entry shall be subject to Lessee's right to accompany Lessor at all times and Lessee's reasonable security precautions. Lessor shall ensure that reasonable access to the Premises is available to Lessee at all times and shall use reasonable efforts to mitigate any interference with Lessee's business caused by Lessor's entry and work.

Addition to paragraph 25
Landlord shall have the additional right to terminate the Lease in the event of a casualty which is not required hereunder to be covered by insurance or where insurance proceeds are not available to pay at least eighty percent (80%) of the replacement cost of the Building. Tenant shall have the additional right to terminate the Lease if restoration or repair of the Building would take longer than one hundred twenty (120) days.

Addition to paragraph 26
*arising after the effective date of the transfer in question. Notwithstanding anything to the contrary in this Lease, Lessee may, without Lessor's prior written consent and without being subject to the terms of this paragraph 26 including, without limitation, Lessor's right to recapture the Premises and participate in assignment and subletting proceeds, sublease the Premises or assign the Lease to: (i) a corporation controlling, controlled by or under common control with Lessee; (ii) a successor corporation related to Tenant by merger, consolidation or nonbankruptcy reorganization; or (iii) a purchaser of substantially all of the assets of Lessee.

Addition to paragraph 14
If Lessee is required to make any capital repairs to this paragraph 14 then the provisions of paragraph 10 with regard to capital repairs shall apply. The paragraph 14 shall not apply to any requirement regarding any Hazardous Material.

September 15, 2003

LEASE AMENDMENT AND EXTENSION

Re: That certain Lease for 1212 Terra Bella Avenue, Mountain View, California dated December 6th, 1996 as amended by the letter dated May 7, 1997 regarding paragraph 26, by and between Zappettini Investment Co., Lessor and Iridex Corporation, Lessee, and that certain Exercise of Option dated November 26th 2001.

The above referenced Lease and Exercise of Option is hereby amended and extended as follows:

Paragraph 3 Term.	The termination date shall be February 28th 2009 rather than February 29th 2004.
Paragraph 4 Rent.	Commencing October 1st 2003 the monthly rental schedule shall be as follows: October 1, 2003 - February 28, 2005 $31,591.10/mo net March 1, 2005 - February 28, 2006 $32,633.60/mo net March 1, 2006 - February 28, 2007 $33,710.51/mo net March 1, 2007 - February 28, 2008 $34,822.96/mo net March 1, 2008 - February 28, 2009 $35,972.12/mo net
Paragraph 10 Maintenance Of Premises.	Lessor shall, at its sole cost, be responsible for the maintenance of the roof, A/C system, landscaping and parking lot. All the other provisions of this Paragraph 10 in the Lease shall be in full force and effect. In consideration of the above, Lessee agrees to pay to Lessor the additional sum of $2,000.00/mo.
Paragraph 35 Option To Renew.	The option paragraph shall read as follows: Lessor grants to Lessee a five (5) year option to renew this lease. The option period shall commence on the termination date of this lease and terminate on February 28th 2014. The option terms shall be governed by all the terms and conditions as are contained in the above described lease excepting that there shall be no additional options and also excepting the basic monthly rental. The basic monthly rental amount for the option term shall be negotiated between Lessor and Lessee at the time the option is exercised and shall be based on 98% of the then market rent for the premises based on similar space within a one mile radius of the subject property. In no event, however, shall the monthly rental for the option term be less than $35,972.12. In order to exercise the option, the Lessee must give Lessor written notice a minimum of 90 days and a maximum of 120 days prior to the termination of the above described Lease Addendum and Extension period. At the option of the Lessor, any of the above terms to renew may be declared null and void if the Lessee is in default under any of the terms or conditions of the Lease when said option was exercised.

Except as amended hereby, all terms, and conditions of the Lease shall remain in full force and effect.

LESSOR: ZAPPETTINI INVESTMENT CO.

By: /s/ George O. McKee
Its: /s/ General Managing Partner
Date: 9/29/03
By: /s/ Al Koering
Its: ____
Date: 9-29-03

LESSEE: IRIDEX CORPORATION

By: /s/ A. Larry Tannenbaum
Its: CTO
Date: 9/26/03

SECOND LEASE AMENDMENT AND EXTENSION

This Second Lease Amendment and Extension ("Second Lease Extension") to that certain Lease dated December 6, 1996 and to that certain Exercise of Option dated November 26, 2001 and to that certain Lease Amendment and Extension dated September 15, 2003 (collectively hereinafter the "Lease") by and between Zappettini Investment Co. ("Lessor") and Iridex Corporation ("Lessee") for the Premises located at 1212 Terra Bella Avenue, Mountain View, California is dated December 22, 2008, with reference to the following facts:

RECITALS

WHEREAS, Lessor and Lessee wish to extend the term of the Lease for six (6) years commencing March 1, 2009 and terminating February 28, 2015.

WHEREAS, Lessor and Lessee wish to set a new rent schedule.

NOW, THEREFORE, for good and valuable consideration, receipt of which is hereby acknowledged, Lessor and Lessee hereby agree as follows:

1. Recitals: The recitals set forth above are incorporated by reference into this Second Lease Extension as though set forth at length.

2. Term: The Lease is hereby extended for a period of six (6) years, commencing on March 1, 2009 and terminating February 28, 2015 (the "Option Period").

3. Rent: Commencing on March 1, 2009 and on the first day of each and every succeeding month to and including February 1, 2010 Thirty Seven Thousand One Hundred Sixty Six and No/100ths Dollars ($37,166.00) shall be due. Commencing on March 1, 2010 and on the first day of each and every succeeding month to and including February 1, 2011 Forty Eight Thousand Three Hundred Fifteen and 80/100ths Dollars ($48,315.80) shall be due. Commencing March 1, 2011 and on the first day of each and every succeeding month to and including February 1, 2012 Fifty Thousand One Hundred Seventy Four and 10/100ths Dollars ($50,174.10) shall be due. Commencing March 1, 2012 and on the first day of each and every succeeding month to and including February 1, 2013 Fifty Five Thousand Seven Hundred Forty Nine and No/100ths Dollars ($55,749.00) shall be due. Commencing March 1, 2013 and on the first day of each and every succeeding month to and including February 1, 2014 Fifty Seven Thousand Six Hundred Seven and 30/100ths Dollars ($57,607.30) shall be due. Commencing March 1, 2014 and on the first day of each and every succeeding month to and including February 1, 2015 Sixty Three Thousand One Hundred Eighty Two and 20/100ths Dollars ($63,182.20) shall be due.

4. Maintenance Reimbursement: Lessee shall provide Lessor monthly an additional One Thousand Five Hundred and No/100ths Dollars ($1,500.00) as reimbursement for Lessor's common area maintenance expenses including roof, HVAC, parking lot and landscaping maintenance.

5. Tenant Improvements: Lessor shall, upon full execution of this Second Lease Extension, provide Lessee with a Tenant Improvement allowance in the amount of Thirty Seven Thousand One Hundred Sixty Six and No/100ths Dollars ($37,166.00), which Lessee may use at its discretion.

6. Full Force & Effect: As of the date hereof, the Lease is in full force and effect. Hereafter, the term "Lease" shall mean the Lease as extended by this Second Lease Extension.

7. Entirety: Except as provided in this Second Lease Extension, the Lease is the entire agreement between the parties and there are no agreements or representations between the parties except as expressed herein. Moreover, no subsequent change or modification of the Lease, as extended, shall be binding unless in writing and fully executed by Lessor and Lessee.

8. Miscellaneous: All capitalized terms not defined herein shall have the same meanings ascribed to them in the Lease. Any inconsistencies or conflicts between the terms and provisions of the Lease and the terms and provisions of this Second Lease Extension shall be resolved in favor of the terms and provisions of this Second Lease Extension.This Second Lease Extension may be executed and delivered in any number of counterparts, including delivery by facsimile transmission, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

9. Authority: Lessor and Lessee each represent and warrant to the other that it has full authority to enter into and perform this Second Lease Extension without the consent or approval of any other person or entity including, without limitation, any mortgagees, partners, ground lessors, or other superior interest holders or interested parties. Each person signing this Second Lease Extension on behalf of Lessor or Lessee represents and warrants that he or she has the full and complete authority, corporate, partnership or otherwise, to bind Lessor or Lessee, as the case may be, to this Second Lease Extension.

IN WITNESS THEREOF, Lessor and Lessee have executed this Second Lease Extension as of the date set forth below.

Lessee:	Lessor:
Iridex Corporation By: J. Mackaness Its: CFO Date: Jan. 6th, 2009	Renault & Handley Employees Investment Co. By: /s/ George O. McKee Its: Managing General Partner Date: 1/08/09

Exhibit 10.8

IRIDEX CORPORATION

CHANGE OF CONTROL SEVERANCE AGREEMENT

This Change of Control Severance Agreement (the "Agreement") is made and entered into by and between James H. Mackaness ("Executive") and IRIDEX Corporation (the "Company"), effective as of January 22, 2008 (the "Effective Date").

RECITALS

WHEREAS, it is expected that the Company from time to time will consider the possibility of a merger with another company, an acquisition by another company or other Change of Control (as defined herein). The Board of Directors of the Company (the "Board") recognizes that such consideration can be a distraction to Executive and can cause Executive to consider alternative employment opportunities.

WHEREAS, the Board believes that it is in the best interests of the Company and its stockholders to provide Executive with an incentive to continue his or her employment to motivate Executive to maximize the value of the Company upon a Change of Control for the benefit of its stockholders.

WHEREAS, the Board believes that it is in the best interests of the Company and its stockholders to provide Executive with certain severance benefits upon Executive's termination of employment without cause or upon a constructive termination following a Change of Control of the Company and to provide Executive with certain severance benefits upon Executive's termination of employment without cause outside of the change of control context, in order to provide Executive with enhanced financial security and incentive to remain with the Company.

WHEREAS, certain capitalized terms used in the Agreement are defined in Section 5 below.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, the parties hereto agree as follows:

1. Term of Agreement. This Agreement will terminate upon the date that all of the obligations of the parties hereto with respect to this Agreement have been satisfied.

2. At-Will Employment. The Company and Executive acknowledge that Executive's employment is and will continue to be at-will, as defined under applicable law, except as may otherwise be specifically provided under the terms of a written formal employment agreement, if any, between the Company and Executive (an "Employment Agreement"). If Executive's employment terminates for any reason, including (without limitation) any termination prior to a Change of Control, Executive will not be entitled to any payments, benefits, damages, awards or compensation other than as provided by this Agreement.

3. Severance Benefits.

(a) Constructive Termination or Termination without Cause Following a Change of Control. If, in the event that (a) within twelve (12) months following a Change of Control, or (b) at any time prior to a Change of Control if such termination is effected at the request of an Acquiror, (x) Executive terminates his or her employment with the Company (or any parent or subsidiary or successor of the Company) for Good Reason, or (y) the Company (or any parent or subsidiary or successor of the Company) terminates Executive's employment without Cause, and, in each case, Executive signs and does not revoke a standard release of claims with the Company in a form acceptable to the Company, then Executive will receive, in addition to Executive's salary payable through the date of termination of employment and any other employee benefits earned and owed through the date of termination, the following severance from the Company:

(i) Severance Payment. As provided in Section 3(b) below, six (6) months severance pay (less applicable withholding taxes) equal to the pro-rata portion of Executive's base salary (as in effect immediately prior to (A) the Change of Control, or (B) Executive's termination, whichever is greater, the "Severance Amount").

(ii) Accelerated Vesting of Options; Restricted Stock. Then-outstanding and unvested stock options in Company common stock held by Executive ("Options") will immediately vest and become exercisable as to fifty percent (50%) of the unvested shares underlying such Options (the "Option Acceleration Amount"). The Options will remain exercisable following the termination for the period prescribed in the respective option agreement, which will not extend past the term of each Option. Additionally, fifty percent (50%) of any shares of restricted stock ("Restricted Stock") then-held by Executive will immediately vest and the applicable Company right of repurchase or reacquisition with respect to such shares of Restricted Stock will lapse (the "Restricted Stock Acceleration Amount").

(iii) Continued Employee Benefits. Reimbursement for a period of up to six (6) months (less applicable withholding taxes, if any) for the costs and expenses incurred by Executive and/or Executive's eligible dependents for coverage under the Company's Benefit Plans, provided that such coverage is timely elected under COBRA.

(b) Timing of Severance Payments. The Company will pay the severance payments to which Executive is entitled under Section 3(a)(i) in a lump sum. If Executive should die before all amounts have been paid, such unpaid amounts will be paid in a lump sum payment (less any withholding taxes) to Executive's spouse, designated beneficiary, or otherwise to the personal representative of Executive's estate.

(c) Severance Benefits Eligibility. Notwithstanding any other provision in this Agreement to the contrary, during the period commencing on the Effective Date and continuing until the date three (3) months after the Effective Date (the "Trial Period"), the Executive shall be eligible to receive only one-half (1/2) of the Severance Amount provided for in Section 3(a)(i),.

(d) Voluntary Resignation; Termination For Cause or without Cause Outside of the Context of a Change of Control. If Executive's employment with the Company terminates (i) voluntarily by Executive (except upon a termination for Good Reason (a) within twelve (12) months following a Change of Control, or (b) at any time prior to a Change of Control if such termination is at the request of an Acquiror), (ii) for Cause by the Company (or any parent or subsidiary or successor of the Company), or (iii) without Cause by the Company (or any parent or subsidiary or successor of the Company) if not (a) within twelve (12) months following a Change of Control, or (b) at any time prior to a Change of Control if such termination is at the request of an Acquiror, then Executive will not be entitled to receive any severance benefits and the sole obligation of the Company shall be to pay to Executive, an amount equal to Executive's base salary payable through the date of termination of employment and any other employee benefits earned and owed through the date of termination.

(e) Disability; Death. If the Company terminates Executive's employment as a result of Executive's Disability, or Executive's employment terminates due to his or her death, then Executive will not be entitled to receive severance benefits and the sole obligation of the Company shall be to pay to Executive an amount equal to Executive's base salary payable to the date of termination of employment and any other employee benefits earned and owed through the date of termination to Executive, Executive's spouse, designated beneficiary, or otherwise to the personal representative of Executive's estate, as the case may be.

(f) Exclusive Remedy. In the event of a termination of Executive's employment with the Company (or any parent or subsidiary or successor of the Company), the provisions of this Section 3 are intended to be and are exclusive and in lieu of any other rights or remedies to which Executive or the Company may otherwise be entitled, whether at law, tort or contract, in equity, or under this Agreement. Executive will be entitled to no benefits, compensation or other payments or rights upon termination of employment other than those benefits expressly set forth in this Section 3.

(g) Section 409A. Notwithstanding anything to the contrary in this Agreement, if Executive is a "specified employee" within the meaning of Section 409A of the Code and any final regulations and guidance promulgated thereunder ("Section 409A") at the time of Executive's termination, then only that portion of the severance and benefits payable to Executive pursuant to this Agreement (other than due to death), if any, and any other severance payments or separation benefits which may be considered deferred compensation under Section 409A (together, the

"Deferred Compensation Separation Benefits"), which (when considered together) do not exceed the Section 409A Limit (as defined below) may be made within the first six (6) months following Executive's termination of employment in accordance with the payment schedule applicable to each payment or benefit. Any portion of the Deferred Compensation Separation Benefits in excess of the Section 409A Limit otherwise due to Executive on or within the six (6) month period following Executive's termination will accrue during such six (6) month period and will become payable in a lump sum payment on the date six (6) months and one (1) day following the date of Executive's termination of employment or the date of Executive's death if earlier. All subsequent Deferred Compensation Separation Benefits, if any, will be payable in accordance with the payment schedule applicable to each payment or benefit. The foregoing provisions are intended to comply with the requirements of Section 409A so that none of the severance payments and benefits to be provided hereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to so comply. The Company and Executive agree to work together in good faith to consider amendments to this Agreement and to take such reasonable actions which are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition prior to actual payment to Executive under Section 409A.

For purposes of this Agreement, "Section 409A Limit" will mean the lesser of two (2) times: (i) Executive's annualized compensation based upon the annual rate of pay paid to Executive during the Company's taxable year preceding the Company's taxable year of Executive's termination of employment as determined under Treasury Regulation 1.409A-l(b)(9)(iii)(A)(1) and any Internal Revenue Service guidance issued with respect thereto; or (ii) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Code for the year in which Executive's employment is terminated.

4. Limitation on Payments. In the event that the severance and other benefits provided for in this Agreement or otherwise payable to Executive (i) constitute "parachute payments" within the meaning of Section 280G of the Code and (ii) but for this Section 4, would be subject to the excise tax imposed by Section 4999 of the Code, then Executive's severance benefits under Section 3 will be either:

(a) delivered in full, or

(b) delivered as to such lesser extent which would result in no portion of such severance benefits being subject to excise tax under Section 4999 of the Code, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the excise tax imposed by Section 4999, results in the receipt by Executive on an after-tax basis, of the greatest amount of severance benefits, notwithstanding that all or some portion of such severance benefits may be taxable under Section 4999 of the Code. Unless the Company and Executive otherwise agree in writing, any determination required under this Section 4 will be made in writing by the Company's independent public accountants immediately prior to Change of Control (the "Accountants"), whose determination will be conclusive and binding upon Executive and the Company for all purposes. For purposes of making the calculations required by this Section 4, the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. The Company and Executive will furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this Section 4. The Company will bear all costs the Accountants may reasonably incur in connection with any calculations contemplated by this Section 4.

5. Definition of Terms. The following terms referred to in this Agreement will have the following meanings:

(a) Acquiror; For purposes of this Agreement an "Acquiror" is either a person or a member of a group of related persons representing such group that in either case obtains effective control of the Company in the transaction or a group of related transactions constituting the Change of Control.

(b) Benefit Plans. For purposes of this Agreement, "Benefit Plans" means the group health plans, policies or arrangements that the Company sponsors (or participates in) and that immediately prior to Executive's termination of employment provide Executive and/or Executive's eligible dependents with medical, dental, and/or vision benefits. Benefit Plans do not include any other type of benefit (including, but not by way of limitation, disability, life insurance or retirement benefits). A requirement that the Company provide Executive and Executive's eligible dependents with coverage under the Benefit Plans will not be satisfied unless the coverage is no less favorable than that provided to senior executives of the Company at any applicable time during the period Executive is entitled to receive severance pursuant to Section 3. The Company may, at its option, satisfy any requirement that the Company provide coverage under any Benefit Plan by providing coverage under a separate plan or plans providing coverage that is no less favorable or by paying Executive a lump sum payment which is, on an after-tax basis, sufficient to provide Executive and Executive's eligible dependents with equivalent coverage under a third-party plan that is reasonably available to Executive and Executive's eligible dependents.

(c) Cause. "Cause" is defined as (i) an act of dishonesty made by Executive in connection with Executive's responsibilities as an employee, (ii) Executive's conviction of, or plea of nolo contendere to, a felony or any crime involving fraud, embezzlement or any other act of moral turpitude, or a material violation of federal or state law by Executive that the Board reasonably believes has had or will have a detrimental effect on the Company's reputation or business; (iii) Executive's gross misconduct, (iv) Executive's unauthorized use or disclosure of any proprietary information or trade secrets of the Company or any other party to whom Executive owes an obligation of nondisclosure as a result of Executive's relationship with the Company; (v) Executive's willful breach of any obligations under any written agreement or covenant with the Company; or (vi) Executive's continued failure to perform his employment duties after Executive has received a written demand of performance from the Company with specifically sets forth the factual basis for the Company's belief that Executive has not substantially performed his duties and has failed to cure such non-performance to the Company's satisfaction within 10 business days after receiving such notice.

(d) Change of Control. "Change of Control" of the Company is defined as:
any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing 50% or more of the total voting power represented by the Company's then outstanding voting securities; or

(i) a change in the composition of the Board occurring within a two-year period, as a result of which fewer than a majority of the directors are Incumbent Directors. "Incumbent Directors" will mean directors who either (A) are directors of the Company as of the date hereof, or (B) are elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but will not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors to the Company); or

(ii) the date of the consummation of a merger or consolidation of the Company with any other corporation that has been approved by the stockholders of the Company, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or the stockholders of the Company approve a plan of complete liquidation of the Company; or

(iii) the date of the consummation of the sale or disposition by the Company of all or substantially all the Company's assets.

(e) Disability. "Disability" will mean that Executive has been unable to perform his Company duties as the result of his incapacity due to physical or mental illness, and such inability, at least twenty-six (26) weeks after its commencement, is determined to be total and permanent by a physician selected by the Company or its insurers and acceptable to Executive or Executive's legal representative (such Agreement as to acceptability not to be unreasonably withheld). Termination resulting from Disability may only be effected after at least 30 days' written notice by the Company of its intention to terminate Executive's employment. In the event that Executive resumes the performance of substantially all of his duties hereunder before the termination of his employment becomes effective, the notice of intent to terminate will automatically be deemed to have been revoked.

(f) Good Reason. "Good Reason" means the occurrence of one or more of the following events effected without Executive's prior consent, provided Executive terminates Executive's employment with the Company within ninety (90) days following the initial existence of the "Good Reason" condition (discussed below): (i) the assignment to Executive of any duties or the reduction of Executive's duties, either of which results in a material diminution in Executive's position or responsibilities with the Company; provided that, it being understood that the continuance of Executive's duties and responsibilities at the subsidiary or divisional level following a Change of Control, rather than at the parent, combined or surviving company level following such Change of Control shall not be deemed Good Reason within the meaning of this clause (i); (ii) a reduction by the Company in the base salary of Executive by fifteen percent (15%) or more, unless similar such reductions occur concurrently with and apply to the Company's senior management, including the Company's Chief Executive Officer and Vice Presidents; (iii) a material change in the geographic location at which Executive must perform services (for purposes of this Agreement, the relocation of Executive to a facility or a location less than twenty-five (25) miles from

Executive's then-present location shall not be considered a material change in geographic location); (iv) a material reduction of facilities, perquisites or in the kind or level of employee benefits to which the Employee is entitled, unless similar such reductions occur concurrently and apply to the Company's senior management, including the Company's Chief Executive Officer and other Vice Presidents; or (v) any material breach by the Company of any material provision of this Agreement. Executive will not resign for Good Reason without first providing the Company with written notice of the acts or omissions constituting the grounds for "Good Reason" within ninety (90) days of the initial existence of the grounds for "Good Reason" and a reasonable cure period of not less than thirty (30) days following the date of such notice.

6. Successors.

(a) The Company's Successors. Any successor to the Company (whether direct or indirect and whether by purchase, merger, consolidation, liquidation or otherwise) to all or substantially all of the Company's business and/or assets will assume the obligations under this Agreement and agree expressly to perform the obligations under this Agreement in the same manner and to the same extent as the Company would be required to perform such obligations in the absence of a succession. For all purposes under this Agreement, the term "Company" will include any successor to the Company's business and/or assets which executes and delivers the assumption agreement described in this Section 6(a) or which becomes bound by the terms of this Agreement by operation of law.

(b) Executive's Successors. The terms of this Agreement and all rights of Executive hereunder will inure to the benefit of, and be enforceable by, Executive's personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

(c) Assumption. It shall be considered a material breach of the Agreement if the Company fails to obtain the assumption of this Agreement by any successor to the Company.

7. Notice.

(a) General. Notices and all other communications contemplated by this Agreement will be in writing and will be deemed to have been duly given when personally delivered or when mailed by U.S. registered or certified mail, return receipt requested and postage prepaid. In the case of Executive, mailed notices will be addressed to him or her at the home address which he or she most recently communicated to the Company in writing. In the case of the Company, mailed notices will be addressed to its corporate headquarters, and all notices will be directed to the attention of its President.

(b) Notice of Termination. Any termination by the Company for Cause or by Executive for Good Reason or as a result of a voluntary resignation will be communicated by a notice of termination to the other party hereto given in accordance with Section 7(a) of this Agreement. Such notice will indicate the specific termination provision in this Agreement relied upon, will set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination under the provision so indicated, and will specify the termination date (which will be not more than thirty (30) days after the giving of such notice). The failure by Executive to include in the notice any fact or circumstance which contributes to a showing of Good Reason will not waive any right of Executive hereunder or preclude Executive from asserting such fact or circumstance in enforcing his or her rights hereunder.

8. Miscellaneous Provisions.

(a) No Duty to Mitigate. Executive will not be required to mitigate the amount of any payment contemplated by this Agreement, nor will any such payment be reduced by any earnings that Executive may receive from any other source.

(b) Waiver. No provision of this Agreement will be modified, waived or discharged unless the modification, waiver or discharge is agreed to in writing and signed by Executive and by an authorized officer of the Company (other than Executive). No waiver by either party of any breach of, or of compliance with, any condition or provision of this Agreement by the other party will be considered a waiver of any other condition or provision or of the same condition or provision at another time.

(c) Headings. All captions and section headings used in this Agreement are for convenient reference only and do not form a part of this Agreement.

(d) Entire Agreement. This Agreement, together with any Employment Agreement, constitutes the entire agreement of the parties hereto and supersedes in their entirety all prior representations, understandings, undertakings or agreements (whether oral or written and whether expressed or implied) of the parties with respect to the subject matter hereof.

(e) Choice of Law. The validity, interpretation, construction and performance of this Agreement will be governed by the laws of the State of California (with the exception of its conflict of laws provisions).

(f) Severability. The invalidity or unenforceability of any provision or provisions of this Agreement will not affect the validity or enforceability of any other provision hereof, which will remain in full force and effect.

(g) Withholding. All payments made pursuant to this Agreement will be subject to withholding of applicable income and employment taxes.

(h) Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

IN WITNESS WHEREOF, each of the parties has executed this Agreement, in the case of the Company by its duly authorized officer, as of the day and year set forth below.

COMPANY

IRIDEX CORPORATION

By: /s/ Theodore A. Boutacoff
Title: President and CEO

EXECUTIVE

By: /s/ James Mackaness
Title: CFO

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Forms S-8 (333-147866, 333-135822, 333-117885, 333-127716, 333-32161, 333-57573, 333-86091, 333-45736, 333-67480, 333-97541, 333-107700) of IRIDEX Corporation of our report dated April 1, 2009 related to the financial statements and financial statement schedules as of January 3, 2009 and December 29, 2007 and for each of the two years in the period ended January 3, 2009 which appear in this Form 10-K.

/s/ Burr, Pilger & Mayer LLP
San Francisco, California
April 1, 2009

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-147866, No. 333-135822, No. 333-117885, No. 333-127716, No. 333-32161, No. 333-57573, No. 333-86091, No. 333-45736, No. 333-67480, No. 333-97541 and No. 333-107700) of IRIDEX Corporation of our report dated March 30, 2007, relating to the consolidated financial statements and financial statement schedule for the year ended December 30, 2006, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
San Jose, California
April 1, 2009

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO SECTION 13(a) or 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Theodore A. Boutacoff, certify that:

1. I have reviewed this report on Form 10-K of IRIDEX Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any changes in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 1, 2009

By: /s/ THEODORE A. BOUTACOFF
Name: Theodore A. Boutacoff
Title: President, Chief Executive Officer and Chairman
(Principal Executive Officer)

Exhibit 31.2

**CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO SECTION 13(a) or 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, James H. Mackaness, certify that:

1. I have reviewed this report on Form 10-K of IRIDEX Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 1, 2009

By: /s/ JAMES H. MACKANESS
Name: James H. Mackaness
Title: Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 32.1

**CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

I, Theodore A. Boutacoff, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of IRIDEX Corporation on Form 10-K for the fiscal year ended January 3, 2009 (i) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) that information contained in such Annual Report on Form 10-K fairly presents, in all material respects, the financial condition and results of operations of IRIDEX Corporation.

Date: April 1, 2009

By: /s/ THEODORE A. BOUTACOFF
Name: Theodore A. Boutacoff
Title: President, Chief Executive Officer and Chairman
(Principal Executive Officer)

Exhibit 32.2

**CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

I, James H. Mackaness, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of IRIDEX Corporation on Form 10-K for the fiscal year ended January 3, 2009 (i) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) that information contained in such Annual Report on Form 10-K fairly presents, in all material respects, the financial condition and results of operations of IRIDEX Corporation.

Date: April 1, 2009

By: /s/ JAMES H. MACKANESS
Name: James H. Mackaness
Title: Chief Financial Officer
(Principal Financial and Accounting Officer)